                                                FILED PURSUANT TO RULE 424(B)(3)
                                            REGISTRATION STATEMENT NO. 333-82775
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+We will amend and complete the information in this prospectus supplement. + +This prospectus supplement and the accompanying prospectus are not offers to +
+sell these securities or our solicitation of your offer to buy these          +
+securities in any jurisdiction where that would not be permitted or legal.    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION -- September 10, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Prospectus Supplement
    , 1999
(To Prospectus--September 9, 1999)
                  [Metro-Goldwyn-Mayer Inc. LOGO APPEARS HERE]
                            METRO-GOLDWYN-MAYER INC.

                       36,036,036 Shares of Common Stock
--------------------------------------------------------------------------------

The Company:

 .  We are a premier global entertainment content company.

 .  Metro-Goldwyn-Mayer Inc.
   2500 Broadway Street
   Santa Monica, California 90404
   (310) 449-3000

 .  NYSE Symbol: MGM

The Offering:

 .  MGM is offering 36,036,036 shares.

 . The underwriters have an option to purchase an additional 5,405,405 shares from MGM to cover over-allotments.

 . There is an existing trading market for these shares. The reported last sales price on September 9, 1999 was $20 13/16 per share.

 . We plan to use substantially all of the proceeds from this offering to repay indebtedness and for general corporate purposes.

 . Tracinda Corporation, MGM's principal stockholder, or one of its affiliates, may purchase shares directly from MGM in this offering.

 .  Closing:     , 1999.

    -------------------------------------------
                             Per Share    Total
    -------------------------------------------
     Public offering price:   $        $
     Underwriting fees:
     Proceeds to MGM:
    -------------------------------------------

    This investment involves risk. See "Risk Factors" beginning on Page S-9.
--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus supplement and the accompanying prospectus are truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------
                          Joint Book-Running Managers

Banc of America Securities LLC                      Donaldson, Lufkin & Jenrette
                                  ----------
Credit Suisse First Boston
       Deutsche Banc Alex. Brown
            Merrill Lynch & Co.
                CIBC World Markets
                    ING Barings
                        The Seidler Companies Incorporated
                                                                  DLJdirect Inc.

Outside Gate        [MGM 75th anniversary logo]

Inside Front Cover  [compilation of MGM titles]

Inside Back Cover   [James Bond library titles and depiction of upcoming James Bond Release]

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Summary..................................................................  S-3
Risk Factors.............................................................  S-9
Forward-Looking Statements............................................... S-14
Use of Proceeds.......................................................... S-15
Price Range of Common Stock.............................................. S-15
Dividend Policy.......................................................... S-15
Capitalization........................................................... S-16
Selected Consolidated Financial Information.............................. S-17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-19

                                                                            Page
                                                                            ----
Business................................................................... S-36
Management................................................................. S-54
Certain Relationships and Related Transactions............................. S-60
Security Ownership of Certain Beneficial Owners and Management............. S-62
Underwriting............................................................... S-65
Legal Matters.............................................................. S-66
Experts.................................................................... S-67
Where You Can Find More Information........................................ S-67
Index to Financial Statements..............................................  F-1

                                   Prospectus

                                                                            Page
                                                                            ----
About this Prospectus......................................................   2
Forward-Looking Statements.................................................   2
Use of Proceeds............................................................   3
Price Range of Common Stock................................................   4
Dividend Policy............................................................   4
The Company................................................................   4

                                                                            Page
                                                                            ----
Plan of Distribution.......................................................   5
Description of Securities..................................................   6
Legal Matters..............................................................   7
Experts....................................................................   7
Where You Can Find More Information........................................   7

                                    SUMMARY

   This summary highlights information from this prospectus supplement. To fully understand this offering and its consequences to you, you should also read the more detailed information and consolidated financial statements contained in this prospectus supplement and the accompanying prospectus and in the documents we incorporate by reference into this prospectus supplement. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the over-allotment option to purchase additional shares of common stock granted to the underwriters. In this prospectus supplement, except where the context otherwise requires, we will collectively refer to Metro-Goldwyn-Mayer Inc. and its direct and indirect subsidiaries as "Metro-Goldwyn-Mayer," "MGM," "we," "our" and "us."

                              Metro-Goldwyn-Mayer

Business

   We are a premier global entertainment content company, one of only seven major film and television studios worldwide. We develop, produce and distribute theatrical motion pictures and television programs. Our principal subsidiaries are Metro-Goldwyn-Mayer Studios Inc., United Artists Corporation, United Artists Films Inc. and Orion Pictures Corporation.

   Our library contains over 4,100 theatrically released feature film titles and 8,900 television episodes and is the largest collection of post-1948 feature films in the world. Films in our library have won nearly 200 Academy Awards, including the Best Picture Award for Annie Hall, The Apartment, The Best Years of Our Lives, Dances with Wolves, Hamlet, In the Heat of the Night, Marty, Midnight Cowboy, Platoon, Rain Man, Rocky, Silence of the Lambs, Tom Jones and West Side Story. We own the James Bond, Rocky and Pink Panther film franchises. We intend to capitalize on the rising worldwide demand for content by leveraging our library across a variety of products and distribution channels, including branded satellite or cable channels, further digital video disc releases and additional international ventures.

   In the second quarter of 1999, we hired the following new members of our management team to implement our strategic plan:

  . Alex Yemenidjian, Chairman of the Board and Chief Executive Officer, has served as the President of MGM Grand, Inc. since July 1995. He has also served MGM Grand in other capacities such as Chief Operating Officer and Chief Financial Officer;

  . Chris McGurk, Vice Chairman of the Board and Chief Operating Officer, was formerly President and Chief Operating Officer of Universal Pictures, a division of Universal Studios. Prior to joining Universal, Mr. McGurk spent eight years with the Walt Disney Company serving many capacities such as President of the Motion Pictures Group and Executive Vice President and Chief Financial Officer of Walt Disney Studios; and

  . Jules Haimovitz, President of MGM Networks, was formerly President and Chief Operating Officer of King World Productions, Inc. He also previously served as President and Chief Executive Officer of ITC Entertainment Group and as President and Chief Operating Officer of Spelling Entertainment.

Business Strategy

   Our goal is to become a fully-integrated global entertainment content company, thereby maximizing the value of our assets, including our film library and our film and television production units. To achieve this goal, we seek to:

   Build and Leverage Our Library. We plan to build and leverage our film and television library by:

  .  Producing new motion pictures and television episodes;

  .  Aggressively marketing and repackaging our library's titles;

  .  Developing new distribution channels;

  .  Capitalizing on developments in technology;

  .  Further penetrating emerging international markets; and

  . Incentivizing our employees to drive growth in sales of our library's titles.

   Create Branded Cable and Satellite Programming Channels. We believe we can create significant value by utilizing our library and current production to establish MGM branded cable and satellite channels. We have begun to explore strategic alternatives to gain carriage for our proposed channels.

   Increase Film and Television Production While Improving our Risk Profile. We intend to increase production in a financially disciplined manner by:

  .  Tightly controlling development and production expenditures;

  . Aggressively seeking production agreements and/or co-financing partners for our pictures and television product;

  . Entering into production agreements and joint ventures with several key producers of motion pictures and television product;

  . Increasing our focus on the production of commercially successful motion pictures which appeal to a younger demographic; and

  . Using our film library as an inexpensive source for sequels and remakes and the expansion of certain well-tested, familiar film franchises.

   We have, for example,

  . Entered into an agreement with Miramax Films pursuant to which we will jointly produce, finance and distribute up to eight motion pictures, relying on our film library as a prominent source of material;

  . Entered into a co-production/co-financing agreement with Universal Studios; and

  . Repositioned UA as a specialty film unit involved in production, sales and acquisitions of specialized motion pictures.

   We intend to produce or co-produce and distribute 10 to 15 motion pictures annually through MGM Pictures across a variety of genres. Through UA Films, we also intend to distribute annually an additional seven to 10 specialty motion pictures that will have substantially lower average costs and will be produced mainly by third parties.

   We plan to develop, produce and distribute television programs focusing on low financial risk formats, such as pre-clearing a television series for distribution prior to committing to development expenditures, as well as joint ventures, co-productions and other partnering arrangements for certain of our series.

   Increase Distribution Revenues. We have taken steps to obtain greater flexibility in distributing our own product to enable us to realize additional revenue opportunities while reducing the costs associated with distribution. We have terminated our agreement with Warner Home Video so that, on February 1, 2000, we will regain full control over the home video exploitation of our films. We are actively planning the transition of our international distribution from Warner Home Video and United International Pictures to Twentieth Century Fox Film Corporation to gain more control over our international distribution and to maximize our revenue opportunities.

   We plan to increase distribution revenues by:

  . Self-distributing in the U.S. and Canada our library as well as all motion pictures produced by MGM Pictures and UA Films;

  . Distributing films that we co-produce with a third party in those territories where we have distribution rights and capabilities; and

  .  Distributing motion pictures produced by others.

   Capitalize on a Well Recognized Brand Name. We believe that the MGM name and lion logo are among the most recognized in the world. We intend to capitalize on the value inherent in our name and logo through the distribution of branded programming and the development of consumer products.

   Streamline Operations. We have taken steps to make our operating process more efficient in the following ways:

  .  Consolidating overhead across the MGM Pictures and UA production units;
     and

  .  Consolidating and centralizing operating and corporate functions.

   In conjunction with our recent operating initiatives, we incurred
$225.2 million in restructuring and other charges consisting of approximately $140 million of unamortized film costs and $85.2 million in severance and other personnel expenses, as well as anticipated costs of withdrawing from the UIP partnership. In addition, we paid, and incurred a charge of, $225 million to terminate our agreement with Warner Home Video.

                                  The Offering

Common stock offered by
 MGM.................... 36,036,036 shares
Common stock to be
 outstanding after the
 offering............... 187,367,494 shares(1)
Use of proceeds......... Repayment of indebtedness and general corporate purposes
NYSE symbol............. MGM

--------
(1) The number of shares outstanding after the offering includes 151,331,458 shares outstanding as of August 31, 1999 plus the 36,036,036 shares offered by MGM, and excludes (a) 23,460,653 shares of common stock issuable upon the exercise of our outstanding stock options and (b) any shares of common stock that we may sell to the underwriters pursuant to the over-allotment option.

                                  Risk Factors

   Investment in the common stock involves a high degree of risk. See "Risk Factors" beginning on page S-9.

                   Summary Consolidated Financial Information

   Our summary consolidated financial data (including that of our predecessor) presented below as of the period from January 1 to October 10, 1996, the period from October 11 to December 31, 1996 and the years ended December 31, 1997 and 1998 and each of the years or periods have been derived from our audited consolidated financial statements. Our audited consolidated financial statements for the years ended December 31, 1997 and 1998, and the period from October 11 to December 31, 1996, and the audited financial statements of MGM Studios for the period from January 1 to October 10, 1996 were audited by Arthur Andersen LLP, independent public accountants.

   The summary consolidated financial data as of and for the six months ended June 30, 1998 and 1999 have been derived from our unaudited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) which are, in our opinion, necessary for a fair presentation of our financial position at such dates and results of operations for such periods. The results of operations for the six months ended June 30, 1999 are not necessarily indicative of the results for the year.

                          Predecessor                           Successor
                          ----------- --------------------------------------------------------------
                           January 1   October 11                               Six Months Ended
                              to           to       Year Ended   Year Ended  -----------------------
                          October 10, December 31, December 31, December 31,  June 30,    June 30,
                             1996       1996(1)     1997(1)(2)   1998(1)(2)  1998(1)(2)  1999(1)(2)
                          ----------- ------------ ------------ ------------ ----------  -----------
                                              (in thousands, except share data)
Statement of Operations
 Data:
Revenues................   $ 912,706   $  228,686   $  831,302   $1,240,723  $  597,661  $   470,917

Expenses................   1,589,275      215,112      898,413    1,311,563     629,353      984,542
                           ---------   ----------   ----------   ----------  ----------  -----------

Operating income
 (loss).................    (676,569)      13,574      (67,111)     (70,840)    (31,692)    (513,625)

Interest expense and
 other income, net......     (68,196)      (9,062)     (50,658)     (76,627)    (36,683)     (38,720)
                           ---------   ----------   ----------   ----------  ----------  -----------

Income (loss) before
 income taxes...........    (744,765)       4,512     (117,769)    (147,467)    (68,375)    (552,345)
Provision for income
 taxes..................        (273)      (4,346)     (10,345)     (10,181)     (5,262)      (4,082)
                           ---------   ----------   ----------   ----------  ----------  -----------
Net income (loss).......   $(745,038)  $      166   $ (128,114)  $ (157,648) $  (73,637) $  (556,427)
                           =========   ==========   ==========   ==========  ==========  ===========


Earnings (loss) per
 share:
  Basic.................               $      .01   $    (4.47)  $    (2.08) $    (1.12) $     (3.69)

  Diluted...............               $      .00   $    (4.47)  $    (2.08) $    (1.12) $     (3.69)
Shares used in
 computation of earnings
 (loss) per share:
  Basic.................               16,692,217   28,634,362   75,816,326  65,781,329  150,945,857

  Diluted...............               37,796,672   28,634,362   75,816,326  65,781,329  150,945,857

Other Operating Data:
Cash flow from operating
 activities.............   $ 343,137   $   61,328   $  245,318   $  433,543  $  247,213  $    92,176

Cash flow from investing
 activities.............    (380,142)  (1,390,861)  (1,285,674)    (903,922)   (495,349)    (610,427)

Cash flow from financing
 activities.............      44,852    1,345,394    1,028,784      521,566     267,794      473,344

EBITDA(3)(4)............     (87,289)      16,709      (49,098)     (47,987)    (20,848)    (501,833)

Capital expenditures....       6,901        2,079        9,555       14,005       7,119        3,705

Depreciation............       4,645        1,418        6,783        8,564       3,922        4,306

                                                        As of June 30, 1999(1)(2)
                                                      ----------------------------
                                                                        As
                                                         Actual     Adjusted(5)
                                                      ------------ ---------------
                                                            (in thousands)
Balance Sheet Data:
Cash and cash equivalents............................   $    9,965   $  139,465
Film and television costs, net.......................    2,231,277    2,231,277
Total assets.........................................    3,260,698    3,390,198
Bank and other debt..................................    1,189,836      713,836
Contractual note payable.............................      112,500           --
Stockholders' equity.................................    1,369,110    2,087,110

--------
(1) Reflects the consolidated balance sheet and results of operations of the combined entity resulting from our acquisition of MGM Studios.
(2) Reflects the consolidated balance sheet and results of operations of the combined entity resulting from the acquisition of Orion.
(3) Reflects the effect of the $225 million contract termination settlement with Warner Home Video and $225.2 million of restructuring and other charges for the period ended June 30, 1999.
(4) "EBITDA" is defined as earnings before interest, taxes, depreciation and non-film amortization. While management considers EBITDA to be an important measure of comparative operating performance, it should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). EBITDA does not reflect cash available to fund cash requirements, and the items excluded from EBITDA, such as depreciation and non-film amortization, are significant components in assessing our financial performance. Other significant uses of cash flows are required before cash will be available to us, including debt service, taxes and cash expenditures for various long-term assets. Our calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.
(5) As adjusted to reflect the sale of 36,036,036 shares of common stock at an assumed public offering price of $20 13/16 per share in this offering, after deducting the estimated underwriting fees and estimated offering expenses payable by us.

                                  RISK FACTORS

   An investment in our common stock carries various risks, including those described below. We urge you to carefully consider these risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus or incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide to invest in our common stock.

We have had significant losses, and we expect future losses.

   We have not reported an operating profit for any fiscal year since 1988, and while controlled by former management in 1991, our subsidiary MGM Studios was the subject of an involuntary bankruptcy. We do not expect to be profitable for at least several years, and we cannot assure you when we will become profitable, if ever.

We are adversely affected by gaps in our motion picture production schedule.

   Our revenues and operating results have been and may continue to be adversely affected by the change in ownership of MGM Studios in 1996 and by recent management changes which have resulted and are expected in the next several months to result in a lack of movie production and distribution. These changes may result in a degree of uncertainty among top artistic and creative talent about the viability of projects, which could result in projects first being offered to our competitors.

We require outside financing to meet our anticipated cash requirements.

   Our operations are capital intensive and we expect that our capacity to generate cash from operations will be insufficient to meet our anticipated cash requirements during the next 12 months. Accordingly, we must obtain substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to implement our business plan or may be available only on terms which are disadvantageous to our stockholders.

   Our cash flow in 1999 was adversely affected by the following factors, among others:

  . Our slate of motion pictures released during the first six months of 1999 performed below expectations;

  . In January 1999, we paid PolyGram N.V. $235 million, and we incurred acquisition costs of $1.2 million, to acquire certain of the PolyGram film libraries;

  . In March and September 1999, we paid Warner Home Video a total of $225 million, plus interest, to terminate its right to distribute our product in the home video market; and

  . In June 1999, we incurred restructuring and other charges of $225.2 million.

   Under our current strategy and business plan, we will continue to require a substantial amount of cash for the following reasons:

  . We will continue to make substantial investments in the production of new feature films and television programs;

  . We may make additional investments to develop new distribution channels to further exploit our library; however, we will evaluate the level of our investments in light of our available capital and changing market conditions;

  . We expect to incur approximately $11 million in costs in 1999 to integrate the PolyGram library into our operations and transition to domestic home video self-distribution; and

  . We are contractually obligated to fund 50 percent of the expenses of MGM
    Networks Latin America up to an additional $7.1 million, of which approximately $1.5 million is expected to be funded during the remainder of 1999.

We may need additional financing beyond the proceeds of this offering.

   Based in part on the assumption that our future releases will perform as planned, we expect that our cash flow from operations, the amounts available to us under our credit facility and the net proceeds of this offering will be adequate to meet our commitments and allow us to continue to operate under our current business plan for at least the next 12 months. However, we cannot assure you that this is the case.

If there are cash shortfalls, cash conservation measures may adversely affect our long-term prospects.

   If necessary in order to manage our cash needs, we could reduce or delay production or release schedules or reduce our aggregate investment in new film and television production costs. We cannot assure you that any of these steps would be adequate or timely, or that acceptable arrangements could be reached with third parties if necessary. In addition, although these steps would improve our short-term cash flow and, in the case of partnering, reduce our exposure should a motion picture perform below expectations, these steps could reduce our long-term cash flow and adversely affect our results of operations.

Our credit facility contains restrictions which limit our operating flexibility.

   Our credit facility contains various covenants, including limitations on indebtedness, dividends and capital expenditures and maintenance of certain financial ratios. We cannot assure you that we will be able to comply with these or other covenants or conditions in the future, or that we will generate sufficient cash flow to repay our indebtedness. We further cannot assure you that, in the event the need arises, we will be able to obtain additional financing or to refinance our indebtedness on terms acceptable to us, or at all.

Our substantial leverage could adversely affect our financial health.

   We are highly leveraged. Our substantial indebtedness could have important adverse consequences to you. For example, it could:

  . Require us to dedicate a substantial portion of our cash flow to the repayment of our indebtedness, reducing the amount of cash flow available to fund film and television production and other operating expenses;

  . Limit our ability to obtain additional financing, if necessary, for operating expenses;

  . Place us at a competitive disadvantage compared to competitors with less debt or greater financial resources;

  . Limit our flexibility in planning for, or reacting to, downturns in our business, in our industry or in the economy in general; and

  . Limit our ability to pursue strategic acquisitions and other business opportunities that may be in our best interests.

Our revenues and results of operations may fluctuate significantly.

   Our revenues and results of operations are dependent significantly upon the commercial success of the motion pictures and television programming that we distribute, which cannot be predicted with certainty, as well as the timing of our releases. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

   In addition, entertainment industry accounting practices may accentuate fluctuations in our operating results. In accordance with generally accepted accounting principles and industry practice, we amortize film and television programming costs using the "individual-film-forecast" method. Under this accounting method, we amortize film and television programming costs for each film or television program based on the following ratio:

                 Revenue earned by title in the current period
             ------------------------------------------------------
                Estimated total revenues in all markets by title

   We regularly review, and revise when necessary, our total revenue estimates on a title-by-title basis. This may result in a change in the rate of amortization and/or a write-down of the film or television asset to net realizable value. Results of operations in future years depend upon our amortization of our film and television costs. Periodic adjustments in amortization rates may significantly affect these results. The likelihood of our reporting of losses is increased because the industry's accounting method requires the immediate recognition of the entire loss where it is expected that a motion picture or television program will not recover our investment. On the other hand, the profit of a successful motion picture or television program must be recognized over the entire revenue stream expected to be generated by the individual picture or television program.

We may have lower revenues as a result of our motion picture production strategy.

   Based on our current business plan, MGM's annual release slate may include proportionately fewer large budget "event" motion pictures than the current release slates of the other major studios. We also contemplate a stronger focus on pictures which will appeal to a younger demographic and a greater number of co-productions than our prior strategy. We cannot assure you that our strategic approach will enable us to produce commercially successful motion pictures. Additionally, our current motion picture strategy involves co-producing or co-financing a substantial portion of our motion pictures. These co-production arrangements could reduce our long-term cash flow from pictures which perform above expectations.

We may not be able to meet our production goals and schedule.

   The production, completion and distribution of motion pictures are subject to numerous uncertainties, including financing requirements, the availability of desired talent and quality material and the release schedule of the motion pictures of competitors. We cannot assure you that any of the pictures scheduled for release in the remainder of 1999 or future periods will be completed or released on schedule or on budget, or at all.

We are limited in our ability to exploit our library.

   Our rights to the titles in our library vary. In some cases we have only the right to distribute the title in certain media and territories for a limited term. Our rights in approximately 35 percent of our library are limited in time. Our rights with respect to approximately half of that 35 percent will expire before the end of the year 2008. While in the past we have generally been able to renew expiring rights on acceptable terms, we cannot assure you that we will continue to be able to do so in the future. In accordance with industry practice, for purposes of calculating the size of our library, we include any title in which we have any distribution rights.

   Additionally, a prior management granted long-term domestic and major international television licenses covering a substantial portion of our library, in exchange for pre-paid fees. A cross-section of our library is subject to one or more of these licenses, including substantially all of the MGM/UA titles produced prior to 1990, which have been licensed in the U.S. and Europe, and approximately 40 percent of the Orion and PolyGram titles, which have been licensed in Europe. Until these agreements expire and the rights revert to us, we expect contributions to earnings and cash flow from these markets to continue to be below those of our competitors for similar products. We cannot assure you that our sales or profitability will increase after these agreements expire.

Another party claims to have rights to produce and exploit James Bond films.

   If another party were able to effectively make and exploit James Bond films, it could have a material adverse effect on the profitability of our James Bond franchise. We jointly own the copyright to the James Bond films with Danjaq LLC. The movies are produced by Danjaq and distributed by us pursuant to a series of agreements with MGM dating back to 1962. In 1997, MGM and Danjaq sued Sony Corporation, Columbia and others following Sony's announcement that it intended to produce a series of new James Bond feature motion pictures based on rights it claimed it acquired from Kevin McClory, rights which we believe are invalid. In July 1998, a Los Angeles Federal Court preliminarily enjoined Sony and the other defendants from making or exploiting James Bond films in the U.S. The lawsuit was recently settled with Sony and its related parties, who agreed never to make or exploit any Bond films anywhere in the world. Mr. McClory did not participate in the settlement and continues to allege that he has certain rights in the Bond films. We contend that the only rights Mr. McClory ever had were limited to remaking the movie Thunderball and that even those rights have expired. We believe that a remake of Thunderball by Mr. McClory would not have a material adverse effect on our business or results of operations. Although we do not believe that the fact that we share the ownership and control of the James Bond franchise with Danjaq will have any material adverse effect on us, no such assurance can be given.

We may not be able to quickly or smoothly integrate or realize the anticipated benefits of acquisitions or the early termination of the agreement with Warner Home Video.

   On January 10, 1999, we acquired over 1,300 feature film titles in the PolyGram film library. In addition, we may consider strategic acquisitions as opportunities arise, subject to obtaining any necessary financing. Acquisitions involve numerous risks, including diversion of our management's attention away from our operating activities. We cannot assure you that we will not encounter unanticipated problems or liabilities relating to the acquisition of the PolyGram film library or any other assets or company we may acquire, or with the integration of an acquired company's operations, nor can we assure you that we will realize the anticipated benefits of any past or future acquisitions.

   Additionally, although we have experienced video distribution management, we cannot assure you that we will not encounter unanticipated problems related to the early termination of the Warner Home Video agreement or the establishment of our own distribution infrastructure, nor can we assure you that we will realize the anticipated benefits of self-distribution in the domestic home video marketplace or distribution through Fox in the international home video marketplace.

We face risks relating to the international distribution of our product.

   Because we have historically derived approximately 40 percent of our revenues from non-U.S. sources, our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

  . changes in laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and to withholding taxes;

  . differing degrees of protection for intellectual property;

  . the instability of foreign economies and governments; and

  . fluctuating foreign exchange rates.

   We currently distribute our motion pictures in European theatrical markets through United International Pictures B.V., or "UIP," a partnership among MGM, Paramount Pictures Corporation and Universal Studios, Inc. In June 1999, we announced that we will exercise our right to withdraw from UIP effective November 1, 2000, at which time our international distribution will be conducted in conjunction with Fox.

Production of first-run syndicated television programming may involve financial risks.

   First-run syndicated television programming is generally licensed based on a pilot episode that we finance. If an insufficient number of stations license the programming, our pilot costs will not be recouped. There is also financial exposure to us after the programming is licensed to the extent that advertising revenues and/or license fees we receive are not sufficient to cover production costs. In addition, we may have certain financial obligations to the producer of a first-run syndicated series if we cancel production prior to commencement of production for any broadcast season for which the series was licensed.

Risks relating to implementing our branded cable and satellite programming channel.

   We may consider strategic opportunities to create branded cable and satellite programming channels. We cannot assure you that we will have the financing that may be necessary for such acquisitions or investments, that we will consummate any such transactions or that we will be able to realize any anticipated benefits from any such transactions.

Advances in technology may create alternate forms of entertainment.

   The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology, and shifting consumer tastes, we cannot accurately predict the overall effect that such changes may have on the potential revenue from and profitability of feature-length motion pictures and television programming.

Some of our competitors have greater financial resources than we do.

   Most of the other major studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both a means of distributing their products and stable sources of earnings and cash flows that offset fluctuations in the financial performance of their motion picture and television operations. The number of films released by our competitors, particularly the other major film studios, in any given period may create an oversupply of product in the market, which may reduce our share of gross box office admissions and make it more difficult for our films to succeed. In addition, television networks are now producing more programs internally and thus may reduce their demand for outside programming.

The Tracinda Group owns a majority of our common stock and has the power to elect our Board of Directors and influence our affairs.

   Tracinda and one of its affiliates, which we refer to as the Tracinda Group, beneficially own 134,997,723 shares, approximately 89 percent of our outstanding common stock. Assuming the Tracinda Group does not purchase any of the offered shares, it would beneficially own approximately 72 percent of our common stock, and the Tracinda Group, our directors and officers and their affiliates will beneficially own at least 73 percent of our common stock after completion of this offering. Our common stock does not have cumulative voting rights and, since we anticipate that Tracinda will continue to own greater than 50 percent of our outstanding common stock for the foreseeable future, it will have the ability to elect our entire board of directors and determine the outcome of other matters submitted to our stockholders, such as the approval of significant transactions, and otherwise to influence our affairs.

Our common stock has a relatively small public "float," a condition which may continue following the offering.

   Of the 151,331,458 shares of our outstanding common stock, only approximately 15,435,000 shares are beneficially owned by persons other than the Tracinda Group and our named executive officers and directors. While we anticipate that the sale of the shares in this offering will substantially increase our public float, to the extent that the Tracinda Group purchases in the offering, the increase in the float will be reduced. Without a significantly larger public float than we now have, our common stock will be less liquid than the common stock of companies with broader public ownership, and as a result, the trading prices for our common stock may be more volatile. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger.

Risks of the "Year 2000" Issue.

   As we complete our Year 2000 conversion, we may identify microprocessor systems which present a material risk of Year 2000 disruption. Such disruption may include, among other things, the inability to process transactions or information, record and access data relating to the licensing and distribution availability of titles in our library, send invoices or engage in similar normal business activities. Our failure to identify systems which require Year 2000 conversion that are critical to our operation or our failure or the failure of others with which we do business to become Year 2000 ready in a timely manner could have a material adverse effect on our financial condition and results of operations.

Future sales of shares of the common stock could decrease its market price.

   After this offering, we will have approximately 187,367,000 shares of our common stock outstanding, of which approximately 135,897,000 are held by directors, officers or holders of ten percent or more of our outstanding common stock, assuming the Tracinda Group does not buy any shares in this offering. We have also granted, as of August 31, 1999, options to purchase a total of 23,460,653 shares of our common stock. Furthermore, we have granted to Tracinda, and certain other holders of our common stock or outstanding options registration rights with respect to the shares they own or that we may issue to them. Possible or actual sales of any of these shares, particularly by our directors and officers, under Rule 144 or otherwise, may in the future decrease the price of shares of our common stock.

                           FORWARD-LOOKING STATEMENTS

   This prospectus supplement contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements typically can be identified by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "intend," "forecast," and the like. These statements appear in a number of places in this prospectus supplement and the information incorporated by reference and include statements regarding our current intentions, plans, strategies, beliefs and expectations.

   Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus supplement, including the information contained in "Risk Factors" beginning on
p. S-9, or incorporated by reference, identifies important factors that could cause such differences.

                                USE OF PROCEEDS

   We expect to raise approximately $718 million in this offering, after deducting our expenses. We plan to use substantially all of these proceeds to repay any outstanding amounts under our bridge loan and then to reduce amounts that we owe under the revolving portion of our $1.3 billion credit facility. We will use any remaining proceeds for general corporate purposes. Our business plan calls for substantial continued borrowing under this facility, subject to our compliance with its terms. For example, on September 1, 1999, we drew upon funds from the facility to make the second payment to Warner Home Video of $112.5 million, plus interest, in connection with the termination of our distribution arrangement. As of September 9, 1999, we owed $250 million under the bridge loan (which is required to be repaid out of the proceeds of this offering) and $359 million under the revolving portion of our credit facility, which bear interest at the rates of 7.08% and 8.02% per annum, respectively, and are due (1) in the case of the bridge loan, upon the earlier of the receipt of any net cash proceeds from this offering or July 2006 and (2) in the case of the revolving portion of our credit facility, in October 2003, subject to extension under certain conditions. During the past 12 months, borrowings under the bridge loan and the credit facility were used to (a) fund the PolyGram library acquisition, (b) make our payments to Warner Home Video and (c) provide working capital for general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

   The common stock is listed on the NYSE and trades under the symbol "MGM." The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the NYSE.

   1998                                                        High     Low
   ----                                                        ----     ----
   First Quarter.............................................. $24 1/2  $17 1/2
   Second Quarter.............................................  27       21 1/2
   Third Quarter..............................................  22 3/16  13 7/8
   Fourth Quarter.............................................  13 3/16   7 1/8
   1999
   ----
   First Quarter.............................................. $13 9/16 $10 3/8
   Second Quarter.............................................  18 5/8   12 3/4
   Third Quarter (through September 9)........................  22       16 1/2

   The last reported sales price of the common stock on the NYSE on September 9, 1999 was $20 13/16 per share. As of June 30, 1999, there were more than 2,000 beneficial holders of our stock.

                                DIVIDEND POLICY

   We have not paid any dividends since 1996. For the foreseeable future, we intend to retain any earnings to fund the operation of our business and to service and repay our debt rather than pay cash dividends to our stockholders. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends or other payments from our subsidiaries. Finally, our credit facility contains financial covenants that restrict our ability to pay dividends. Subject to the foregoing, our board of directors has the sole discretion to pay cash dividends.

                                 CAPITALIZATION

   The following table sets forth our consolidated cash and capitalization as of June 30, 1999 (1) on a historical basis, and (2) as adjusted to give effect to this offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," as if all of the foregoing had occurred as of June 30, 1999. As of September 9, 1999, the amount outstanding under the revolving credit facility was $359 million. In addition, as of such date, $250 million was outstanding under the bridge loan, and the contractual note payable was paid in full.

                                                         As of June 30, 1999
                                                        -----------------------
                                                          Actual    As Adjusted
                                                        ----------  -----------
                                                            (in thousands)
Cash:.................................................. $    9,965  $  139,465
                                                        ==========  ==========
Debt:
  Credit facility:
    Term loans......................................... $  700,000  $  700,000
    Revolving credit facility..........................    476,000          --
  Other borrowings.....................................     13,836      13,836
  Contractual note payable.............................    112,500          --
                                                        ----------  ----------
      Total debt.......................................  1,302,336     713,836
                                                        ----------  ----------
Stockholders' equity:
  Common stock, $.01 par value per share, 500,000,000
   shares authorized;
   151,303,086 shares issued and outstanding;
   187,339,122 shares issued and outstanding, as
   adjusted ...........................................      1,513       1,873
  Additional paid-in capital...........................  2,211,296   2,928,936
  Deficit..............................................   (842,023)   (842,023)
  Accumulated other comprehensive income...............        258         258
  Less: treasury stock, at cost, 132,253 shares........     (1,934)     (1,934)
                                                        ----------  ----------
      Total stockholders' equity.......................  1,369,110   2,087,110
                                                        ----------  ----------
      Total capitalization............................. $2,671,446  $2,800,946
                                                        ==========  ==========

   The number of outstanding shares in the preceding table excludes an aggregate of 23,460,653 shares of common stock comprised of the following:
312,502 shares of common stock issuable upon the exercise of the outstanding stock option with an exercise price of $6.41 per share, 14,709,615 shares of common stock issuable upon the exercise of outstanding stock options with an exercise price of $14.90 per share (of which 1,745,680 were repriced to $14.90 subsequent to June 30, 1999), 688,536 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $18.74 per share, 7,750,000 shares of common stock issuable upon exercise of outstanding stock options with an exercise price of $30.00 per share, and 6,271,554 shares of common stock reserved for future issuance under our stock option plans.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

   Our selected consolidated financial data (including that of our predecessor) presented below as of the period from January 1 to October 10, 1996, the period from October 11 to December 31, 1996 and the years ended December 31, 1997 and 1998 and each of the years or periods have been derived from our audited consolidated financial statements. Our audited consolidated financial statements for the years ended December 31, 1997 and 1998, and the period from October 11 to December 31, 1996, and the audited consolidated financial statements of MGM Studios for the period from January 1 to October 10, 1996 were audited by Arthur Andersen LLP, independent public accountants.

   The selected consolidated financial data as of and for the six months ended June 30, 1998 and 1999 have been derived from our unaudited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) which are, in our opinion, necessary for a fair presentation of our financial position at such dates and results of operations for such periods. The results of operations for the six months ended June 30, 1999 are not necessarily indicative of the results for the year.

                          Predecessor                            Successor
                          ------------   --------------------------------------------------------------
                                          October 11         Year Ended            Six Months Ended
                          January 1 to        to            December 31,               June 30,
                          October 10,    December 31,  -----------------------  -----------------------
                              1996         1996(1)     1997(1)(2)   1998(1)(2)  1998(1)(2)  1999(1)(2)
                          ------------   ------------  -----------  ----------  ----------  -----------
                                             (in thousands, except share data)
Statements of Operations
 Data:
Revenues................   $  912,706    $   228,686   $   831,302  $1,240,723  $  597,661  $   470,917
Expenses:
Films and television
 production and
 distribution...........      953,820        195,076       799,539   1,191,848     571,780      626,769
General and
 administration
 expenses...............       60,056         18,319        87,644      92,244      50,651       49,129
Severance and related
 costs..................           --             --            --      13,182          --       76,158
Contract termination
 fee....................           --             --            --          --          --      225,000
Goodwill amortization...       11,570          1,717        11,230      14,289       6,922        7,486
Provision for
 impairment.............      563,829(4)          --            --          --          --           --
                           ----------    -----------   -----------  ----------  ----------  -----------
                            1,589,275        215,112       898,413   1,311,563     629,353      984,542
Operating income
 (loss).................     (676,569)        13,574       (67,111)    (70,840)    (31,692)    (513,625)
Interest expense, net of
 amounts capitalized....      (71,375)        (9,875)      (53,105)    (80,611)    (38,428)     (41,238)
Interest and other
 income, net............        3,179            813         2,447       3,984       1,745        2,518
                           ----------    -----------   -----------  ----------  ----------  -----------
Income (loss) before
 provision for income
 taxes..................     (744,765)         4,512      (117,769)   (147,467)    (68,375)    (552,345)
Income tax provision....         (273)        (4,346)      (10,345)    (10,181)     (5,262)      (4,082)
                           ----------    -----------   -----------  ----------  ----------  -----------
Net income (loss).......   $ (745,038)   $       166   $  (128,114) $ (157,648) $  (73,637) $  (556,427)
                           ==========    ===========   ===========  ==========  ==========  ===========
Earnings (loss) per
 share:
 Basic..................                 $      0.01   $     (4.47) $    (2.08) $    (1.12) $     (3.69)
 Diluted................                 $      0.00   $     (4.47) $    (2.08) $    (1.12) $     (3.69)
Weighted average number
 of common shares
 outstanding
 Basic..................                  16,692,217    28,634,362  75,816,326  65,781,329  150,945,857
 Diluted................                  37,796,672    28,634,362  75,816,326  65,781,329  150,945,857
Other Operating Data
 (unaudited):
Cash flow from operating
 activities.............   $  343,137    $    61,328   $   245,318  $  433,543  $  247,213  $    92,176
Cash flow from investing
 activities.............     (380,142)    (1,390,861)   (1,285,674)   (903,922)   (495,349)    (610,427)
Cash flow from financing
 activities.............       44,852      1,345,394     1,028,784     521,566     267,794      473,344
EBITDA(3)(5)............      (87,289)        16,709       (49,098)    (47,987)    (20,848)    (501,833)
Capital expenditures....        6,901          2,079         9,555      14,005       7,119        3,705
Depreciation expense....        4,645          1,418         6,783       8,564       3,922        4,306
Balance Sheet Data:
Cash and cash
 equivalents............   $   24,717    $    16,381   $     3,978  $   54,839  $   23,512  $     9,965
Film and television
 costs, net                 1,006,402      1,099,201     1,867,126   2,076,663   l,993,093    2,231,277
Total assets............    1,744,234      1,774,668     2,822,654   3,158,978   2,947,816    3,260,698
Bank and other debt.....    1,229,499        444,427       890,508     715,574   1,158,304    1,189,836
Contractual note
 payable................           --             --            --          --          --      112,500
Stockholders' equity....           --        903,122     1,378,555   1,919,657   1,306,299    1,369,110
Cash dividends..........        3,995             --            --          --          --           --

--------

(1) Reflects the consolidated balance sheet and results of operations of the combined entity resulting from our acquisition of MGM Studios.
(2) Reflects the consolidated balance sheet and results of operations of the combined entity resulting from the acquisition of Orion.
(3) Reflects the effect of the $225 million contract termination settlement with Warner Home Video and $225.2 million of restructuring and other charges for the period ended June 30, 1999.

(4) The proceeds from the sale of MGM Studios were insufficient to recover the net asset value of MGM Studios on the date of the disposition by Consortium de Realisation. Accordingly, MGM Studios recorded a provision for impairment of intangible assets of $563.8 million.

(5) "EBITDA" is defined as earnings before interest, taxes, depreciation and non-film amortization. While management considers EBITDA to be an important measure of comparative operating performance, it should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles); EBITDA does not reflect cash necessary or available to fund cash requirements, and the items excluded from EBITDA, such as depreciation and non-film amortization, are significant components in assessing our financial performance. Other significant uses of cash flows are required before cash will be available to us, including debt service, taxes and cash expenditures for various long-term assets. Our calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information contained elsewhere in this prospectus supplement.

General

   We are engaged primarily in the development, production and worldwide distribution of theatrical motion pictures and television programming.

Sources of Revenue

   The principal sources of motion picture industry revenue are the domestic and international distribution of motion pictures, including theatrical exhibition, home video and television, which includes network, syndication, basic cable, pay and pay-per-view. Over the last decade, the relative contributions of these components of revenues have changed dramatically. Although revenues from domestic theatrical distribution have increased, growth in total motion picture industry revenues has resulted predominantly from increased revenues derived from the distribution of motion pictures internationally as well as from other media and distribution channels.

   Our feature films are exploited through a series of sequential domestic and international distribution channels, typically beginning with theatrical exhibition. Thereafter, feature films are first made available for home video generally six months after theatrical release; for pay television, one year after theatrical release; and for syndication, approximately three to five years after theatrical release. Our television programming is produced for initial broadcast on either pay, syndicated or network television in the United States, followed by international territories and, in some cases, worldwide video markets.

   We distribute our motion picture and television productions in foreign countries and, in recent years, have derived approximately 40 percent of our revenues from foreign sources. Approximately 25 percent of our revenues are denominated in foreign currencies. In addition, we incur certain operating and production costs in foreign currencies. As a result, fluctuations in foreign currency exchange rates can adversely affect our business, results of operations and cash flows. We sometimes enter into foreign currency exchange contracts in order to reduce exposure to changes in foreign currency exchange rates that affect the value of our firm commitments and certain anticipated foreign currency cash flows. These contracts generally mature within one year. We do not enter into foreign currency contracts for speculative purposes. Realized gains and losses on contracts that hedge anticipated future cash flows were not material in any of the periods presented herein. We had no significant foreign currency exchange contracts outstanding at June 30, 1999.

Cost Structure

   General. In the motion picture industry, the largest component of the cost of producing a motion picture generally is the negative cost, which includes the "above-the-line" and "below-the-line" costs of producing the film. Above-the-line costs are costs related to the acquisition of picture rights and the costs associated with the producer, the director, the writer and the principal cast. Below-the-line costs are the remaining costs involved in producing the picture, such as film studio rental, principal photography, sound and editing.

   Distribution expenses consist primarily of the costs of advertising and preparing release prints. The costs of advertising associated with a major domestic theatrical motion picture release are significant and typically involve national and target market media campaigns, as well as public appearances of a film's stars. These advertising costs are separate from the advertising costs associated with other domestic distribution channels and the international market.

   The major studios generally fund production costs from cash flow generated by motion picture and related distribution activities or bank and other financing methods. Over the past decade, expenses in the motion picture industry have increased rapidly as a result of increased production costs and distribution expenses. Additionally, each of the major studios must fund substantial overhead costs, consisting primarily of salaries and related costs of production, distribution and administrative staffs, as well as facilities costs and other recurring overhead.

   Participations and Residuals. In connection with the production and distribution of a motion picture, major studios generally grant contractual rights to actors, directors, screenwriters, producers and other creative and financial contributors to share in the gross receipts or contractually defined net profits from a particular motion picture. Except for the most sought-after talent, these third-party participations are generally payable after all distribution fees, marketing expenses, direct production costs and financing costs are recouped.

   Major studios also typically incur obligations to pay residuals to various guilds and unions including the Writers Guild of America, the Directors Guild of America and the Screen Actors Guild. The residual payments are made on a picture-by-picture basis with respect to the exploitation of a motion picture in markets other than the primary intended markets for such picture and are calculated as a percentage of the gross revenues derived from the exploitation of the picture in these ancillary markets.

   Our cost structure for motion pictures generally follows the industry structure described above. For a discussion of television programming cost structure, see "Business--The Motion Picture and Television Industry."

Industry Accounting Practices

   Revenue Recognition. Revenues from theatrical distribution of feature motion pictures are recognized on the dates of exhibition. Revenues from home video distribution, together with related costs, are recognized in the period in which the product is available (assuming it has been shipped) for sale at the retail level. Under new revenue sharing agreements, we also participate in consumer rental revenues generated in the home video market by rental establishments. Revenues from television distribution are recognized when the motion picture or television program is available to the licensee for broadcast.

   Accounting for Motion Picture and Television Costs. In accordance with generally accepted accounting principles and industry practice, we amortize film and television programming costs using the individual-film-forecast method under which such costs are amortized for each film or television program in the ratio that revenue earned in the current period for such title bears to management's estimate of the total revenues to be realized from all media and markets for such title. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the film or television asset to net realizable value. A typical film or television program recognizes a substantial portion of its ultimate revenues within the first two years of release. By then, a film has been exploited in the domestic and international theatrical markets and the domestic and international home video markets, as well as the domestic and international pay television and pay-per-view markets, and a television program has been exploited on network television or in first-run syndication. A similar portion of the film's or television program's capitalized costs should be expected to be amortized accordingly, assuming the film or television program is profitable.

   The commercial potential of individual motion pictures and television programming varies dramatically, and is not directly correlated with production or acquisition costs. Therefore, it is difficult to predict or project a trend of our income or loss. However, the likelihood that we report losses, particularly in the year of a motion picture's release, is increased by the industry's method of accounting which requires the immediate recognition of the entire loss (through increased amortization) in instances where it is estimated that the ultimate revenues of a motion picture or television program will not recover our costs. On the other hand, the profit of a profitable motion picture or television program must be deferred and recognized over the entire revenue stream generated by that motion picture or television program. This method of accounting may also result in significant fluctuations in reported income or loss, particularly on a quarterly basis, depending on our release schedule and the relative performance of individual motion pictures or television programs. For films we released since January 1994 which resulted in feature film write-downs in the period of initial release, subsequent performance as it relates to this group of films has not resulted in additional material write-downs.

   In October 1998, the Financial Accounting Standards Board issued an Exposure Draft on a proposed statement of position for "Accounting By Producers and Distributors of Films." If adopted, the proposed statement of position would establish new accounting and reporting standards for all producers and distributors that own or hold the rights to distribute or exploit films. The proposed statement of position provides that the cumulative effect of changes in accounting principles caused by adoption of the provisions of the proposed statement of position should be included in the determination of net income in conformity with Accounting Principles Board Opinion No. 20, "Accounting Changes." We are not able to quantify the effect or the materiality of adoption of the proposed statement of position at this time. If adopted, the proposed statement of position, as currently drafted, would be effective for financial statements for fiscal years beginning after December 15, 1999, with earlier adoption encouraged.

Results of Operations

 Six Months Ended June 30, 1999 and 1998

   The following table sets forth our operating results for the six months ended June 30, 1999 and 1998. As stated in the financial statements and related notes thereto, in the six months ended June 30, 1999 we incurred certain restructuring and other charges aggregating $225.2 million related to changes in senior management, a corresponding review of our operations and film projects in various stages of development and production, and other related costs. Additionally, in March 1999 we accelerated the termination of the Warner Home Video agreement, which resulted in a $225.0 million charge included in operating results for the six months ended June 30, 1999. The net operating results in the 1999 periods, therefore, are not comparable to the operating results in the 1998 periods.

                                                            Six Months Ended
                                                                June 30,
                                                           -------------------
                                                             1999       1998
                                                           ---------  --------
                                                             (in thousands,
                                                               unaudited)
Revenues:
  Feature films........................................... $ 348,008  $471,297
  Television programs.....................................    93,018   105,839
  Other...................................................    29,891    20,525
                                                           ---------  --------
    Total revenues........................................   470,917   597,661
Operating income (loss):
  Feature films...........................................  (177,273)   18,103
  Television programs.....................................     8,053     9,417
  Other...................................................    13,368    (1,639)
  General and administration expenses.....................   (49,129)  (50,651)
  Severance and related costs.............................   (76,158)      --
  Contract termination fee................................  (225,000)      --
  Goodwill amortization...................................    (7,486)   (6,922)
                                                           ---------  --------
Operating loss............................................  (513,625)  (31,692)
Interest expense, net of amounts capitalized..............   (41,238)  (38,428)
Interest and other income.................................     2,518     1,745
                                                           ---------  --------
Loss before provision for income taxes....................  (552,345)  (68,375)
Income tax provision......................................    (4,082)   (5,262)
                                                           ---------  --------
Net loss.................................................. $(556,427) $(73,637)
                                                           =========  ========

Six Months Ended June 30, 1999 and 1998

   Feature Films. Feature film revenues decreased by $123.3 million, or 26 percent, to $348.0 million in the six months ended June 30, 1999 compared to the six months ended June 30, 1998. Explanations for the changes in revenues are discussed in the following paragraphs.

   Worldwide theatrical revenues decreased by $134.3 million, or 73 percent, to $49.9 million in the 1999 six-month period as compared to the 1998 six-month period. In the 1999 period, we released in the domestic marketplace At First Sight, Just The Ticket, The Rage: Carrie 2, The Mod Squad and Tea With Mussolini, as compared to The Man In The Iron Mask, Species 2 and Dirty Work, among others, in the 1998 period. Additionally, the 1998 period benefited from the strong worldwide theatrical performances of The Man In The Iron Mask and Tomorrow Never Dies. There were no comparably performing films in worldwide theatrical release in the 1999 period. The slate of films we released through the first six months of 1999 has performed below expectations. Overall, in the 1999 period we released five new feature films domestically and one new film internationally, and in the 1998 period released eight new films domestically and three new films internationally.

   Worldwide home video revenues decreased by $9.7 million, or six percent, to $167.4 million in the 1999 period, which included the release in the domestic rental market of Ronin, At First Sight, Disturbing Behavior and Just The Ticket, as compared to increased home video units shipped in the 1998 period upon the successful release of Tomorrow Never Dies, as well as Red Corner, Hoodlum and Ulee's Gold, in the domestic rental market. Additionally, due to the early expiration of the Warner Home Video agreement, effective January 1, 1999, we no longer receive revenues from the distribution of film product owned by Turner Entertainment Co., Inc. In the 1998 period, we generated $26.3 million in gross revenues from the distribution of the Turner product. Partially offsetting the decrease in domestic home video revenue discussed above, were increased international home video revenues from the release in the 1999 period of The Man In The Iron Mask, Species 2 and Ronin, as compared to the less successful releases of Fled and Hoodlum in the 1998 period. Additionally, library DVD sales increased to $25.6 million in the 1999 period from $11.2 million in the 1998 period.

   Worldwide pay television revenues from feature films increased by $6.6 million, or 15 percent, to $51.0 million in the 1999 period as compared to the 1998 period. In the 1999 period, we benefited from the release in the domestic pay television marketplace of The Man In The Iron Mask, Species 2 and Dirty Work, as compared to lower license fees received for Warriors of Virtue and Eight Heads In A Duffel Bag in the 1998 period. Network television revenues from feature films decreased by $2.0 million, or 22 percent, to $7.3 million in the 1999 period, principally due to lower license fees earned from the delivery to network television of Mulholland Falls, Kingpin and Fled in 1999 than the license fees for Rob Roy, Species and Fluke, which were delivered in the 1998 period. Worldwide syndicated television revenues from feature films increased by $19.6 million, or 39 percent, to $70.1 million in the 1999 period, principally due to the release in international markets of Tomorrow Never Dies, The Birdcage, GoldenEye and Get Shorty. There were no comparably performing releases in international syndication markets in the 1998 period.

   Other feature film revenues decreased $3.5 million in the 1999 period due to lower miscellaneous income collected than in the 1998 period.

   We recognized an operating loss from feature films of $177.3 million in the 1999 period as compared to a profit of $18.1 million in the 1998 period. Operating results in the 1999 period reflected the decreased revenues discussed above, as well as feature film write-downs on current period releases of $54.3 million and an additional reserve of $140.0 million for write-downs and certain other charges regarding a re-evaluation of several film projects in various stages of development and production, as compared to lower write-downs of $33.6 million in the 1998 period. The 1998 period also benefited from profits realized from the successful worldwide performances of Tomorrow Never Dies and The Man In The Iron Mask. There were no comparably performing films in the 1999 period.

   Television Programming. Television programming revenues decreased by $12.8 million, or 12 percent, to $93.0 million in the 1999 period as compared to the 1998 period. Network television revenues decreased by $15.9 million, or 65 percent, to $8.7 million, principally due to the timing of delivery of episodes of The Magnificent Seven and the release of only one television movie in the 1999 period, as compared to higher license fees earned on the delivery of the television mini-series Creature and additional episodes of The Magnificent Seven in the 1998 period. Worldwide pay television revenues decreased by $4.7 million, or 27 percent, to $12.8 million in the 1999 period due to one fewer series in broadcast on domestic pay television than in the 1998 period. We may generate lower pay television revenues in future periods due to a reduction in the number of production commitments for television series.

   Domestic syndicated television programming revenues increased by $21.0 million, or 112 percent, to $39.7 million in the 1999 period, primarily due to the syndication of Stargate SG-1 and Flipper, as well as additional years of the The Outer Limits and Poltergeist: The Legacy, and the licensing in the domestic basic cable market of the In The Heat Of The Night series. International syndicated television programming revenues, however, decreased by $4.0 million, or 14 percent, to $23.8 million in the 1999 period due to a lack of new television movies or mini-series licensed in international syndication markets, as compared to the licensing of the international rights to Creature in the 1998 period. Worldwide home video revenues with respect to television programming decreased by $1.4 million, or 16 percent, to $7.4 million in the 1999 period, primarily due to the release of fewer television movies in the 1999 period. The 1998 period also benefited from a third party payment of $7.0 million for the rights to create new episodes of Hollywood Squares. There were no comparable receipts in the 1999 period.

   Operating income from television programming decreased by $1.4 million, or 15 percent, to $8.0 million in the 1999 period as compared to the 1998 period. The decrease in operating results reflected the reduction in revenues discussed above, as well as the benefit in the 1998 period of the rights payment received for Hollywood Squares.

   Other. Other revenues include distribution of consumer products, interactive media and branded programming services, all of which constitute emerging businesses for MGM Studios with relatively limited current operations, as well as music soundtrack and royalty income and audit recoveries from third parties. We recognized an operating profit from other businesses of $13.4 million in the 1999 period as compared to a loss of $1.6 million in the 1998 period. Operating results in the 1999 period include consumer products revenue of $4.6 million and music soundtrack and royalty revenue of $5.1 million, as compared to consumer products revenue of $5.6 million and music soundtrack and royalty revenue of $2.8 million in the 1998 period. Interactive media revenues were $4.5 million in the 1999 period, which included license fees collected for the rights to develop the next James Bond interactive game as well as other games, as compared to only $0.4 million in the 1998 period which had no such licenses. Additionally, operating results in the 1999 period include the receipt of $14.2 million in third party audit recoveries. There were no significant audit recoveries in the 1998 period. However, other revenues in the 1998 period did include a $10.0 million payment received in connection with our sale of a portion of our investment in a Japanese pay television channel.

   Expenses for other businesses in the 1999 period include interactive product and development costs of $5.3 million, as compared to similar costs of $8.2 million in the 1998 period. Consumer products cost of sales were $1.1 million in the 1999 period as compared to $3.4 million in the 1998 period, when we incurred certain start-up expenses associated with a newly launched catalogue business. In addition, operating expenses for other businesses in the 1999 period included aggregate losses of $4.9 million on our equity investments, including our interest in our cable programming joint venture, MGM Networks Latin America, as compared to $5.6 million for such start-up losses in the 1998 period.

   General and Administration Expenses. General and administration expenses decreased by $1.5 million, or 3 percent, to $49.1 million in the 1999 period as compared to the 1998 period, primarily due to certain cost savings in 1999 associated with a corporate restructuring program initiated in the third quarter of 1998 and certain litigation recoveries collected in the period, partially offset by increased senior management and employee incentive compensation of $10.3 million (see also "Severance and Related Costs" below).

   Severance and Related Costs. In the 1999 period we incurred executive severance and other related charges of $76.2 million attributable to changes in senior management and the estimated costs of withdrawing from our arrangements with UIP. There were no comparable charges in the 1998 period.

   Contract Termination Fee. On March 12, 1999, we agreed to accelerate the termination of the right of Warner Home Video to distribute our product in the home video market. In consideration for the early termination of the Warner Home Video agreement, we agreed to pay Warner Home Video $225.0 million, of which $112.5 million was paid on March 12, 1999 and the remaining $112.5 million of which, plus interest, was paid on September 1, 1999. The parties restructured the terms of the Warner Home Video agreement, which will function as the transitional video agreement, under which Warner Home Video will distribute certain of our product in the home video marketplace while we establish our own domestic home video distribution network. The transitional video agreement expires on January 31, 2000. Additionally, we reconveyed as of January 1, 1999 to Turner the right that we had to distribute in the home video markets worldwide until June 2001, 2,950 titles that had been serviced under the Warner Home Video agreement.

Operating results in the 1999 period include a pre-tax contract termination charge of $225.0 million for costs in connection with the early termination of Warner Home Video's rights under the Warner Home Video agreement.

   Interest Expense, Net of Amounts Capitalized. Net interest expense increased by $2.8 million, or 7 percent, to $41.2 million in the 1999 period as compared to the 1998 period. Interest expense increased due to additional borrowings for operating and production activities, as well as the financing of the PolyGram library acquisition in January 1999 and the Warner Home Video agreement termination settlement in March 1999, partially offset by debt repayment associated with proceeds received from our rights offering completed in November 1998.

   Income Tax Provision. The income tax provision of $4.1 million in the 1999 period and $5.3 million in the 1998 period primarily reflect foreign remittance taxes attributable to international distribution revenues.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   The following table sets forth our operating results for the year ended December 31, 1998 and 1997. The 1997 results are not comparable to results in 1998 due to the acquisition of Orion on July 10, 1997.

                                                              Year Ended
                                                             December 31,
                                                            1998       1997
                                                         ----------  ---------
                                                            (in thousands)
Revenues:
  Feature films......................................... $1,005,747  $ 699,219
  Television programs...................................    197,759    114,200
  Other.................................................     37,217     17,883
                                                         ----------  ---------
    Total revenues......................................  1,240,723    831,302
Operating income (loss):
  Feature films.........................................     39,748     65,509
  Television programs...................................     12,885     (7,201)
  Other.................................................     (3,758)   (26,545)
  General and administration expenses...................    (92,244)   (87,644)
  Severance and related costs...........................    (13,182)       --
  Goodwill amortization.................................    (14,289)   (11,230)
                                                         ----------  ---------
Operating loss..........................................    (70,840)   (67,111)
Interest expense, net of amounts capitalized............    (80,611)   (53,105)
Interest and other income (expense), net................      3,984      2,447
                                                         ----------  ---------
Loss before provision for income taxes..................   (147,467)  (117,769)
Income tax provision....................................    (10,181)   (10,345)
                                                         ----------  ---------
Net loss................................................ $ (157,648) $(128,114)
                                                         ==========  =========

   Feature Films. Feature film revenues increased by $306.5 million, or 44 percent, to $1,005.7 million in the year ended December 31, 1998 compared to the year ended December 31, 1997. Explanations for the changes in revenues are discussed in the following paragraphs.

   Worldwide theatrical revenues increased by $139.3 million, or 135 percent, to $242.2 million in 1998 due to significant worldwide theatrical revenues earned by Tomorrow Never Dies, The Man In The Iron Mask and Ronin, as well as the release in the domestic theatrical marketplace of Disturbing Behavior and Dirty Work, among others. In 1997 we initially released Tomorrow Never Dies in worldwide theatrical markets (in December 1997), and in the domestic theatrical marketplace released Hoodlum and Red Corner, among others. Overall, in 1998 we released 12 new feature films domestically and four new films internationally, as compared to 15 films released domestically and two new films internationally in 1997. Of the films released in 1997, seven films were produced by Orion and six of these were released in limited distribution only, as compared to three films produced by Orion and released in limited distribution only in 1998.

   Worldwide home video revenues increased by $140.8 million, or 40 percent, to $491.2 million in 1998, which included the release in the domestic rental market of Tomorrow Never Dies, The Man In The Iron Mask, Red Corner, Species 2 and Hoodlum, among others, as compared to the release of Kingpin and Fled in the domestic rental market in 1997. In 1998 we also re-released in the sell-through market Gone With The Wind, as compared to the sell-through releases of Larger Than Life, The Birdcage and Warriors of Virtue in 1997. Significant international home video releases in 1998 included Tomorrow Never Dies and The Man In The Iron Mask, as compared to GoldenEye, Get Shorty, The Birdcage and Fled, in 1997. Additionally, in 1998 we distributed the Orion library for the entire year as compared to a shorter period in 1997, from the acquisition date of July 10, 1997.

   Worldwide pay television revenues from feature films decreased by $11.1 million, or 10 percent, to $96.5 million in 1998, primarily due to a lack of significant new releases in international pay television markets in 1998 as compared to 1997, which 1997 period included GoldenEye, Get Shorty, Species and The Birdcage. In the domestic pay television market, in 1998 we released Tomorrow Never Dies, Red Corner and Hoodlum, as compared to The Birdcage and Kingpin, among others, in 1997. Network television revenues from feature films increased by $30.6 million, or 208 percent, to $45.3 million in 1998, principally due to the delivery of eight new films to network television in 1998, including The Birdcage and GoldenEye, as compared to seven new films delivered in 1997. Worldwide syndicated television revenues from feature films decreased by $2.4 million, or two percent, to $121.2 million in 1998 principally due to lower international sales from library films, partially offset by the distribution of the Orion film library for the entire year in 1998 as compared to the shorter period from acquisition in 1997.

   Other feature film revenues increased $9.3 million in 1998 due to certain audit recoveries, miscellaneous rebates and other income collected in the period.

   Operating income from feature films decreased by $25.8 million, or 39 percent, to $39.7 million in 1998 as compared to 1997. The decrease in operating results in 1998 reflects increased amortization expense, in addition to feature film write-downs which aggregated $80.0 million on certain releases, partially offset by profit realized from the films Tomorrow Never Dies and The Man In The Iron Mask. Feature film write-downs were $38.1 million in 1997.

   Television Programming. Television programming revenues increased by $83.6 million, or 73 percent, to $197.8 million in 1998 as compared to 1997. Network television revenues were $31.3 million in 1998, consisting of the deliveries of the new series The Magnificent Seven, the television miniseries Creature and one made-for-television movie. There were no series, mini-series or television movies on network television in 1997. Worldwide pay television revenues decreased by $2.0 million, or six percent, to $30.3 million in 1998. Pay television revenues in both years included three series in broadcast on domestic pay television, The Outer Limits, Poltergeist: The Legacy, and Stargate SG-1, and three made-for-television movies delivered in each year. The decrease in worldwide pay television revenues in 1998 was due to lower international library sales. Worldwide syndicated television revenues increased by $41.1 million, or 67 percent, to $101.9 million in 1998, primarily due to the addition of the new series Stargate SG-1 and Fame LA in worldwide syndication, as well as additional years of the ongoing series The Outer Limits and Poltergeist: The Legacy, the delivery of the new series Flipper in domestic syndication, and the licensing of the international rights to the television mini-series Creature. Worldwide home video revenues with respect to television programming increased by $5.7 million, or 34 percent, to $22.7 million in 1998 due to the domestic home video releases of An All Dogs Christmas Carol, Secret of NIMH 2, Garth Brooks Live In Concert and the television movie Twelve Angry Men, as compared to the home video release of Babes In Toyland in 1997. The remaining television programming revenue increase of $7.5 million was principally related to a payment received from a third party for the rights to create new episodes of Hollywood Squares.

   Operating income from television programming increased by $20.1 million to $12.9 million in 1998 as compared to a loss of $7.2 million in 1997. The increase in operating results in 1998 was principally a result of the aforementioned increase in revenues and the receipt of the Hollywood Squares remake rights payment.

   Other. Other revenues include distribution of consumer products, interactive media and branded programming services, all of which constitute emerging businesses for MGM Studios with relatively limited current operations, as well as music soundtrack and royalty income. We recognized an operating loss from other businessess of $3.8 million in 1998 as compared to an operating loss of $26.5 million in 1997. Operating results in 1998 include interactive revenue of $7.6 million, consumer products revenue of $10.3 million and music soundtrack and royalty revenue of $6.6 million, as compared to interactive revenue of $3.0 million, consumer products revenue of $8.7 million and music soundtrack and royalty revenue of $4.1 million in 1997. Interactive revenues in 1998 were principally derived from the release of the interactive game Wargames. There were no significant new interactive games released in 1997. Additionally, operating results in 1998 include the receipt of a $10.0 million payment associated with our sale of a portion of our investment in a Japanese pay television channel to a new partner. Expenses for other businesses in 1998 include interactive product and development costs of $16.5 million, as compared to similar costs of $16.8 million in 1997. In addition, operating results for other businesses in 1998 include aggregate losses of $12.5 million on our equity investments, including our interest in MGM Gold (Asia), a satellite and cable delivered channel based in Asia whose operations were terminated in April 1998, and our cable programming joint venture, MGM Networks Latin America, as compared to $14.2 million for such start-up losses in 1997.

   General and Administration Expenses. General and administration expenses increased by $4.6 million, or five percent, to $92.2 million in 1998 as compared to 1997, primarily due to increased legal and professional fees of $2.4 million, executive severance charges (incurred prior to implementation of the restructuring program noted below) of $2.6 million, and increased rent and depreciation expense of $4.3 million. Additionally, in 1997 we benefited from certain insurance recoveries of $5.7 million. There were no such recoveries in 1998. In 1997, long-term incentive and other bonuses were $15.5 million as compared to $3.2 million in 1998. We also achieved certain cost savings in 1998 from a restructuring program initiated in the period (see "--Severance and Related Costs").

   Severance and Related Costs. We incurred severance and related costs of $13.2 million in 1998, due to an overhead restructuring program initiated by management in the third quarter of 1998.

   Goodwill Amortization. Goodwill amortization increased by $3.1 million, or 27 percent, to $14.3 million in 1998 as compared to 1997 as a result of higher goodwill due to the Orion acquisition.

   Interest Expense, Net of Amounts Capitalized. Net interest expense increased by $27.5 million, or 52 percent, to $80.6 million in 1998 as compared to 1997, primarily due to higher debt levels associated with the financing of the Orion acquisition, as well as borrowings for increased operating and production activities.

   Income Tax Provision. The income tax provision of $10.2 million in 1998 and $10.3 million in 1997 primarily reflect foreign remittance taxes attributable to international distribution revenues.

 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996
   In connection with the MGM acquisition, all of the assets and liabilities of MGM Studios, including the library as it then existed, were revalued as of October 10, 1996 under purchase accounting. The revaluation of the library was based upon projected future discounted net cash flows from the underlying assets, in accordance with GAAP. In addition, the ultimate revenue projections for the library were revised accordingly, resulting in an amortization period not to exceed 20 years. The combined effect of the library revaluation and the revision of the ultimate revenue projections resulted in a reduction in the amortization rate in the periods following the MGM acquisition. Furthermore, we completed the Orion acquisition and have consolidated our results of operations from the July 10, 1997 acquisition date. Consequently, operating results for the year ended December 31, 1997 are not comparable to the corresponding 1996 period. For purposes of presentation and management's discussion and analysis of the changes in financial condition and results of operations for the above periods, the following table combines the January 1, 1996 to October 10, 1996 pre-MGM acquisition period with the October 11, 1996 to December 31, 1996 post-MGM acquisition period for comparison to the year-ended December 31, 1997.

   The following table sets forth our operating results for the year ended December 31, 1997 and the periods from January 1, 1996 to October 10, 1996 and from October 11, 1996 to December 31, 1996.

                            Successor     Successor   Predecessor    Combined
                           ------------ ------------- ------------ ------------
                            Year Ended  October 11 to January 1 to  Year Ended
                           December 31, December 31,  October 10,  December 31,
                               1997         1996          1996         1996
                           ------------ ------------- ------------ ------------
                                                                   (unaudited)
                                              (in thousands)
Revenues:
  Feature films..........   $ 699,219     $209,354     $ 815,460    $1,024,814
  Television programs....     114,200       14,413        82,315        96,728
  Other..................      17,883        4,919        14,931        19,850
                            ---------     --------     ---------    ----------
    Total revenues.......     831,302      228,686       912,706     1,141,392
Operating income (loss):
  Feature films..........      65,509       37,140       (54,268)      (17,128)
  Television programs....      (7,201)      (4,062)       11,412         7,350
  Other..................     (26,545)         532         1,742         2,274
  General and
   administration
   expenses..............     (87,644)     (18,319)      (60,056)      (78,375)
  Goodwill amortization..     (11,230)      (1,717)      (11,570)      (13,287)
  Provision for
   impairment............         --           --       (563,829)     (563,829)
                            ---------     --------     ---------    ----------
Operating income (loss)..     (67,111)      13,574      (676,569)     (662,995)
Interest expense, net of
 amounts capitalized.....     (53,105)      (9,875)      (71,375)      (81,250)
Interest and other
 income, net.............       2,447          813         3,179         3,992
                            ---------     --------     ---------    ----------
Income (loss) before
 provision for income
 taxes...................    (117,769)       4,512      (744,765)     (740,253)
Income tax provision.....     (10,345)      (4,346)         (273)       (4,619)
                            ---------     --------     ---------    ----------
Net income (loss)........   $(128,114)    $    166     $(745,038)   $ (744,872)
                            =========     ========     =========    ==========

   Feature Films. Feature film revenues decreased by $325.6 million, or 32 percent, to $699.2 million in the year ended December 31, 1997 compared to the year ended December 31, 1996. Explanations for the decrease in revenues are discussed in the following paragraphs.

   Worldwide theatrical revenues decreased by $149.5 million, or 59 percent, to $102.9 million in 1997 due to relatively limited worldwide theatrical distribution activity following our sale on October 10, 1996. In 1997, we released 15 new feature films domestically and two films internationally, as compared to 13 films released domestically and eight films internationally in 1996. In 1997 we released Hoodlum, Red Corner and Tomorrow Never Dies. Tomorrow Never Dies was initially released in December 1997 and earned a significant portion of its theatrical revenues in 1998. Of the remaining 1997 releases, seven films were produced by Orion and six of these were released in limited distribution only. In 1996, we earned significantly higher worldwide theatrical revenues from GoldenEye, The Birdcage, Leaving Las Vegas and Get Shorty.

   Worldwide home video revenues decreased by $244.6 million, or 41 percent, to $350.4 million in 1997, which included the domestic releases of Kingpin and Fled in the rental market, as well as the releases of Larger Than Life, The Birdcage and Warriors of Virtue in the sell-through markets. In 1996 significant home video revenues were realized from the releases of GoldenEye, The Birdcage, Get Shorty, Leaving Las Vegas and Showgirls in the rental market, as well as the release of All Dogs Go To Heaven 2 and promotions of the James Bond and Rocky film series in the sell-through market.

   Worldwide pay television revenues increased by $13.5 million, or 14 percent, to $107.6 million in 1997, primarily due to the availability of The Birdcage, Kingpin and Fled, among other films, in the domestic pay television market as well as significant international pay television license fees recognized for GoldenEye, The Birdcage and Species. In 1996, we realized domestic pay television revenues for GoldenEye, Get Shorty and Species, among others, but earned significantly less in international pay television markets than in 1997. Network television revenues increased $13.2 million to $14.7 million in 1997, which included license fees recognized on the films Stargate, Blown Away, Getting Even With Dad and Speechless. Worldwide syndicated television revenues increased $41.8 million, or 51 percent, to $123.6 million in 1997 principally due to the acquisition of the Orion film library on July 10, 1997, which contributed syndication revenues of $22.7 million in the period, as well as international syndication license fees recognized for Blown Away, Getting Even With Dad and Rob Roy, among others.

   Operating income from feature films was $65.5 million in 1997 as compared to a loss of $17.1 million in 1996. The 1997 results reflect a higher operating margin on the library, which was revalued pursuant to purchase accounting in connection with the MGM acquisition and yielded lower amortization rates than in 1996. Additionally, there were feature film write-downs of $38.1 million in 1997 with respect to certain theatrical releases in that period as compared to $82.5 million in write-downs on certain theatrical releases in 1996.

   Television Programming. Television programming revenues increased by $17.5 million, or 18 percent, to $114.2 million in 1997 as compared to 1996. Worldwide pay television revenues increased by $6.4 million, or 25 percent, to $32.3 million in 1997 due to the delivery of the new series Stargate SG-1 and the television movie Twelve Angry Men. Worldwide syndicated television revenues increased by $4.0 million, or 7 percent, to $60.9 million in 1997 due to additional episodes of The Outer Limits and Poltergeist: The Legacy in domestic syndication, and the release of the new series Fame LA. Worldwide home video revenues with respect to television programming increased in 1997 by $4.9 million, or 40 percent, to $16.9 million due to the release of Babes in Toyland in the domestic home video marketplace, partially offset by generally reduced video revenues from other television movies in the period. The remaining revenue increase in 1997 of $2.2 million principally related to higher network and licensing income.

   We recognized an operating loss from television programming of $7.2 million in 1997 as compared to operating income of $7.4 million in 1996. Amortization expense on current series increased in 1997 due to loss reserves recognized on The Bradshaw Difference, which has been canceled, and on the new series Fame LA.

   Other. Other revenues include distribution of consumer products, interactive media and branded programming services, all of which constitute emerging businesses for MGM Studios with relatively limited current operations, as well as music soundtrack and royalty income. We recognized an operating loss from other businesses of $26.5 million in 1997 as compared to operating income of $2.3 million in 1996. Operating results in 1997 include interactive revenues of $3.0 million, consumer products revenue of $8.7 million and music soundtrack and royalty revenue of $4.1 million, as compared to interactive revenue of $1.8 million, consumer products revenue of $8.3 million and music soundtrack and royalty revenue of $5.6 million in 1996. The 1997 results included interactive product and development costs of $16.8 million, as compared to interactive costs of only $9.1 million in 1996. In addition, the 1997 results include start-up losses of $11.8 million on the company's investment in MGM Gold
(Asia), a satellite and cable delivered channel based in Asia whose operations were terminated in April 1998, and $2.4 million of start-up costs associated with our cable programming joint venture, MGM Networks Latin America. There were no such start-up losses or costs in 1996.

   General and Administration Expenses. General and administration expenses increased by $9.3 million, or 12 percent, to $87.6 million in 1997 as compared to 1996, primarily as a result of the Orion acquisition, which added overhead charges of $6.7 million, including non-recurring overhead of approximately $4.0 million, from the July 10, 1997 acquisition date, and the accrual of long-term management incentive and other bonuses of $15.5 million. In 1996 the company accrued long-term management incentive bonuses of $12.6 million.

   Goodwill Amortization. Goodwill amortization decreased by $2.1 million, or 15 percent, to $11.2 million in 1997 compared to 1996 due to the revaluation of our assets and liabilities pursuant to purchase accounting in connection with the MGM acquisition on October 10, 1996, which resulted in lower goodwill than previously carried in the balance sheet.

   Provision for Impairment. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," MGM Studios, the predecessor company, recorded a charge of $563.8 million during 1996 to write-off certain intangible assets in connection with the disposition by Consortium de Realisation of its ownership interest, including $404.4 million to write-off its remaining investment in the film distribution organization and a charge of $159.4 million to reduce its investment in goodwill to net realizable value.

   Interest Expense, Net of Amounts Capitalized. Net interest expense was $53.1 million in 1997 as compared to $81.3 million in 1996. Net interest expense decreased in 1997 due to the substantial equity investments we received in connection with the MGM acquisition, our initial public offering and the Tracinda purchase, and correspondingly lower debt levels, as well as increased capitalization associated with increased film production in the period.

   Income Tax Provision. The income tax provision of $10.3 million in 1997 reflects primarily foreign remittance taxes attributable to international distribution revenues. The income tax provision of $4.6 million in 1996 reflects foreign remittance taxes attributable to international distribution revenues, net of the reversal of certain tax reserves of approximately $14.0 million no longer required, and tax expense on net profits in the post-MGM acquisition period. We do not anticipate any further substantial reversals of tax reserves.

EBITDA

   While management considers earnings before interest, taxes, depreciation and non-film amortization to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for or superior to, operating income, net earnings, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles. EBITDA does not reflect cash available to fund cash requirements, and the items excluded from EBITDA, such as depreciation and non-film amortization, are significant components in assessing our financial performance. Other significant uses of cash flows are required before cash will be available to us, including debt service, taxes and cash expenditures for various long-term assets. Our calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

   The following table sets forth EBITDA for the six months ended June 30, 1999 and 1998, the years ended December 31, 1998 and 1997, the period from October 11, 1996 to December 31, 1996, and the period from January 1, 1996 to October 10, 1996:

                                                                          Successor                            Predecessor
                                                    ---------------------------------------------------------- ------------
                                                     Six Months Ended
                                                         June 30,             Year Ended         October 11 to January 1 to
                                                    -------------------      December 31,        December 31,  October 10,
                                                      1999       1998       1998       1997          1996          1996
                                                    ---------  --------  ----------  ---------  -------------- ------------
                                                       (unaudited)
                                                                              (in thousands)
Revenues:
  Feature films.................................... $ 348,008  $471,297  $1,005,747  $ 699,219     $209,354     $ 815,460
  Television programs..............................    93,018   105,839     197,759    114,200       14,413        82,315
  Other............................................    29,891    20,525      37,217     17,883        4,919        14,931
                                                    ---------  --------  ----------  ---------     --------     ---------
    Total revenues.................................   470,917   597,661   1,240,723    831,302      228,686       912,706
EBITDA:
  Feature films....................................  (177,273)   18,103      39,748     65,509       37,140       (45,032)
  Television programs..............................     8,053     9,417      12,885     (7,201)      (4,062)       11,412
  Other............................................    13,368    (1,639)     (3,758)   (26,545)         532         1,742
  General and administration expenses..............   (44,823)  (46,729)    (83,680)   (80,861)     (16,901)      (55,411)
  Severance and related costs......................   (76,158)      --      (13,182)       --           --            --
  Contract termination fee.........................  (225,000)      --          --         --           --            --
                                                    ---------  --------  ----------  ---------     --------     ---------
  EBITDA...........................................  (501,833)  (20,848)    (47,987)   (49,098)      16,709       (87,289)
Depreciation and non-film amortization.............   (11,792)  (10,844)    (22,853)   (18,013)      (3,135)      (25,451)
Provision for impairment...........................       --        --          --         --           --       (563,829)
                                                    ---------  --------  ----------  ---------     --------     ---------
Operating income (loss)............................  (513,625)  (31,692)    (70,840)   (67,111)      13,574      (676,569)
Interest expense, net of amounts capitalized.......   (41,238)  (38,428)    (80,611)   (53,105)     (9,875)       (71,375)
Interest and other income, net.....................     2,518     1,745       3,984      2,447          813         3,179
                                                    ---------  --------  ----------  ---------     --------     ---------
Income (loss) before provision for income taxes....  (552,345)  (68,375)   (147,467)  (117,769)       4,512      (744,765)
Income tax provision...............................    (4,082)   (5,262)    (10,181)   (10,345)      (4,346)         (273)
                                                    ---------  --------  ----------  ---------     --------     ---------
Net income (loss).................................. $(556,427) $(73,637) $ (157,648) $(128,114)    $    166     $(745,038)
                                                    =========  ========  ==========  =========     ========     =========

Liquidity and Capital Resources

   General. Our operations are capital intensive. In recent years we have funded our operations primarily from (a) the sale of equity securities, (b) bank borrowings and (c) internally generated funds. During the first six months of 1999, net cash provided by operating activities was $92.2 million; net cash used in investing activities (primarily the purchase of the PolyGram library and additions to film and television costs) was $610.4 million; and net cash provided by financing activities (primarily bank borrowings) was $473.3 million.

   Sales of Equity Securities. Sales of equity securities include proceeds from our initial public offering and Tracinda's concurrent purchase of our common stock, which were completed in November 1997, and the 1998 rights offering, which was completed in November 1998.

   Our cash flow in 1998 was adversely affected by, and we determined to undertake the 1998 rights offering as a result of, (a) lower than expected performance of our theatrical releases in 1998, other than the releases Tomorrow Never Dies and The Man In The Iron Mask, (b) more substantial investments in new television programming than we previously anticipated, (c) cash from certain revenue sources being realized over a longer period than originally anticipated, and (d) other factors, including accelerated motion picture production and increased marketing and distribution expenses. We consummated the 1998 rights offering in November 1998 by issuing a total of 84,848,485 shares of our common stock for $8.25 per share, and thereby raising net proceeds of $696.5 million. The proceeds were used to reduce bank borrowings.

 Bank Borrowings.

   Bridge Loan Facility. On May 14, 1999, we entered into an agreement with one of our principal lenders that provides us with a $250.0 million bridge loan facility. As of September 1, 1999, we had borrowed the entire $250.0 million under this facility in part to fund the payment of the second installment due to Warner Home Video of $112.5 million, plus interest. We used the remaining balance to fund operations. Loans under this facility bear interest at 1.75 percent over the Adjusted LIBOR rate (approximately 7.1 percent at September 1, 1999). Interest is payable quarterly in arrears and the principal is due on the earlier of any debt or equity issuance by us or maturity, July 15, 2006. We will use a portion of the net proceeds of this offering to repay all amounts outstanding under, and terminate, the bridge loan facility.

   Credit Facility. Our credit facility is a $1.3 billion syndicated facility that consists of (a) a six year $600.0 million revolving credit facility, (b) a $400.0 million seven and one-half year term loan, and (c) a $300.0 million eight and one-half year term loan. As of September 9, 1999, $241.0 million was available under our credit facility, which also contains provisions allowing, under certain circumstances, for an additional $200.0 million tranche.

   Currently, the revolving facility and $400.0 million term loan bear interest at 2.50 percent over the Adjusted LIBOR rate, as defined therein (approximately 8.0 percent at September 1, 1999), and the $300.0 million term loan bears interest at 2.75 percent over the Adjusted LIBOR rate (approximately 8.3 percent at September 1, 1999). We have entered into three year fixed interest rate swap contracts in relation to a portion of our credit facility for a notional value of $800.0 million at an average rate of approximately 7.50 percent, which expire at various times no later than December 2001. Scheduled amortization of the term loans under our principal credit facility commences with $33.0 million in 2001, $73.0 million in 2002, $103.0 million in 2003, $103.0 million in 2004, and $103.0 million in 2005, with the remaining balance due at maturity. The revolving facility was entered into in October 1997 and matures in October 2003, subject to extension under certain conditions.

   Our credit facility contains various covenants, including limitations on indebtedness, dividends and capital expenditures, and maintenance of certain financial ratios. In connection with the $225.0 million charge resulting from the early termination of the Warner Home Video agreement, our credit facility was amended, effective April 30, 1999. As of June 30, 1999, we were in compliance with all applicable covenants. We cannot assure you that we will remain in compliance with such covenants or other conditions under our credit facility in the future. We expect to use a portion of the proceeds of this offering to repay all amounts outstanding under the revolving facility. We anticipate substantial continued borrowing under our credit facility.

 Cash Provided by Operating Activities.

   In the first six months of 1999, cash provided by operating activities was $92.2 million compared to $247.2 million in the first six months of 1998.

   In March 1999, in consideration for the early termination of the Warner Home Video agreement, we agreed to pay Warner Home Video $225.0 million, $112.5 million of which was paid on March 12, 1999 and the remainder of which, plus interest, was paid on September 1, 1999. We recorded a pre-tax contract termination charge in the 1999 period of $225.0 million for costs in connection with terminating the Warner Home Video agreement.

   In addition, the slate of films we released in the first six months of 1999 performed below expectations.

 Cash Used in Investing Activities.

   For the first six months of 1999, cash used in investing activities was $610.4 million. During the first six months of 1999, we incurred $367.5 million in film and television costs. In January 1999, we acquired the PolyGram library, containing over 1,300 feature films, for $235.0 million, plus acquisition related costs of approximately $1.2 million. The purchase was funded by borrowings under the revolving facility and available cash.

 Anticipated Needs.

   Our current strategy and business plan call for substantial on-going investments, at levels comparable to 1998, in the production of new feature films and television programs. Furthermore, we may wish to continue to make investments in new distribution channels to further exploit our motion picture and television library. We plan to continue to evaluate the level of such investments in the context of the capital available to us and changing market conditions.

   We expect to incur approximately $11.0 million of additional costs in 1999 in connection with the integration of the PolyGram library and our transition to home video self-distribution in the U.S. and Canadian markets. We do not expect our obligations for property and equipment expenditures, including the purchase of computer systems and equipment and other improvements, to exceed $15.0 million per year.

   In connection with our termination of the Warner Home Video agreement, we anticipate that the worldwide home video distribution rights we reconveyed to Turner will decrease our cash flow by approximately $10.0 million per year through June 2001.

   We are obligated to fund 50 percent of the expenses of MGM Networks Latin America up to a maximum of approximately $24.0 million. We have funded approximately $17.0 million under such obligation as of September 1, 1999 and expect to fund an additional $1.5 million in 1999.

   In June 1999, in association with a change in our senior management and a corresponding review of our operations, we incurred certain restructuring and other charges aggregating $225.2 million, of which $140.0 million was film-performance related. As a result of the change in senior management, we did not commence production as anticipated under our business plan. Therefore, we expect to release a reduced number of major films in the first six months of 2000, which may adversely impact cash flows and results of operations at least through 2001. However, as opportunites arise, we will pursue the purchase of feature films from third parties that we could release during this period.

   As a result of these recent and planned capital expenditures and cash we will require to meet our current business plan, we determined that cash flow from operations and the amounts available under the existing tranches of our credit facility may not be adequate to meet our obligations and commitments. We believe that the proceeds from this offering, together with amounts available under our revolving credit facility and cash flow from operations will be adequate for us to conduct our operations in accordance with our business plan for at least the next twelve months. This belief is based in part on the assumption that our future releases will perform as planned. In addition to the foregoing sources of liquidity, we are currently considering various film financing alternatives.

   If necessary in order to manage our cash needs, we may also delay or alter production or release schedules or seek to reduce our aggregate investment in new film and television production costs. We cannot assure you that any such steps would be adequate or timely, or that we could reach acceptable arrangements with third parties if necessary. In addition, although these steps would improve our short-term cash flow and, in the case of partnering, reduce our exposure should a motion picture perform below expectations, such steps could adversely affect long-term cash flow and results of operations in subsequent periods.

   We intend to continue to pursue our goal of becoming an integrated global entertainment content company. In connection with our pursuit of this goal, we may consider various strategic alternatives, such as business combinations with companies with strengths complementary to ours, other acquisitions and joint ventures, as opportunities arise. The nature, size and structure of any such transaction could require us to seek additional financing.

Impact of Year 2000 Issue

   Introduction. The term "Year 2000 issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the Year 2000 is approached and reached. These problems generally arise from the fact that most of the world's computer hardware and software have historically used only two digits to identify the year in a date, often meaning that the computer will fail to distinguish dates in the "2000's" from dates in the "1900's." These problems may also arise from other sources as well, such as the use of special codes and conventions in software that make use of the date field.

   State of Readiness. To date, we have completed the Year 2000 conversion with respect to all of our computer systems and applications. We have completed remediation and testing of our computer systems and applications with the exception of certain systems, which are scheduled to be fully replaced by September 30, 1999. While we have completed all required system remediation and testing for the Year 2000, we will continue our testing efforts and make appropriate remediations as necessary through January 1, 2000.

   Because of the substantial progress made by us towards our Year 2000 conversion, we do not anticipate that any additional significant changes will be required or that the Year 2000 issue will pose significant operational problems for us. However, if any necessary changes are not made or completed in a timely fashion or unanticipated problems arise, the Year 2000 issue may take longer for us to address and may have a material impact on our financial condition and results of operations.

   In addition, we have had communications with certain of our significant suppliers, distributors, financial institutions, lessors and others with which we do business to evaluate their Year 2000 compliance plans and state of readiness and to determine the extent to which our systems may be affected by the failure of others to remediate their own Year 2000 issues. We have also distributed a Year 2000 assessment form to all critical vendors and certain other parties, in order to provide us with further information as to their Year 2000 conversion progress. To date, we have received feedback from certain but not all such parties, and have not independently confirmed any information received with respect to the Year 2000 issues. As such, there can be no assurance that such other parties will complete their Year 2000 conversion in a timely fashion or will not suffer a Year 2000 business disruption that may adversely affect our financial condition and results of operations.

   Costs to Address the Year 2000 Issue. To date, we estimate that we have spent approximately $1.0 million to address the Year 2000 issue, with the majority of the work being performed by our employees. The aggregate cost to complete the Year 2000 conversion is estimated to be approximately
$1.1 million. We intend to fund such costs from our operations and funds borrowed under our principal credit facility. We believe such costs will not have a material adverse effect on our liquidity or financial condition. However, as we progress with our Year 2000 conversion and implements any necessary changes to our systems and applications, certain additional costs may be identified. There can be no assurance that such additional costs will not have a material adverse effect on our financial condition and results of operations.

   Risks of Year 2000 Issue. To date, we have not identified any system or application which presents a material risk of not being Year 2000 ready in a timely fashion or for which a suitable alternative cannot be implemented. However, as we progress with our Year 2000 testing, we may identify systems and applications which do present a material risk of Year 2000 disruption. Such disruption may include, among other things, the inability to process transactions or information, record and access data relating to the availability of titles in our library for licensing and distribution, send invoices or engage in similar normal business activities. Our failure to identify systems and applications which require Year 2000 conversion that are critical to our operations or our failure or others with which we do business to become Year 2000 ready in a timely manner could have a material adverse effect on our financial condition and results of operations.

   Contingency Plans. While our Year 2000 conversion is expected to be completed prior to any potential disruption to our business, we acknowledge the uncertainties involved in preparing its systems for the Year 2000. As such, we have developed a comprehensive Year 2000 specific contingency plan that, when used in combination with our general disaster recovery plan, should provide for continued business operations to the greatest extent possible in the unlikely event of the Year 2000 failure of any of our systems or applications. As part of its Year 2000 contingency effort, information received from external sources is examined for date integrity before being brought into our internal systems. If we determine that our business or a segment thereof is at material risk of disruption due to the Year 2000 issue, we will prepare to implement all or part of our contingency plan.

   The discussion above contains certain forward-looking statements. The costs of the Year 2000 conversion, the date set to complete such conversion and possible risks associated with the Year 2000 issue are based on our current estimates and are subject to various uncertainties that could cause the actual results to differ materially from our expectations. Such uncertainties include, among others, our success in identifying systems and applications that are not Year 2000 compliant, the nature and amount of programming required to upgrade or replace each of the affected systems and applications, the availability of qualified personnel, consultants and other resources, and the success of the Year 2000 conversion efforts of others.

Quantitative and Qualitative Disclosures about Market Risk

   We have only limited involvement in derivative financial instruments and do not use them for trading purposes. Certain amounts borrowed under the credit facility are at variable interest rates and we are thus subject to market risk resulting from interest rate fluctuations. We enter into interest rate swaps in part to alter interest rate exposures. Interest rate swaps allow us to raise long-term borrowings at floating rates and effectively swap them into fixed rates that are lower than those available to us if fixed-rate borrowings were made directly. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate amounts calculated by reference to an agreed notional principal amount.

   The following table provides information about our interest rate swaps at June 30, 1999:

                                       Amounts scheduled for
                                       maturity for the year
                                        ending December 31,          Estimated
                                     ----------------------------  fair value at
                                       1999      2000      2001    June 30, 1999
                                     --------  --------  --------  -------------
Interest Rate Swaps
Variable to fixed:
  Notional value (in thousands)..... $150,000  $225,000  $575,000     $7,312
  Average pay rate..................    6.164%    6.127%    5.237%
  Average receive rate..............    5.000%    5.254%    5.027%

   Because approximately 25 percent of our revenues are denominated, and we incur certain operating and production costs, in foreign currencies, we are subject to market risks resulting from fluctuations in foreign currency exchange rates. In certain instances, we enter into foreign currency exchange contracts in order to reduce exposure to changes in foreign currency exchange rates that affect the value of its firm commitments and certain anticipated foreign currency cash flows. We had no significant foreign currency exchange contracts outstanding at June 30, 1999.

                                    BUSINESS

General

   Metro-Goldwyn-Mayer Inc., a Delaware corporation, is a premier global entertainment content company. We develop, produce and distribute theatrical motion pictures and television programs, and we intend to create and own branded cable and satellite programming channels. Our principal subsidiaries are Metro-Goldwyn-Mayer Studios Inc., United Artists Corporation, United Artists Films Inc. and Orion Pictures Corporation. We are one of only seven major film and television studios worldwide. Our library contains over 4,100 theatrically released feature film titles and 8,900 television episodes and is the largest collection of post-1948 feature films in the world. Films in our library have won nearly 200 Academy Awards, including Best Picture Awards for Annie Hall, The Apartment, The Best Years of Our Lives, Dances With Wolves, Hamlet, In the Heat of the Night, Marty, Midnight Cowboy, Platoon, Rain Man, Rocky, Silence of the Lambs, Tom Jones and West Side Story. Our library also includes 20 titles in the James Bond film franchise, five titles in the Rocky film franchise and nine titles in the Pink Panther film franchise. We are currently celebrating our 75th anniversary.

Background of the Company

   Metro-Goldwyn-Mayer ("Old MGM") was established in 1924 through the merger of Metro Pictures, Goldwyn Pictures and Louis B. Mayer Productions. A corporation wholly owned by Kirk Kerkorian became Old MGM's controlling shareholder in 1969. In 1981, Old MGM acquired UA, which had been formed in 1919 when Mary Pickford, Douglas Fairbanks, D.W. Griffith and Charlie Chaplin joined forces to release their own motion pictures, as well as motion pictures made by independent producers. In 1986, Turner Broadcasting System, Inc. acquired the businesses of Old MGM, and as part of that transaction, Tracinda Corporation and certain of the former stockholders of Old MGM concurrently acquired United Artists Corporation, including the UA library, from Old MGM. Shortly thereafter, UA reacquired the Metro-Goldwyn-Mayer name and logo and certain other assets from Turner. UA was then renamed MGM/UA Communications Co. Turner retained the film library created through the pre-1986 operations of Old MGM.

   In November 1990, MGM/UA was acquired by Pathe Communications Corporation and was renamed MGM-Pathe Communications Co., the predecessor to MGM Studios. In May 1992, Credit Lyonnais Bank Nederland N.V., Pathe's principal lender, foreclosed on substantially all of the stock of MGM-Pathe, following default by Pathe, and such stock was ultimately transferred to Consortium de Realisation, a wholly owned subsidiary of Credit Lyonnais S. A.

   In July 1993, Frank G. Mancuso was appointed as Chairman and Chief Executive Officer of MGM Studios. In January 1996, Consortium de Realisation announced its intention to sell MGM Studios.

   Tracinda, senior management of MGM Studios and Seven Network Limited, a company formed under the laws of Australia, formed MGM to acquire all of the outstanding capital stock of MGM Studios and its subsidiaries, including UA, in October 1996 for an aggregate consideration of $1.3 billion. Tracinda is wholly-owned by Mr. Kerkorian.

   In July 1997, we acquired all of the outstanding capital stock of Orion and its subsidiaries, including the entity formerly known as The Samuel Goldwyn Company and now known as Orion Film Classics Company Films, from Metromedia International Group, Inc. In connection with the Orion acquisition, we obtained the film and television libraries of the Orion companies consisting of approximately 1,900 film titles and 3,000 television episodes. The Landmark Theatres owned by the Orion companies were excluded from the Orion acquisition.

   In November 1997, we completed an initial public offering, whereby we issued and sold 9,000,000 new shares of common stock, $.01 par value per share, at a price per share of $20, less an underwriting discount, for net proceeds (after expenses of the initial public offering) of $165 million. Concurrently with the consummation of the initial public offering, Tracinda purchased directly from us, at a purchase price of $18.85 per share (equal to the per share price to the public in the initial public offering, less the underwriting discount), 3,978,780 shares of the common stock for an aggregate purchase price of $75 million.

   On September 1, 1998, Tracinda and a Delaware corporation that is principally owned by Tracinda, which we refer to collectively as the "Tracinda Group," purchased 16,208,463 shares of the common stock from Seven Network, representing all of our capital stock held by Seven Network, for a price per share of $24 and an aggregate purchase price of $389 million.

   In November 1998, we completed a rights offering, whereby we issued and sold 84,848,485 new shares of the common stock at a subscription price of $8.25 per share for net proceeds (after expenses of the rights offering) of $696.5 million. After giving effect to the completion of the rights offering and the exercise of the subscription rights distributed in connection therewith, the Tracinda Group continued to beneficially own approximately 89.5 percent of the outstanding common stock.

   In January 1999, we acquired from PolyGram N.V. and its subsidiaries certain film libraries and film-related rights for consideration of $235 million. The PolyGram library contains over 1,300 feature films and are comprised of (a) the Epic library, which consists of approximately 1,000 film titles acquired between 1992 and 1997 by Credit Lyonnais Bank Nederland and Consortium de Realisation from various filmed entertainment companies, (b) the library of films released by PolyGram before March 31, 1996 and (c) the Island/Atlantic and Vision/Palace libraries, which were acquired by PolyGram.

   We intend to continue to pursue our goal of becoming an integrated global entertainment content company. In connection with our pursuit of this goal, we may consider various strategic alternatives, such as business combinations with companies with strengths complentary to ours, other acquisitions and joint ventures, as opportunities arise.

The Motion Picture and Television Industry

   Motion Pictures--General. The motion picture industry consists of two principal activities: production and distribution. Production involves the development, financing and production of feature-length motion pictures. Distribution involves the promotion and exploitation of motion pictures throughout the world in a variety of media, including theatrical exhibition, home video, television and other ancillary markets. The U.S. motion picture industry can be divided into major studios and independent companies, with the major studios dominating the industry in the number of theatrical releases. In addition to us (including Metro-Goldwyn-Mayer-Pictures Inc., United Artists Films and Orion), the major studios as defined by the Motion Picture Association of America are The Walt Disney Company (including Buena Vista, Touchstone and Miramax), Paramount Pictures Corporation, Sony Pictures Entertainment, Inc. (including Columbia Pictures Industries, Inc.), Twentieth Century Fox Film Corp., Universal Studios, Inc., and Warner Bros. (including Turner, New Line Cinema and Castle Rock Entertainment). The major studios are typically large diversified corporations that have strong relationships with creative talent, exhibitors and others involved in the entertainment industry and have global film production and distribution capabilities.

   Historically, the major studios have produced and distributed the majority of high grossing theatrical motion pictures released annually in the United States. Over the past decade, the number of feature-length motion pictures released by the major studios has increased dramatically from 157 in 1989 (34.3 percent of the total) to 221 in 1998 (45.1 percent of the total). In addition, most of the studios have created or accumulated substantial and valuable motion picture libraries that generate significant revenues. These revenues can provide the major studios with a stable source of earnings that offsets the variations in the financial performance of their motion picture releases and other aspects of their motion picture operations.

   The independent companies generally have more limited production and distribution capabilities than do the major studios. While certain independent companies may produce as many films as a major studio in any year, independent motion pictures typically have lower negative costs and are not as widely released as motion pictures produced and distributed by the major studios. Additionally, the independent companies may have limited or no internal distribution organizations and may rely on the major studios for distribution and financing.

   Motion picture production and distribution is highly speculative and inherently risky. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Further, the theatrical success of a motion picture is generally a key factor in generating revenues from other distribution channels. There is a substantial risk that some or all of our motion pictures will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Motion Picture Production. The production of a motion picture begins with the screenplay adaptation of a popular novel or other literary work acquired by the producer of the motion picture or the development of an original screenplay based upon a story line or scenario conceived or acquired by the producer. In the development phase, the producer may seek production financing and tentative commitments from a director, the principal cast members and other creative personnel. A proposed production schedule and budget are prepared. At the end of this phase, the decision is made whether or not to "greenlight," or approve for production, the motion picture.

   After greenlighting, pre-production of the motion picture begins. In this phase, the producer engages creative personnel to the extent not previously committed, finalizes the filming schedule and production budget, obtains insurance or self insures and secures completion guaranties, if necessary. Moreover, the producer establishes filming locations, secures any necessary studio facilities and stages and prepares for the start of actual filming.

   Principal photography, or the actual filming of the screenplay, generally extends from seven to 16 weeks, depending upon such factors as budget, location, weather and complications inherent in the screenplay. Following completion of principal photography, the motion picture enters what is typically referred to as post-production. In this phase, the motion picture is edited, opticals, dialogue, music and any special effects are added, and voice, effects and music soundtracks and pictures are synchronized. This results in the production of the negative from which release prints of the motion picture are made. Major studios and independent film companies hire editors, composers and special effects technicians on the basis of their suitability for a particular picture.

   The production and marketing of theatrical motion pictures requires substantial capital. The costs of producing and marketing motion pictures have increased substantially in recent years. These costs may continue to increase in the future, thereby increasing the costs to the company of its motion pictures. Production costs and marketing costs are rising at a faster rate than increases in either domestic admissions to movie theaters or admission ticket prices, leaving the company and all producers of motion pictures more dependent on other media, such as home video and television, and foreign markets.

   Motion Picture Distribution. The distribution of a motion picture involves the licensing of the picture for distribution or exploitation in various markets, both domestically and internationally, pursuant to a release pattern. These markets include theatrical exhibition, non-theatrical exhibition (which includes airlines, hotels and armed forces facilities), home video (including rental and sell-through), presentation on television (including pay-per-view, pay, network, syndication or basic cable) and marketing of the other rights in the picture and underlying literary property, which may include publishing, merchandising and soundtracks. The domestic and international markets generally follow the same release pattern, with the starting date of the release in the international market varying from being concurrent with the domestic theatrical release to being as long as nine months afterwards. A motion picture typically is distributed by a major studio or one or more distributors that acquire rights from a studio or other producer in one or more markets or media or a combination of the foregoing.

   Both major studios and independent film companies often acquire pictures for distribution through a customary industry arrangement known as a "negative pickup," under which the studio or independent film company agrees before commencement of or during production to acquire from a production company all rights to a film upon completion of production, and also acquire completed films, as well as all associated obligations.

   Television Production. The production of television series programming involves the development of a format based on a creative concept or literary property into a television script, the hiring of talent, the filming or taping of the program and the technical and post-production work necessary to produce a finished program. Television producers may originate projects internally or acquire them from others. If a concept is deemed suitable for development, the studio or other producer or network typically commissions and pays for a script. Once a script is ordered, one or more license agreements are negotiated with the potential broadcasters of such program. A pilot episode usually is ordered or commissioned prior to the determination of whether a series will be produced.

   Television production can generally be divided into two distinct businesses: network production (i.e., television shows for ABC, CBS, NBC, Fox, UPN and The
WB) and non-network production (i.e., made-for-cable and first-run syndication). The economics of the two types of television production are different. In network production, a network generally orders approximately six to 13 initial episodes of each new series for a license fee equal to a percentage of the program's cost. The balance of the production cost can only be recouped through international sales and syndication if a series is successful and generally remains unrecouped for at least four years. In the non-network production or first-run syndication business, a producer seeking to launch a new series commits to produce a minimum number of episodes if the producer can "clear" the series by selling to individual television stations in sufficient markets throughout the country (generally comprising 70 percent of U.S. television households). Once produced, the episodes are immediately available for licensing to international broadcasters as well. This approach generally involves a lower production cost risk and earlier return on investment than the network production business; however, non-network programming also generally provides a lower total return on investment than successful network production. See "--Production--Television Production."

   Television Distribution. The U.S. television market is served by network affiliated stations, independent stations and cable systems, although the number of independent stations has decreased as many formerly independent stations have become affiliated with new networks in recent years. During "prime time" hours, network affiliates primarily broadcast programming produced for the network. In non-prime time, network affiliates telecast network programming, off-network programming, first-run programming (programming produced for distribution on a syndicated basis) and programming produced by the local stations themselves. Independent television stations and cable networks, during both prime and non-prime time, produce their own programs and telecast off-network programs or first-run programs acquired from independent producers or syndicators. Syndicators generally are companies that sell to independent television stations and network affiliates programming produced or acquired by the syndicator for distribution.

Film and Television Library

   With the completion of the PolyGram library acquisition in January 1999, we currently own or hold certain distribution rights to over 4,100 theatrically released motion pictures. Our library also contains the largest collection of feature films produced since 1948. In 1948, certain major studios negotiated consent decrees requiring that the studios separate their exhibition businesses from their production and distribution businesses and mandating the divestiture of certain theater holdings. This is generally believed to have triggered greater competition among the studios and an increased emphasis on the potential for commercial success in the development and production stages, resulting in a greater focus on the content and quality of the motion pictures produced and distributed by the studios. We believe that films produced and developed after 1948 generally are more valuable than films that were previously produced and developed.

  In addition to being the largest modern motion picture library in the world, our library is also one of the most critically acclaimed libraries in the motion picture industry, representing one of the largest collections of Academy Award-winning films. The motion pictures in our library have won nearly 200 Academy Awards. Fourteen motion pictures in our library have won the Academy Award for Best Picture: Annie Hall, The Apartment, The Best Years of Our Lives, Dances With Wolves, Hamlet, In the Heat of the Night, Marty, Midnight Cowboy, Platoon, Rain Man, Rocky, Silence of the Lambs, Tom Jones and West Side Story.

  Our library also includes over 8,900 episodes from television series previously broadcast on prime-time network television, cable or in first-run syndication, including episodes of The Addams Family, American Gladiators, Bat Masterson, Cagney & Lacey, Fame, Green Acres, Highway Patrol, In the Heat of the Night, Mr. Ed, The Patty Duke Show, Pink Panther, Sea Hunt and thirtysomething. The television series in our library have won, among others, 59 Emmy awards and nine Golden Globe awards.

  Our library includes titles from a wide range of genres, including dramas, comedies, action-adventure movies, westerns and suspense thrillers. We believe that our library's diversity, quality and extensive size provides us with substantial competitive advantages. We seek to continue to build upon these advantages by producing and acquiring new motion pictures across a variety of genres and budget ranges to update and enhance our library. See "--Production-- Motion Picture Production."

  We will continue to implement the strategy of developing new projects from existing library assets. Our library represents a readily-available, "market tested" source of development ideas. For example, we have had recent success with the remake of The Thomas Crown Affair and in 1995 had success with The Birdcage, a remake of La Cage aux Folles. Furthermore, we have successfully expanded the valuable film franchises within our library, most notably the James Bond franchise, with the commercial success of GoldenEye in 1995 and Tomorrow Never Dies in 1997. Tomorrow Never Dies has earned greater domestic box office receipts than any other film in the James Bond film franchise. We expect to release the latest James Bond film, The World Is Not Enough, in November 1999. Additionally, we have successfully developed television series based on library motion pictures such as: Poltergeist: The Legacy based on Poltergeist; Stargate SG-1 based on Stargate; and All Dogs Go to Heaven, based on the movie of the same name. We also produced a remake of Twelve Angry Men and Inherit the Wind as made-for-television movies for Showtime Networks Inc.

  We, together with Danjaq LLC, are the sole owner of all of the James Bond motion pictures. Eighteen James Bond motion pictures in our library, in addition to the upcoming release The World Is Not Enough, are produced and distributed pursuant to a series of agreements with Danjaq. The motion pictures are produced by Danjaq, and we have the right to approve all key elements of the pictures, such as the selection of the director and the leading actors. The copyright in each of the motion pictures is owned jointly by MGM and Danjaq. Generally, we have the right to distribute each of the pictures in all media worldwide in perpetuity or for a term of 15 years. Where our distribution rights are not perpetual, the rights revert to joint control by MGM and Danjaq after expiration of the distribution term. Danjaq owns any television series created that is based on the James Bond motion pictures, and we have the distribution rights to such series. Danjaq controls the merchandising rights with respect to the pictures, and we are entitled to receive a portion of the revenues from all merchandising licenses. Additionally, we control all the marketing rights and the music from The Living Daylights (1987) and all subsequent pictures. All other rights relating to the pictures are controlled jointly by MGM and Danjaq. The agreements contain certain restrictions on the sale or licensing by the company of any of its rights in the pictures.

   Additionally, two James Bond motion pictures had previously been produced by other parties. In 1967, Columbia and Famous Artists Productions Ltd. (a subsidiary of the company) produced Casino Royale pursuant to an earlier license from Ian Fleming and in 1983, Warner and Taliafilm, Inc. produced Never Say Never

Again. In 1998, we acquired the rights to Never Say Never Again and, as more fully set forth below, MGM and Danjaq recently acquired the rights to Casino Royale. With these two acquisitions, our library now contains every James Bond motion picture ever made, and we are the only studio to hold such rights.

   On November 17, 1997, MGM and Danjaq filed an action in federal court in Los Angeles against Sony Corporation, Sony Pictures, Columbia, John Calley, Kevin McClory and Spectre Associates, Inc. relating to a press release issued by Sony Pictures announcing plans by its Columbia Pictures division to produce a series of new James Bond feature films. On July 29, 1998, the court preliminarily enjoined Sony Pictures, Columbia and the other defendants from the production, preparation, distribution, advertising or other exploitation in the United States of a James Bond motion picture in any medium and from using the "James Bond" and the "James Bond 007" trademarks in the United States. On March 29, 1999, MGM and Danjaq entered into a settlement agreement with Sony Pictures, Columbia and Mr. Calley that provided for a payment by the Sony parties and an agreement by the Sony parties which effectively makes permanent the court's July 1998 preliminary injunction. Specifically, the Sony Parties agreed (i) not to make or distribute any James Bond motion pictures in the United States based on Thunderball or any other purported rights deriving from Mr. McClory, and
(ii) not to utilize the "James Bond" and the "James Bond 007" trademarks in the United States. Mr. McClory and Spectre did not participate in this settlement agreement. Under the terms of a separate agreement entered into on March 29, 1999, MGM and Danjaq acquired from Columbia all of Columbia's rights to Casino Royale and the Sony parties agreed to broaden the contractual prohibition regarding making or distributing James Bond films and the James Bond trademarks, as described in the prior paragraph, throughout the world. Mr. McClory did not participate in the settlement and has retained certain counterclaims against MGM and Danjaq for copyright infringement, and the court has set a trial date of October 26, 1999.

   We seek aggressively to market and distribute titles in our film library in existing pay and free television, home video and other markets worldwide. We believe that the size of our library allows us to minimize the over-exploitation of any title and therefore better preserve the ongoing value of our library by actively managing the rotation of titles through such markets. During the most recent three-year period, we exploited approximately 60 percent of the theatrical motion picture titles and approximately 50 percent of the television title episodes in the library. Rather than selling our titles on a single or multi-picture basis, we strive to strategically pool our motion picture and television titles into cohesive programming packages directed at specific markets, including purchasers of large quantity programming and services in emerging markets which may not have their own programming capabilities.

   We also seek aggressively to market and distribute our titles through developing technology. We believe that the development and growth of direct broadcast satellite and other new distribution systems may generate significant incremental profits for the industry as the number of channels requiring content grows.

   We have differing types of rights to the various titles in our library. In some cases, we own the title outright, with the right to exploit the title in all media and territories for an unlimited time. In other cases, the title may be owned by a third party and we may have obtained the right to distribute the title in certain media and territories for a limited term. Even if we own a title, we may have granted rights to exploit the title in certain media and territories to others. As of June 30, 1999, we owned outright, or had been granted rights in perpetuity to, approximately 65 percent of the titles in our library. Our rights in the other library titles are limited in time and, pursuant to the terms of the existing arrangements, the rights granted to us expire with respect to approximately six percent of the library over the next two years (i.e. through the end of 2001), with respect to another approximately 12 percent over the six years thereafter (from 2002 to 2008), and with respect to another approximately 18 percent thereafter (from 2009 on). We have generally been able to renew such rights on acceptable terms; however no assurances can be made that we will continue to be able to do so in the future. In accordance with industry practice, for purposes of calculating the size of the library, we include any title that we have the right to distribute in any territory in any media for any term.

   Due to certain long-term pre-paid licenses entered into by prior management, we do not expect to receive significant revenue with respect to substantial portions of our library from domestic free and certain major international television markets for the next several years. As of June 30, 1999, the titles included in these licenses represent a cross-section of the titles in the library, including substantially all of the pre-1990 MGM and UA titles, which have been licensed in one or more of the U.S., France, Spain and Germany, and approximately 40 percent of the Orion and PolyGram titles, which have been licensed in one or more of France, Spain, Germany and the United Kingdom. See "--Distribution--Pay and Free Television Distribution." We expect to benefit as certain rights to the library that have been previously licensed to others revert to us over time. See "--Distribution."

Production

 Motion Picture Production

   We currently develop and produce theatrical motion picture projects through two separate production entities, MGM Pictures and UA Films. MGM Pictures concentrates on developing and producing mainstream, normal major studio budget level films. UA Films specializes in developing, producing and acquiring specialized films and films with a negative cost investment of less than $10 million. Both production units are supported by centralized marketing, sales, legal, physical production and distribution functions.

   MGM Pictures plans to distribute approximately 10 to 15 motion pictures annually across a variety of genres and budget ranges. MGM Pictures employs a development staff of creative executives who refine concepts and scripts so that projects are developed to the point that production decisions can be made. MGM Pictures also intends to enter into satellite label agreements with a select group of genre specific producers. These satellite producers will develop and produce motion pictures exclusively or semi-exclusively for MGM Pictures and will use their relationships and creative abilities to provide another source of product for MGM Pictures. The 10 to 15 pictures distributed by MGM Pictures are anticipated to be a combination of internally developed pictures, pictures developed and/or produced by the satellite producers and pictures which are co-produced or co-financed.

   MGM Pictures' strategy is to both increase creative diversity and mitigate financial risk in connection with motion picture production. We expect to enhance creative diversity by employing the satellite label strategy discussed above and by entering into selective production agreements with successful established producers. As the first step in this strategy, in July 1999, we entered into an agreement with Miramax pursuant to which MGM and Miramax will jointly produce, finance and distribute up to eight motion pictures, relying on our film library as a prominent source of material. Initial titles identified for potential production under this agreement include Cold Mountain, based on the best-selling novel, contributed by us, and the remake of the comedy classic Harvey, contributed by Miramax. Miramax will develop the films under this agreement, which MGM and Miramax will jointly finance. Half of these films will be released domestically by each partner, with the other providing international distribution.

   We also intend to spread the financial risk inherent in motion picture production, as well as increase the breadth of our release slate, by entering into co-production and/or co-financing arrangements such as our agreement with Miramax and our co-production agreement with Universal. On April 28, 1999, we entered into an agreement with Universal that increased our commitment under our existing co-production arrangement by $100 million in production expenses. The motion pictures to be co-produced under the arrangement will be selected over the next three years, but we may incur the related production expenditures over a longer period of time.

   We plan to re-establish UA Films as a film-maker friendly studio which will release approximately seven to 10 motion pictures each year. These motion pictures will be produced or co-produced by UA Films or acquired through negative pickups or other distribution arrangements and will include motion pictures in a variety of genres generally involving producers and directors, writers or other talent who typically work outside of the studio system. Our investment in such pictures is expected to be significantly less than our investment for pictures produced through MGM Pictures. We believe that this strategy of releasing independent motion pictures will add greater diversity to our release slate and enhance the library both through the addition of new film product and the building of relationships with up-and-coming producers and directors, writers and other talent.

   We intend to pursue fewer traditional producer or talent "overhead" arrangements, in which a studio pays a portion of the overhead of creative talent (i.e., producer, director or actor) for the right to receive a "first look" at that party's projects, than other major studios. Instead, we intend to pursue our satellite label initiative, with limited or no funding of overhead, as we believe that our capital resources are better allocated to acquire literary properties or the services of talent for a specific project. Finally, our current business plan also calls for our annual release slates to be comprised of proportionately fewer large budget "event" motion pictures than the current release slates of the other major studios.

   We do not own any studio facilities or stages but rather lease facilities and sound stages on an "as needed" basis in connection with the production of specific motion picture and television projects. We have not experienced any difficulties in leasing appropriate facilities and sound stages when needed.

   The following table details our tentative release schedule for the last six months of 1999 and the first quarter of 2000.

                                Release Schedule

                            Approximate
          Title             Release Date          Summary              Principal Actors
          -----             ------------          -------              ----------------
Tea With Mussolini(1)....     Released    A coming-of-age tale     Cher, Judi Dench, Joan
                                          about an illegitimate    Plowright, Maggie Smith,
                                          child who struggles to   Lily Tomlin
                                          assert his independence
                                          and find his way into a
                                          life of art, taken from
                                          the autobiography of
                                          Franco Zeffirelli.

The Thomas Crown Affair..     Released    An adventure of a        Pierce Brosnan, Rene
                                          millionaire playboy who  Russo
                                          steals a priceless work
                                          of art and then strikes
                                          up a fiery romance with
                                          the brilliant female
                                          insurance investigator
                                          who is on to his game.

Stigmata.................     Released    A priest assigned to     Patricia Arquette,
                                          investigate a young      Gabriel Byrne
                                          woman's stigmatic
                                          experiences becomes more
                                          concerned with saving
                                          her life than denouncing
                                          her claims.

One Man's Hero...........  September 1999 An adventure about the   Tom Berenger
                                          legendary Saint Patrick
                                          Battalion, who fought
                                          for Mexico alongside
                                          Pancho Villa in the
                                          Mexican-American War.

Molly....................   October 1999  A mentally challenged    Elizabeth Shue, Aaron
                                          young woman's genius is  Eckhart
                                          unleashed after
                                          experimental surgery,
                                          while her brother's
                                          carefree lifestyle is
                                          turned on its side when
                                          he must care for her.

The World Is Not Enough..  November 1999  Michael Apted directs    Pierce Brosnan, Denise
                                          our 19th installment of  Richards, Sophie Marceau
                                          the James Bond series.

Flawless.................  December 1999  A tough, conservative    Robert De Niro, Philip
                                          security guard suffers a Seymour Hoffman
                                          stroke and is assigned a
                                          rehabilitative program
                                          that includes singing
                                          lessons with the drag
                                          queen next door.

                           Approximate
          Title           Release Date          Summary              Principal Actors
          -----           ------------          -------              ----------------

Miss Julie(1)...........  December 1999 A Count's daughter has   Peter Mullan, Saffron
                                        set out to seduce her    Burrows
                                        father's footservant.
                                        But what begins as a
                                        flirtation turns into a
                                        dangerous and erotic
                                        game of passion, power
                                        and betrayal.

Things You Can Tell Just
 By Looking at Her(1)...  January 2000  An ensemble drama that   Cameron Diaz, Glenn
                                        explores the hopes,      Close,
                                        dreams, loves and losses Calista Flockhart, Holly
                                        of several women living  Hunter
                                        and working in Los
                                        Angeles.

Supernova...............  January 2000  Science-fiction thriller James Spader, Angela
                                        about a medical          Bassett, Lou Diamond
                                        spaceship that responds  Phillips, Robert Forster
                                        to a distress signal and
                                        takes on a mysterious
                                        passenger.

Return to Me............  February 2000 A man falls in love with David Duchovny, Minnie a woman only to discover Driver
                                        that she received a
                                        heart transplant from
                                        his dead wife.

Crime and Punishment in
 Suburbia(1)............   March 2000   A modern adaptation of   Monica Keena, Ellen
                                        Dostoevsky's classic     Barkin
                                        novel, set in today's
                                        American suburbs.

Mr. Accident(1).........   April 2000   A janitor meets the      Yahoo Serious, Helen
                                        woman of his dreams and  Dallimore
                                        joins her in trying to
                                        thwart the tobacco
                                        industry's nefarious
                                        plans.

--------
(1) Acquired domestic and/or certain international distribution rights.

   We may revise the release date of a motion picture as the production schedule changes or in such a manner as we believe is likely to maximize revenues. Additionally, there can be no assurance that any of the motion pictures scheduled for release will be completed, that completion will occur in accordance with the anticipated schedule or budget, or that the motion pictures will necessarily involve all of the creative talent listed above.

 Television Production

   We have in the past engaged in the development and production of episodic television series, mini-series and movies for distribution on domestic and international television networks, local independent and network-affiliated television stations, pay television networks, basic cable networks and home video. Since the re-establishment of our television series production operations in 1994, we have obtained commitments for approximately 1,035 hours of television programming, of which approximately 20 percent remained to be aired as of June 30, 1999. Historically, our television activities were focused on the traditional network production business and made-for-television movies, and many of the television programs in our library were produced as network series. However, since the networks have substantially lowered the license fees as a percentage of the budget for network television programming in recent years, resulting in significantly larger production investment risks for the producers of such programming, we altered our television strategy in 1994 when our management re-established our television series production operations. See "--The Motion Picture and Television Industry."

   Since 1994, we have focused primarily on the development and production of series for the first-run syndication business, which involves a lower production investment risk for us, and movies and mini-series for both network and off-network broadcasters. Our strategy is designed to (a) minimize up-front capital investment through the production of series for the first-run syndication business and through co-production arrangements, (b) minimize risks associated with large deficit financing by developing product such as two-hour movies or mini-series that generally offer stable, predictable cash flows, (c) use valuable library assets such as The Outer Limits, Poltergeist: The Legacy, Stargate and All Dogs Go to Heaven to develop recognizable products with enhanced marketability at a reduced cost and (iv) develop alternative types of programming, such as animated cartoon strips, talk shows, variety/magazine shows such as National Enquirer and reality-based programming such as LAPD-- Life on the Beat.

   As part of our strategy, in 1994 we entered into a programming arrangement with Showtime whereby we provided television series and movies for premiere on Showtime. Showtime agreed to license from us exclusive U.S. pay television rights to the following television series: (a) 132 hours (six seasons) of The Outer Limits (winner of the Cable Ace award for Best Dramatic Series in 1995 and 1996) of which 30 hours remained to be aired as of June 30, 1999; (b) 66 episodes (three seasons) of Poltergeist: The Legacy of which no episodes remained to be aired as of June 30, 1999; and (c) 88 episodes (four seasons) of Stargate SG-1 of which 43 episodes remained to be aired as of June 30, 1999. We have no further commitments from Showtime with respect to these series. Following their initial exhibition cycle on Showtime, we exploit these programs further in other markets. In this respect, we entered into a license agreement with Sci-Fi Channel for the exclusive domestic basic cable exhibition rights of The Outer Limits, Poltergeist: The Legacy and Stargate SG-I. Additionally, we are producing 22 new episodes of Poltergeist for USA/Sci Fi, of which eight episodes remained to be aired as of June 30, 1999.

   The programming agreement with Showtime also includes a commitment by Showtime to license made-for-television movies from us, seven of which remained to be produced as of June 30, 1999.

   Additionally, we have obtained a commitment from Paxson Communications to license 88 episodes of Flipper, a one-hour series, which includes a production order for 44 episodes, all of which have been delivered. The series began airing in fall 1998 on Paxson's PAX NET network, comprised principally of owned and operated stations which cover in excess of 65 percent of U.S. television households.

   In addition to National Enquirer, which will premiere in first-run syndication in September 1999, we anticipate developing additional series for first-run syndication which would begin no earlier than 2000.

   From time to time, we may produce series for network television on a selective basis, which typically require deficit financing but generally offer the potential for greater financial return. In our first sale of a series to network television since 1994, we produced a two-hour pilot and 21 episodes of The Magnificent Seven for CBS during the 1997/98 and 1998/99 broadcast seasons. We have no further commitments from CBS with respect to this series.

   We intend to pursue joint ventures, co-productions and other partnering arrangements for some of our existing or future series in order to minimize the up-front capital investment and limit the financial risk to us with respect to the production of that series.

   Since our ability to recover production costs and realize profits on our television programs depends on various factors, including but not limited to the programs' acceptance by the public, fluctuation in prevailing advertising rates, and the ability to distribute the programs subsequent to their first-run license, there can be no assurance that we can recover the production costs or realize profits on any television series. Thus, there is a substantial risk that some or all of our television projects will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized. See "--Distribution."

Distribution

  Theatrical Distribution

   General. The initial step in the release of a motion picture is the booking of engagements with theatrical exhibitors. The exhibitors retain a portion of the admissions paid at the box office, which generally includes a fixed amount per week, as well as a percentage of the admissions that escalates over time. A studio's or other producer's (or third party distributor's) share is approximately 50 percent of gross box office admissions, although that percentage has generally decreased in recent years and varies depending upon factors such as market competition and the overall performance of the film.

   We intend to release a slate of films appealing to a wide variety of audiences. By strategically timing the release of our motion pictures throughout the year, we intend to avoid some of the risks posed when a motion picture is inappropriately released during the most crowded and competitive box office seasons. We believe that this strategy is unlikely to have a negative impact on our ability to generate home video rentals.

   All motion pictures that we release theatrically in the U.S. and Canada, whether produced by MGM Pictures, UA Films or third parties, are marketed and distributed by Metro-Goldwyn-Mayer Distribution Co. Additionally, we currently distribute our motion pictures in theatrical markets outside of the U.S. and Canada through UIP, a partnership owned equally by us, Paramount and Universal. UIP is the largest theatrical motion picture distribution company outside the U.S., with distribution activities in over 50 countries. UIP has a cost sharing arrangement that requires each partner to be responsible for one-third of UIP's annual operating overhead. UIP charges each partner a distribution fee of 35 percent of gross theatrical receipts until the fee equals one-third of the annual operating costs of the partnership, and thereafter a negotiated percentage of any additional gross receipts as a fee for incremental use of the organization. Each partner bears all of its own releasing costs and retains all cash flow from its pictures after payment of fees. See "--Regulation."

   In June 1999, we entered into an agreement with Fox pursuant to which Fox will provide distribution services for our films in the international theatrical market. This distribution arrangement will take effect at the expiration of our license agreement with UIP, no later than November 1, 2000. Although Fox will be servicing international theatrical distribution activities on our behalf, we have reserved broad powers to direct and control the handling and release of our films. We believe that this arrangement with Fox will reduce the amount of fixed overhead related to the distribution of our theatrical product in the international marketplace.

   Co-Production and Distribution Agreements. In addition to producing feature motion pictures independently, we enter into co-production agreements, such as those with Miramax and Universal, split rights deals and similar arrangements under which we retain certain distribution rights with respect to a picture and share the cost of production with a partner that obtains other rights. While such agreements limit our risk relating to a motion picture's performance as they reduce our production costs, such agreements also limit profitability. We also acquire rights to distribute films through negative pickup arrangements under which we acquire a completed motion picture, or certain rights therein, from a third party. Under co-production agreements, split rights deals or negative pickup arrangements, we may be committed to spend specified amounts for prints and advertising. Additionally, we occasionally enter into "rent-a-system" arrangements under which we provide distribution services to an independent film company for a percentage distribution fee. Under rent-a-system arrangements the independent film company generally is responsible for all print and advertising costs. These types of arrangements may be entered into before, during or after production of a particular motion picture.

   Theatrical Marketing. Our theatrical marketing department consists of five functional groups: research, media planning, advertising, promotion and publicity. The objective of the marketing department is to maximize each motion picture's commercial potential by designing and implementing a marketing campaign tailored to appeal to the picture's most receptive audience. The marketing process begins with research before a motion picture is completed. The research department determines, through audience screenings and focus groups, a motion picture's appeal to its most likely target audience. The marketing group begins to develop marketing materials well in advance of a motion picture's scheduled theatrical release. The marketing campaign generally begins six months before release with the circulation of teaser trailers, posters and exhibitor advertising materials. The campaign becomes more aggressive two to three months before release as full-length trailers are released in theaters and additional materials are sent to exhibitors. Finally, a national media campaign is launched four to five weeks before opening day. This media campaign generally involves advertising a picture's release on national television, including network prime time and syndication markets, national cable and radio and in magazines, newspapers and specific target markets, such as colleges. In addition, public appearances, such as television talk shows, are arranged for a picture's stars in order to promote the film. The entire process is managed by our in-house staff, although outside agencies are frequently retained to provide creative services.

  Home Video Distribution

   Our marketing and distribution strategy in the home video market domestically and internationally is to (a) market our motion picture and television titles in cohesive packages, (b) create branded product lines,
(c) adapt to a maturing home video market and (d) release new motion pictures into the home entertainment market at the time of the year that we believe will generate the most sales without diminishing revenues from other markets. We have recently repackaged and repriced a number of library titles through the creation of various branded lines. Examples of these branded lines include MGM's Movie Time, Contemporary Classics, Screen Epics, Vintage Classics and Musicals. We believe this strategy has resulted in increased shelf space in video retail stores and that this increased visibility has led to increased sales of library titles. This strategy has also been used to expand the sales and distribution of the Orion catalog titles. The addition of the Polygram libraries in January 1999 is expected to enhance the longevity and sales potential of the existing branded lines and to contribute to the creation of new branded lines. Additionally, in connection with new films which it releases into the market, we often release related library films, or groups of library films in order to increase sales of both the library films and new releases. An example is the upcoming worldwide re-release of the James Bond video catalog in connection with the November 1999 theatrical release of The World Is Not Enough. We intend to continue this strategy of packaging groups of films or film franchises and releasing them in connection with the releases of our most highly visible new films.

   MGM Home Entertainment Inc. manages the marketing and distribution of both current feature motion pictures and library product of MGM Studios and its subsidiaries in the home video and other home entertainment markets.

   In 1990, as part of the acquisition of MGM/UA by Pathe, MGM-Pathe (the predecessor in interest to MGM Studios), MGM/UA and UA Pictures entered into a long-term agreement with the predecessor to Warner Home Video, granting to Warner Home Video certain home video distribution rights with respect to new motion pictures and the motion picture library of MGM/UA and UA Pictures throughout the world for a distribution fee expressed as a percentage of worldwide home video revenues. The Warner Home Video agreement was originally scheduled to expire in May 2003, with the home video rights of each of the films still covered by the Warner Home Video agreement at that time reverting to us five years after the film's initial availability in the U.S. home video market. On March 12, 1999, we entered into an agreement with Warner Home Video and Turner to terminate the Warner Home Video agreement. Warner Home Video will distribute certain of our product in the home video marketplace until January 31, 2000. As part of this agreement, (a) we agreed to pay Warner Home Video $225 million (all of which has been paid as of September 1, 1999), and (b) we reconveyed as of January 1, 1999 to Warner Home Video our right to distribute in the home video markets worldwide until June 2001, approximately 2,950 titles from the Old MGM Library, the Turner library and all pre-1949 Warner titles, which titles had been serviced under the Warner Home Video agreement.

   We have begun building our own home video organization which will handle the distribution of our product in the domestic home video market starting in February 2000. We believe that the agreement to terminate the Warner Home Video agreement, our transition to self-distribution in the domestic market and our international agreement with Fox will enable us to manage home video distribution in a more cost-effective manner and further increase sales and profitability.

   In June 1999, we entered into an agreement with Fox pursuant to which Fox will provide distribution services for our films in the international home video market. These distribution arrangement will take effect on February 1, 2000. Although Fox will be servicing international home video distribution activities on our behalf, we have reserved broad powers to direct and control the handling of our home video product.

   Even without these initiatives, our home video sales have increased since 1993. From 1993 to 1998, we increased our annual worldwide home video gross revenue from feature films by 102 percent, from $243.0 million to $491.2 million. We believe that this increase is in part a result of more effective and efficient marketing, the distribution of more current product, the distribution of more titles due to the Orion acquisition, the renegotiation of key vendor relationships and a reorganization of our distribution infrastructure.

   We have recently begun entering into revenue sharing agreements for our new releases pursuant to which we lease titles to rental establishments and receives a percentage of the consumer rental revenues generated from such titles. We anticipate that we will continue to enter into more of such agreements in the future. Although no assurance can be given, in part because of the recent introduction of these arrangements in the industry, we believe that such arrangements may increase our revenues from the home video rental market, by allowing us to participate in increased revenues from successful titles, although these revenues will be received over a longer period.

   We intend to capitalize on developing technologies such as DVD, a high-quality mass-produced delivery system for video and audio data. We were among the first major studios to make titles available on DVD and, as of December 31, 1998, ranked fourth in total DVD market share behind Warner, Sony Pictures and Universal. We believe we are well positioned to benefit if DVD is successful, since the high quality of DVD is expected to create additional demand for the many classic or familiar "collectible" titles in the library. As DVD is a developing technology, it is uncertain when and if DVD will become a substantial revenue source; however we were encouraged by the progress of the format in 1998 and the first six months of 1999 and believe that DVD may increasingly provide incremental profits in the future.

  Pay and Free Television Distribution

   General. We generally license our current theatrical motion pictures for pay television through output agreements pursuant to which films not yet produced are pre-licensed for a specified fee paid on delivery. We believe that output agreements with international distributors with recognized expertise are beneficial as they assure that a significant advance will be received for a given territory and that a prominent distributor with recognized distribution and marketing capabilities will distribute the picture in such territory.

   We intend to enter into relatively short-term licenses of our library motion pictures for pay and free television in packages that are strategically designed for the relevant marketplace. We have created a proprietary database for use by our sales force which contains detailed information on each of our films, including dates of availability, media controlled by us, sales history, genre, format, length, stars, soundtrack, etc. This information can be utilized by the sales force in order to create strategically designed packages of motion pictures based on one or more various criteria. We believe that this system is one of the most advanced in the entertainment business and provides our sales force with an advantage in a competitive marketplace that requires large amounts of diverse content and is becoming more receptive to packaged programming.

   Domestic Pay Television. We have a theatrical motion picture output agreement with Showtime requiring our future theatrical motion pictures to air on Showtime's pay television network. The first output period expires upon the first to occur of August 31, 2001 or the delivery of 150 pictures (other than specialty pictures) under the agreement. As of June 30, 1999, we had delivered 44 pictures to Showtime. The second output period commences on September 1, 2001 and expires upon the first to occur of December 31, 2003 or the delivery of 65 additional pictures (other than specialty pictures). Additionally, the agreement requires our future specialty motion pictures (i.e., pictures released under the UA Films logo) to air on Showtime's pay television network. The output period for specialty motion pictures expires upon the first to occur of December 31, 2003 or the delivery of 50 specialty motion pictures. The license fees for each picture are determined according to a formula based on U.S. theatrical rentals of such picture, with special provisions applicable to the specialty motion pictures.

   Our subsidiary, Orion, has a theatrical motion picture output agreement with HBO requiring future theatrical motion pictures produced and distributed by Orion to air on HBO's pay television network. The license fees for each picture are determined according to a formula based on U.S. theatrical rentals of such picture. The agreement expires on December 31, 2001, but HBO has the right to extend the agreement through December 31, 2006.

   Domestic Free Television. We distribute our feature motion pictures to U.S. and Canadian networks, local television stations in the U.S. and Canada and basic cable networks. We also generate revenue by granting syndication licenses on a barter basis. Barter syndication allows the television stations to license our product in exchange for a portion of the local commercial air time. We, in turn, sell commercial air time to advertisers on a national basis, while the television stations retain a portion of the commercial air time for local advertisers. We have used outside barter companies to sell television spots to advertisers in the past, but we commenced our own barter sales business in 1996.

   In connection with the acquisition of MGM/UA by Pathe in November 1990, MGM-Pathe licensed the domestic free television rights to a substantial portion of its library (the UA library and the post-1986 MGM/UA titles in theatrical release at the time, constituting approximately 850 titles) and selected television programs to Turner for a period of ten years beginning from the availability of each such product in that market. The license excludes motion pictures released theatrically after 1987. The Turner license was amended on September 10, 1999 to extend Turner's license period by approximately one year, to release 200 titles from the license and to allow us to use the remaining product licensed to Turner, on a non-exclusive basis, on MGM branded cable or satellite channels that we may develop in the future. With respect to most of the motion pictures and television programming covered by the Turner license, the domestic free television rights revert to us between 2001 and 2003. We expect to receive relatively little revenue from the licensing of the product covered by the agreement with Turner in the domestic free television market until such product reverts to us. We believe that, due to the significant increases in licensing fees for domestic television since 1990, the expiration of the Turner license and our subsequent ability to freely license the library in this market, together with our ability to utilize these titles on MGM branded cable and satellite channels, will generate incremental revenue for us. See "--Film and Television Library."

   International Pay and Free Television. We currently distribute our motion pictures and television product through pay television licenses in over 90 territories. We have output agreements with licensees in major territories, including Germany, France, the United Kingdom, Spain, Italy, Japan and Brazil. In 1998 and the six months ended June 30, 1999, we received $52.1 million and $29.9 million in revenue from international pay television distribution, accounting for four percent and six percent of our total revenue for such periods.

   We currently distribute our motion pictures and television product through free television licenses in over 100 territories. In 1998 and the six months ended June 30, 1999, we received $147.4 million and $85.5 million in revenues under these agreements, accounting for 12 percent and 18 percent of our total revenues for such periods. These license arrangements typically provide licensees with the right to exhibit the licensed motion pictures on television for a specific number of airings over a period of three to seven years.

   However, in connection with the acquisition of MGM/UA by Pathe in November 1990, MGM-Pathe entered into long-term licenses of pay and free television rights for theatrical and television movies and, in some cases, television series in its library at that time with United Communications (France) and F.O.R.T.A. (Spain). A similar agreement had been entered into in 1984 with Degeto Film (Germany). Substantially all of the license fees under these long-term licenses have already been paid to us, and therefore, we do not expect to receive significant revenue from these licenses in future periods. With respect to most of the motion pictures licensed to United Communications, the rights granted revert to us between 2000 and 2003. The James Bond features were excluded from such license. With respect to most of the motion pictures licensed to F.O.R.T.A., the free television rights are currently reverting to us through 2000. With respect to most of the motion pictures and television series licensed to Degeto Film, the distribution rights granted revert to us between 1999 and 2010. See "--Film and Television Library."

   Additionally, Orion entered into certain long-term licenses covering a significant number of its library motion pictures in the international free and pay television markets. Orion had already received substantially all of the license fees under these licenses, prior to our acquisition of Orion and therefore, we do not expect significant revenue from these licenses in future periods. Orion also licensed titles to Capitol Film and TV International (Germany), Compagnie Luxembourgeoise de Telediffusion (France), British Sky Broadcasting (the United Kingdom), Film Finance Group, Inc. and Principal Network Limited (Italy) and Televisio de Catalunya, S.A. (Spain). The distribution rights granted to Capitol Film and TV International revert to Orion in 2025. The distribution rights granted to Compagnie Luxembourgeoise de Telediffusion revert to Orion between 2003 and 2013. The distribution rights granted to British Sky Broadcasting currently are reverting to Orion, with such reversion being complete in 2002. The distribution rights granted to Film Finance Group, Inc. and Principal Network Limited revert to Orion between 1999 and 2012. The distribution rights granted to Televisio de Catalunya, S.A. currently are reverting to Orion, with such reversion being complete in 2010. We believe that, due to the importance of France, Spain, Germany, the United Kingdom and Italy and the significant increases in licensing fees for television in these markets since 1990, the expiration of these licenses and subsequent ability of the company to freely license our library in these markets could create substantial incremental revenue.

   The MGM/UA and Orion licenses discussed above (in "--Domestic Free Television" and "--International Pay and Free Television") cover a cross-section of the motion pictures in our library. Although we exploit the remaining titles in the library in these markets, they do not generate significant revenues.

   In addition to licensing packages of films, we hold equity positions ranging from approximately five percent to 25 percent in joint ventures such as LAPTV, Telecine, Star Channel and Movie Network Channels, which are emerging international premium film satellite television networks broadcasting in different territories around the world. We have entered into license agreements with respect to each of LAPTV, Telecine, Star Channel and MovieVision, licensing theatrical and television motion pictures and, in some cases, television series to each of the ventures.

   Branded Cable and Satellite Channels. We believe that pursuing our strategy of providing strategically pooled, branded MGM programming through the licensing of programming packages to cable networks and television broadcasters, as well as through the development of new channels of distribution that deliver our programming, will provide opportunities in the international marketplace as foreign countries continue to develop cable television infrastructures and satellite television becomes more available.

   In April 1998, we and our 50 percent equity partner, an indirect subsidiary of Tele-Communications, Inc., decided to terminate our joint venture in MGM Gold (Asia). MGM Gold (Asia) was a 24-hour satellite and cable delivered service based and distributed in Asia that featured programming from our library. The economic deterioration in Southeast Asia during 1997-98, which had resulted in diminished growth in multi-channel television households and slower than anticipated penetration in India and China, were the primary factors influencing the decision to cease the operations of the joint venture. We invested $13.2 million in the venture.

   In May 1998, MGM and an indirect subsidiary of United International Holdings combined their Latin American cable programming businesses into a joint venture to form MGM Networks Latin America. Under the terms of the joint venture, we acquired a 50 percent equity interest in the venture by contributing our branded Brazilian channel which began operations in December 1997. In turn, UIH contributed its 100 percent interest in United Family Communications, which produces and distributes Casa Club TV to satellite and cable television distributors throughout Latin America and Brazil, for a 50 percent interest in the joint venture. We share equally in the profits of the venture and as of September 1, 1999, are obligated to fund 50 percent of the joint venture's expenses up to an additional $7.1 million. We have funded approximately $17.0 million to the venture as of September 1, 1999. We have a license agreement with MGM Networks Latin America, licensing certain motion pictures and trademarks to the venture. The joint venture is based in Coral Gables, Florida. MGM Latin America and MGM Brazil are general entertainment channels programmed by the joint venture primarily with MGM theatrical and television product. Casa Club TV is a lifestyle channel offering home and garden, food and other lifestyle programming. As of June 30, 1999, MGM Networks Latin America distributed its signal to approximately 4.4 million homes in 16 countries throughout Latin America.

Trademarks and Consumer Products

   We own the registered trademarks Metro-Goldwyn-Mayer, MGM, United Artists, UA, Orion, Cannon and variations thereof, as well as trademarks, logos and other representations of characters, such as The Pink Panther, from motion pictures and television series we produced or distributed. In 1998 and the six months ended June 30, 1999, we received $10.7 million and $4.6 million respectively, in revenue from the licensing of these trademarks, logos and other representations.

   We believe that the MGM name and its lion logo are among the most recognized in the world, evoking images of classic Hollywood. We believe that the name and logo represent assets the value of which has been substantially unrealized in the past. We plan to pursue a focused branded strategy that will capitalize upon our name and logo and seek licensing opportunities for such name and logo, as well as other trademarks of the company, in a range of product categories and distribution channels.

   In February 1980, Old MGM granted to a predecessor-in-interest to MGM Grand, Inc. an exclusive open-ended royalty-free license, which was amended in 1992 and further amended in 1998. Pursuant to the license, as amended, MGM Grand, Inc. has the right to use certain trademarks that include the letters "MGM," as well as logos and names consisting of or related to stylized depictions of a lion, in its resort hotel and/or gaming businesses and other businesses that are not related to filmed entertainment. In 1986, MGM/UA granted MGM Grand Air, Inc. an exclusive open-ended royalty-free license to use one of its logos consisting of a stylized depiction of a lion in Grand Air's airline business. See "Certain Relationships and Related Transactions."

Employees

   As of June 30, 1999, we had approximately 860 full-time and part-time regular employees in our worldwide operations. Of that total, approximately 100 were primarily engaged in production and development, approximately 300 were primarily engaged in sales, marketing and distribution and approximately 460 were primarily engaged in management and administration. Approximately 160 of our employees are currently covered by employment contracts. We also hire additional employees on a picture-by-picture basis in connection with the production of our motion pictures and television programming. The salaries of these additional employees, as well as portions of the salaries of our certain full-time employees who provide direct production services, are typically allocated to the capitalized cost of the related motion pictures or television programming. We believe that our employee and labor relations are good.

   Approximately 25 of our current employees (and many of the employees that we hire on a project-by-project basis) are represented under industry-wide collective bargaining agreements with various unions, including the Writers Guild of America, the Directors Guild of America, the Screen Actors Guild, and the International Alliance of Theatrical Stage Employees. A strike, job action or labor disturbance by the members of any of these organizations may have a material adverse effect on the production of a motion picture or television program within the United States.

Regulation

   In 1994, the U.S. was unable to reach agreement with its major international trading partners to include audiovisual works, such as television programs and motion pictures, under the terms of the General Agreement on Trade and Tariffs Treaty. The failure to include audiovisual works under GATT allows many countries (including members of the European Union, which consists of Austria, Belgium, Denmark, Germany, Greece, Finland, France, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom) to continue enforcing quotas that restrict the amount of U.S. produced television programming which may be aired on television in such countries. The European Union Council of Ministers has adopted a directive requiring all member states of the European Union to enact laws specifying that broadcasters must reserve, where practicable, a majority of their transmission time (exclusive of news, sports, game shows and advertising) for European works. The directive must be implemented by appropriate legislation in each member country. Under the directive, member states remain free to require broadcasters under their jurisdiction to comply with stricter rules. For example, France requires that original French programming constitute a required portion of all programming aired on French television. These quotas generally apply only to television programming and not to theatrical exhibition of motion pictures, but quotas on the theatrical exhibition of motion pictures could also be enacted in the future. There can be no assurance that additional or more restrictive theatrical or television quotas will not be enacted or that countries with existing quotas will not more strictly enforce such quotas. Additional or more restrictive quotas or more stringent enforcement of existing quotas could materially and adversely affect the business of the company by limiting the ability of the company to exploit fully its motion pictures internationally.

   Distribution rights to motion pictures are granted legal protection under the copyright laws of the U.S. and most foreign countries, which laws provide substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. We seek to take appropriate and reasonable measures to secure, protect and maintain or obtain agreements to secure, protect and maintain copyright protection for all of its motion pictures or television programming under the laws of applicable jurisdictions. Motion picture piracy is an international as well as a domestic problem. Motion picture piracy is extensive in many parts of the world, including South America, Asia (including Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. In addition to the MPAA, the Motion Picture Association, the American Film Marketing Association and the American Film Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes of motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the U.S. government has publicly considered trade sanctions against specific countries which do not take steps to prevent copyright infringement of U.S. produced motion pictures. There can be no assurance that voluntary industry embargoes or U.S. government trade sanctions will be enacted. If enacted, such actions could impact the amount of revenue that the company realizes from the international exploitation of its motion pictures depending upon the countries subject to such action and the duration of such action. If not enacted or if other measures are not taken, the motion picture industry (including the company) may continue to lose an indeterminate amount of revenues as a result of motion picture piracy.

   Article 85(1) of the Treaty of Rome prohibits certain agreements and concerted practices which prevent, restrict or distort trade within the European Union. In 1989, after several years of proceedings before the European Commission, UIP received an exemption from Article 85(1) with respect to its theatrical distribution activities in the European Union. In connection with this exemption, UIP gave certain undertakings to the European Commission. The 1989 exemption expired in 1993, and although UIP has filed an application seeking renewal of such exemption, such renewal has not yet been granted. In July 1996, the European Commission conducted unannounced visits of four of UIP's offices in Europe, interviewing officers and copying documents. These visits were based on complaints submitted to the European Commission by third parties, to the effect that UIP was acting in an anti-competitive manner and was not complying with certain of the undertakings given by it in connection with receiving the 1989 exemption. In addition, in January 1998, the Competition Directorate of the Commission of the European Communities issued a Statement of Objections in response to

UIP's renewal application. The Statement of Objections indicates that, although a final decision has not been taken, the Commission is of the opinion that the exemption granted to UIP in 1989 should not be extended and that UIP should be required to cease operations in the European Union. UIP responded to the Statement of Objections in May 1998 and a hearing was held before the European Commission in late September 1998. In July 1999, the European Commission published an official notice in the Official Journal of the European Communities stating its intention to take a favorable view of the UIP case, subject to certain amendments to the various UIP agreements and certain additional understandings. Due to our new theatrical distribution arrangement with Fox, we do not believe that failure to obtain the exemption would have a material adverse impact on operations.

   On February 2, 1999, the United States Department of Justice (Antitrust Division), in the course of an antitrust investigation, issued a civil investigative demand to us, requiring us to produce certain documents and answer certain interrogatories concerning conduct, activities or proposed action in the motion picture exhibition industry. We believe that similar demands were issued to other major studios. We are in the process of complying with the civil investigative demand. While we have communicated with the Department of Justice regarding the investigation, we believe it is too early to determine the Department of Justice's intentions and whether we are a target of the investigation.

   On June 1, 1999, President Clinton asked the Department of Justice and the Federal Trade Commission to study the extent to which the video game, music and movie industries market violence to children and whether those industries are abiding by their own voluntary systems of regulations. While we have not been asked to provide any information to date, we believe that we may receive a demand to provide information in connection with this study in the future. We believe that similar demands may be issued to other major studios. We believe that it is too early to determine the federal government's intentions and whether we are a target of the study.

   The Code and Ratings Administration of the MPAA assigns ratings indicating age-group suitability for theatrical distribution of motion pictures. We have followed and will continue to follow the practice of submitting its pictures for such ratings. As a substantial number of our films are rated "R," under rules enforced by theatrical exhibitors, children under certain ages may attend the applicable motion picture only if accompanied by an adult.

   United States television stations and networks as well as foreign governments impose content restrictions on motion pictures which may restrict in whole or in part exhibition on television or in a particular territory. There can be no assurance that such restrictions will not limit or alter our ability to exhibit certain motion pictures in such media or markets.

Properties

   We lease approximately 375,000 square feet of office space, as well as related parking facilities, for our corporate headquarters in Santa Monica, California under several leases which generally expire in May 2003. We also lease approximately 27,000 square feet in New York City for our East Coast publicity, marketing and theatrical and television distribution offices under a lease that expires in June 2004. Additionally, we lease approximately 40,000 square feet of office space in Los Angeles, California, which has been used by Orion, under a lease that expires in January 2004. The current monthly rent for the above properties is approximately $1.1 million in the aggregate (in addition to taxes, insurance and certain expenses paid by us). We sublease the office space used by Orion prior to its acquisition by us. In addition, we maintain relatively small domestic theatrical and television distribution branches in Boca Raton, Chicago, Montreal, San Juan and Toronto and have small international television distribution offices in London and Sydney. In 1998, we closed our Paris office and consolidated our European distribution operations to our London office. We also lease studio facilities and stages from unaffiliated parties on an as-needed basis in connection with the production of specific motion picture and television projects.

   We believe that our current facilities are adequate to conduct our business operations for the foreseeable future.

                                   MANAGEMENT

Current Directors and Executive Officers

   The following table sets forth the name, age and position of each of our directors and executive officers as of August 31, 1999. Each director will hold office until the next annual meeting of stockholders or until his or her successor has been elected and qualified. Executive officers are elected by the Board of Directors and serve at the discretion of the Board of Directors and Mr. Yemenidjian.

          Name           Age                          Positions
          ----           ---                          ---------
Alex Yemenidjian........  43 Chairman of the Board and Chief Executive Officer
Christopher J. McGurk...  42 Vice Chairman of the Board and Chief Operating Officer
James D. Aljian.........  66 Director
Francis Ford Coppola....  60 Director
Willie D. Davis.........  65 Director
Alexander M. Haig,
 Jr. ...................  74 Director
Kirk Kerkorian..........  82 Director
Frank G. Mancuso........  66 Director
Jerome B. York..........  61 Director
William A. Jones........  57 Senior Executive Vice President and Secretary
Daniel J. Taylor........  42 Senior Executive Vice President and Chief Financial Officer
Robert Brada............  34 Executive Vice President and General Counsel

   All members of the Board of Directors are elected annually by our stockholders for a one-year term. The common stock does not have cumulative voting rights.

Backgrounds of Current Directors and Executive Officers

   Alex Yemenidjian. Mr. Yemenidjian has been Chairman of the Board and Chief Executive Officer since April 1999 and has been a director since November 1997. Mr. Yemenidjian currently serves as the President of MGM Grand, Inc., a position he has held since July 1995, and has served as a director of MGM Grand, Inc. since 1989. Mr. Yemenidjian has also served MGM Grand, Inc. in other capacities during such period, including as Chief Operating Officer from June 1995 until April 1999 and as Chief Financial Officer from May 1994 to January 1998. In addition, Mr. Yemenidjian served as an executive of Tracinda from January 1990 to January 1997 and from February 1999 to April 1999.

   Christopher J. McGurk. Mr. McGurk has been Vice Chairman of the Board of Directors and Chief Operating Officer since April 1999. From November 1996 until joining MGM, Mr. McGurk was President and Chief Operating Officer of Universal Pictures, a division of Universal Studios. Prior to joining Universal, Mr. McGurk spent eight years at The Walt Disney Company, including as President, Motion Pictures Group, Walt Disney Studios from 1994 to 1996, and as Executive Vice President and Chief Financial Officer from 1990 to 1994.

   James D. Aljian. Mr. Aljian has been a director since October 1996. Mr. Aljian has served as an executive of Tracinda since October 1987. In addition, Mr. Aljian serves on the board of directors of MGM Grand, Inc. and on the shareholders' committee of DaimlerChrysler AG.

   Francis Ford Coppola. Mr. Coppola has been a director since January 1998. Since 1993 Mr. Coppola has been the owner, Chairman and President of American Zoetrope, a film company based in San Francisco. Mr. Coppola is also a five-time Oscar-winning director, writer and producer. Mr. Coppola previously served on the board of directors of Metro-Goldwyn-Mayer Studios Inc.

   Willie D. Davis. Mr. Davis has been a director since November 1998. Mr. Davis is President and Director of All-Pro Broadcasting, Inc., an AM and FM radio broadcasting company. Mr. Davis has served on the board of directors of MGM Grand, Inc. since 1989 and is director of Sara Lee Corporation, K-Mart Corporation, Johnson Controls, Inc., Alliance Bank, WICOR, Dow Chemical Company, Rally's Hamburgers, Inc., Strong Fund and Bassett Furniture Industries, Incorporated.

   Alexander M. Haig, Jr. Mr. Haig has been a director of and a consultant to MGM since November 1998. Mr. Haig is Chairman of Worldwide Associates Inc., an international business advisory firm. In addition, Mr. Haig has served on the board of directors and as a consultant to MGM Grand, Inc. since 1990 and serves on the boards of directors of America Online, Inc., Interneuron Pharmaceuticals, Inc. and Preferred Employers Holdings, Inc.

   Kirk Kerkorian. Mr. Kerkorian has been a director since October 1996 and has had a professional relationship with MGM Studios and its predecessors for over 25 years. Mr. Kerkorian has served as Chief Executive Officer, President and sole director and shareholder of Tracinda for more than the past five years. In addition, Mr. Kerkorian serves on the board of directors of MGM Grand, Inc.

   Frank G. Mancuso. Mr. Mancuso has been a director since October 1996. Mr. Mancuso was the Chairman of the Board and Chief Executive Officer from October 1996 to April 1999 and was the Chairman of the Board and Chief Executive Officer of MGM Studios from July 1993 to April 1999. Prior to joining MGM Studios, Mr. Mancuso was the Chairman and Chief Executive Officer of Paramount Pictures Corporation from September 1984 to May 1991, having served Paramount in numerous other capacities beginning in 1963.

   Jerome B. York. Mr. York has been a director since October 1996. Mr. York has served as the Vice Chairman of Tracinda since September 1995. Prior to joining Tracinda, Mr. York served as Senior Vice President and Chief Financial Officer of IBM Corporation from May 1993 to September 1995 and as a director of IBM Corporation from January 1995 to September 1995. Prior thereto, Mr. York served as Executive Vice President--Finance and Chief Financial Officer of Chrysler Corporation from May 1990 to May 1993 and as a director of Chrysler Corporation from April 1992 to May 1993. In addition, Mr. York serves on the Board of Directors of MGM Grand, Inc., Apple Computer, Inc. and Waste Management, Inc.

   William A. Jones. Mr. Jones has been Senior Executive Vice President and Secretary since June 1997 and, prior thereto, served as Executive Vice President--Corporate Affairs and Secretary since January 1995. Mr. Jones served as Executive Vice President, General Counsel and Secretary from May 1991 to January 1995 and as General Counsel and Secretary of predecessors to the Company since 1983. Mr. Jones was a director of MGM-Pathe from June 1991 to January 1992.

   Daniel J. Taylor. Mr. Taylor has been Senior Executive Vice President and Chief Financial Officer since June 1998 and, prior thereto, was Executive Vice President--Corporate Finance since August 1997. From May 1991 to July 1997, Mr. Taylor served as an executive of Tracinda. Prior thereto, Mr. Taylor served as Vice President--Taxes and in various other capacities at the predecessor of MGM from 1985 to May 1991.

   Robert Brada. Mr. Brada has been Executive Vice President and General Counsel since August 1998 and, prior thereto, served as Executive Vice President from June 1998 through August 1998 and was Senior Vice President and Deputy General Counsel since June 1995. Prior to joining MGM Studios, Mr. Brada was with the law firm of White & Case LLP in its Los Angeles and Paris offices from 1990 to June 1995.

Employment Agreements

  Current Executive Officers

   Alex Yemenidjian. We entered into an employment agreement with Mr. Yemenidjian effective as of April 26, 1999, which provides that he will serve as Chairman of the Board of Directors and Chief Executive

Officer for an initial term that ends on April 30, 2004. Pursuant to the agreement, Mr. Yemenidjian is entitled to a current annual salary of $2,500,000 and an annual discretionary bonus. Mr. Yemenidjian also received options under the 1996 Incentive Plan to purchase 10,000,000 shares of the common stock, consisting of 5,000,000 shares with an exercise price of $14.90 per share and 5,000,000 shares with an exercise price of $30.00 per share. Twenty percent of the options vest to Mr. Yemenidjian on April 30 of each year beginning April 30, 2000. If we terminate Mr. Yemenidjian's employment without cause, if he terminates the agreement for "good reason" or in the event of a "designated change of control," his options under the 1996 Incentive Plan will vest immediately and he will be entitled to continue to receive his annual salary and all other benefits for the remainder of the term of the employment agreement.

   Christopher J. McGurk. We entered into an employment agreement with Mr. McGurk effective as of April 28, 1999, which provides that he will serve as Vice Chairman of the Board of Directors and Chief Operating Officer for an initial term which ends on April 30, 2004. Pursuant to the agreement, Mr. McGurk is entitled to a current annual salary of $2,000,000, which will increase by $75,000 in April each year for four years, and an annual discretionary bonus. In addition, Mr. McGurk received a one-time signing bonus of $1,700,000 and an award of 500,000 shares of common stock. Mr. McGurk also received options under the 1996 Incentive Plan to purchase 3,000,000 shares of the common stock, consisting of 1,500,000 shares with an exercise price of $14.90 per share and 1,500,000 shares with an exercise price of $30.00 per share. Twenty percent of the options vest to Mr. McGurk on April 30 of each year beginning April 30, 2000. If Mr. McGurk's employment is terminated without cause or if he terminates the agreement for "good reason" or in the event of a "designated change of control," his options under the 1996 Incentive Plan will vest immediately and he will be entitled to continue to receive his annual salary and all other benefits for the remainder of the term of the employment agreement.

   William A. Jones. We entered into an employment agreement with Mr. Jones effective as of October 10, 1996, as amended as of July 16, 1999, which provides that he will serve as Senior Executive Vice President for an initial term which ends on October 9, 2001. We have an option exercisable on or before six months prior to the expiration of the initial term to extend the term of the agreement for three additional years. Pursuant to the agreement, Mr. Jones is entitled to a current annual salary of $625,000, subject to adjustment as determined by the company, and an annual discretionary bonus. We are also obligated to maintain a term life insurance policy in the face amount of $2 million on Mr. Jones' life for his benefit. If Mr. Jones' employment is terminated without cause or if he terminates the agreement for "good reason," his options and bonus interests under the 1996 Incentive Plan and Senior Management Bonus Plan will vest immediately and he will be entitled to receive all insurance benefits for the remainder of the term of the employment agreement plus (1) if the option has been timely exercised at the time of such termination, the net present value of the sum of the annual salary through the entire remaining term of the employment agreement or (2) if the option has not been timely exercised at the time of such termination, a liquidated sum equal to the amount he would have been entitled to receive had such termination occurred as of June 30, 1999.

   Daniel J. Taylor. We entered into an employment agreement with Mr. Taylor effective as of August 1, 1997, as amended as of June 15, 1998, which provides that he will serve as Senior Executive Vice President and Chief Financial Officer for an initial term which ends on June 14, 2003. Pursuant to the agreement, as amended, Mr. Taylor is entitled to a current annual salary of $750,000, which will increase by $50,000 in October of each year for four years, and an annual discretionary bonus. In addition, Mr. Taylor may receive an additional bonus, payable only in the event of a designated change in control of us (as defined in the 1996 Incentive Plan). The amount of the Taylor additional bonus will be determined as of the day before, and will be payable within five business days from and after, a designated change in control and will otherwise be equivalent to the amount which would have been received with respect to 29,292 bonus interests on such date, after giving effect to the bonus interests repricing, had such bonus interests been granted to Mr. Taylor in August 1997. If Mr. Taylor's employment is terminated without cause by the company or if he terminates the agreement for "good reason," his options and bonus interests under the 1996 Incentive Plan and Senior Management Bonus Plan will vest immediately and he will be entitled to receive the net present value of the sum of the annual salary through the entire remaining term of the employment agreement and all insurance benefits for the remainder of the term of the employment agreement. As of December 31, 1998, the amount payable to Mr. Taylor in the event of such circumstances would be approximately $3.4 million.

   Robert Brada. We entered into an employment agreement with Mr. Brada effective as of June 1, 1995, as amended as of June 1, 1998 and as of August 21, 1998, which provides that he will serve as Executive Vice President and General Counsel for an initial term which ends on May 31, 2001. Pursuant to the agreement, as amended, Mr. Brada is entitled to a current annual salary of $425,000, subject to increase as we determine on August 21 of each year and an annual discretionary bonus. In addition, Mr. Brada will receive a bonus, payable only in the event of a designated change in control of us (as defined in the 1996 Incentive Plan) or certain other major corporate events. The amount of the Brada additional bonus shall be determined as of the day before, and shall be payable within five business days from and after, a designated change in control or other major corporate event and shall otherwise be equivalent to the amount which would have been received with respect to 40,584 Bonus Interests on such date, after giving effect to the bonus interest repricing had such bonus interests been granted to Mr. Brada in October 1996. If Mr. Brada's employment is terminated without cause or if he terminates the agreement for "good reason," his options and bonus interests under the 1996 Incentive Plan and, under certain circumstances, the Brada additional bonus, will vest immediately and he will be entitled to continue to receive the salary through the entire remaining term of the employment agreement. As of December 31, 1998, the amount payable to Mr. Brada in the event of such circumstances would be approximately $968,000.

   Each of the above named executives also is entitled to receive certain other benefits, which may include a car allowance, medical insurance, participation in the benefit plans and any other similar plan or program which we provide for our senior officers generally.

 Former Executive Officers

   Frank G. Mancuso. We entered into an employment agreement with Frank G. Mancuso effective as of October 10, 1996, as amended as of August 4, 1997, which provided that he would serve as Chairman and Chief Executive Officer for an initial term ending on October 9, 2001. The employment agreement entitled Mr. Mancuso to an annual base salary of $2 million, subject to increase at the discretion of the Board of Directors, and an annual stock purchase payment of $3 million (payable annually in advance), out of the after tax proceeds of which he was required to purchase shares of the common stock. Such purchases were at a price of $24.00 per share until November 17, 1998. Thereafter, such purchases were at the fair market value of such shares. In addition, Mr. Mancuso was entitled to receive certain other benefits, including a car allowance, medical insurance, participation in our 1996 Incentive Plan, Senior Management Bonus Plan, Savings Plan, MGM Retirement Plan and any other similar plan or program which we provided for our senior officers generally, and other benefits customarily afforded to executives of similar stature in the motion picture industry. We were also obligated to maintain a five year, reducing-term life insurance policy in the initial face amount of $25 million on Mr. Mancuso's life for his benefit. Pursuant to his employment agreement, Mr. Mancuso holds stock options to purchase shares of the common stock and bonus interests. In part to induce him to enter into his employment agreement, in October 1996 Mr. Mancuso received 63,751 shares of the common stock and $1,020,000 in cash. Mr. Mancuso resigned as Chairman of the Board and Chief Executive Officer on April 26, 1999 but remained as a director. Effective as of August 20, 1999, we entered into a consulting agreement with Mr. Mancuso, which provides that he will serve as a non-exclusive consultant for a term commencing May 1, 1999 and ending October 10, 2001. Pursuant to the consulting agreement, he is entitled to an annual base consulting fee of $2 million and additional payments of $3 million on November 18, 1999 and $2,688,525 on November 18, 2000, all such amounts subject to acceleration and payment of the net present value of the remaining payments in a lump sum in certain circumstances. The consulting agreement also provides for a repricing of Mr. Mancuso's stock options from $24.00 to $14.90 per share, all of which became fully vested and immediately exercisable, and bonus interests, the trigger price of which was reduced from $24.00 per bonus interest to $14.90 and the ceiling price from $48.00 to $29.80 (while maintaining the maximum value of each bonus interest at $24.00) all of which became fully vested. Mr. Mancuso will be entitled to receive certain benefits during the term of the consulting agreement, including medical and disability insurance. We will not be obligated to maintain the reducing-term life insurance policy previously provided for Mr. Mancuso.

   A. Robert Pisano. We entered into an employment agreement with Mr. Pisano effective as of October 10, 1996, which provided that he would serve as Vice Chairman for an initial term ending on October 9, 2001. The agreement entitled Mr. Pisano to an annual salary of $950,000, an annual guaranteed bonus of $750,000 and an annual discretionary bonus. In addition, Mr. Pisano was entitled to receive certain other benefits, including a car allowance, medical insurance, participation in the 1996 Incentive Plan, Senior Management Bonus Plan, Savings Plan, MGM Retirement Plan and any other similar plan or program which we provided for our senior officers generally. We were also obligated to maintain a term life insurance policy in the face amount of $5 million on Mr. Pisano's life for his benefit. Under the 1996 Incentive Plan and the Senior Management Bonus Plan, Mr. Pisano holds stock options to purchase shares of the common stock and bonus interests, respectively. In part to induce him to enter into his employment agreement, Mr. Pisano received 15,000 shares of the common stock and $235,343 in cash.

   Additionally, pursuant to a previous employment agreement and in place of certain benefits under a pension plan maintained for Mr. Pisano's benefit by a prior employer which Mr. Pisano forfeited when he joined MGM in 1993, we entered into the Supplemental Executive Retirement Agreement with Mr. Pisano. The Supplemental Executive Retirement Agreement provides Mr. Pisano with an annual benefit equal to $150,000, less an amount equal to the benefit Mr. Pisano is entitled to receive under the prior plan and subject to certain adjustments, payable in the form of a single life annuity commencing on the date Mr. Pisano attains age 60. The minimum aggregate amount payable to Mr. Pisano or his beneficiaries will be $900,000, less all benefits to which Mr. Pisano is entitled under the prior plan. All benefits under the Supplemental Executive Retirement Agreement are fully vested. After payments have commenced under the Supplemental Executive Retirement Agreement, the benefit amount shall be increased effective each January 1 by the adjustment factor applied to retiree payments for the calendar year under the Prior Plan. If Mr. Pisano is unmarried on the date benefits commence, the benefit shall be payable monthly for Mr. Pisano's life ("life only" basis). If, however, Mr. Pisano is married on the date benefits commence, he may elect to have the benefits to which he is entitled payable on the life only basis or have the actuarial equivalent of the life only form payable in equal monthly payments to him during his lifetime with an amount equal to 50 percent or 100 percent of such payments to continue after his death to his spouse for the remainder of his spouse's life.

   Mr. Pisano resigned on April 26, 1999. Effective as of August 20, 1999, we entered into a consulting agreement with Mr. Pisano, providing for his services as an exclusive full-time consultant from May 1, 1999 until July 31, 1999 (the "Initial Term") and thereafter as a non-exclusive consultant until October 9, 2001. Pursuant to the consulting agreement, Mr. Pisano received a base consulting fee at an annual rate of $950,000 during the Initial Term and on August 20, 1999 a lump sum payment equal to the net present value of the difference between $8.5 million and all amounts theretofore paid to him as salary and guaranteed bonuses pursuant to the employment agreement and as base consulting fees pursuant to the consulting agreement. Pursuant to the consulting agreement, all of Mr. Pisano's stock options became fully vested and immediately exercisable and all of his bonus interests became fully vested. Mr. Pisano will be entitled to receive certain benefits during the term of the consulting agreement, including medical and disability insurance and the $5 million term life insurance policy referred to above, until such benefits are provided by a third-party employer.

   The employment agreements of each of Messrs. Yemenidjian, McGurk, Jones, Taylor, Mancuso and Pisano also contain: (a) certain nondisclosure provisions which are effective for the term of such individual's employment with us and for an indefinite period thereafter; (b) with the exception of Mr. Yemenidjian's employment agreement, certain noninterference and non-competition provisions, which are in effect for the term of that individual's employment with us and one year thereafter; and (c) together with Mr. Brada's employment agreement, a provision prohibiting the solicitation for employment and employment of certain company employees, or making public statements concerning us, for a period of one year following termination of employment.

Limitation of Liability and Indemnification Matters

   As permitted by applicable provisions of the Delaware corporate law, our Amended and Restated Certificate of Incorporation, as amended to date, contains a provision where we will indemnify each of our officers and directors (or their estates, if applicable), and may indemnify any employee or agent of ours (or their estates, if applicable), to the fullest extent permitted by the Delaware corporate law as it exists or may in the future be amended.

   In addition, we have entered into indemnification agreements with its directors, its executive officers and certain other officers providing for indemnification by us, including under circumstances in which indemnification is otherwise discretionary under Delaware law. These agreements constitute binding agreements between us and each of the other parties thereto, thus preventing us from modifying its indemnification policy in a way that is adverse to any person who is a party to such an agreement.

   We currently maintain insurance on behalf of our officers and directors against certain liabilities that may be asserted against the officer or director in his or her capacity as an officer or director, subject to customary exclusions. The amount of insurance is deemed by the Board of Directors to be adequate to cover such liabilities. Pursuant to the consulting agreement with Mr. Mancuso, we are required to maintain this insurance in a mutually acceptable amount, with Mr. Mancuso as a named insured thereunder, to the extent available at reasonable cost.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Sales of Securities to Mr. Mancuso

   Pursuant to Mr. Mancuso's employment agreement, Mr. Mancuso received an annual stock purchase payment of $3 million which was payable annually in advance in November of each year, out of the after tax proceeds of which he was required to purchase shares of the common stock. For the year ended December 31, 1998, Mr. Mancuso purchased 159,082 shares of the common stock for aggregate consideration of approximately $3.0 million.

Shareholders Agreement

   The Tracinda Group, MGM, and certain of our current and former executives and employees are parties to the shareholders agreement, which provides for certain rights relating to the shares of the common stock, including registration rights and transfer restrictions. See "Security Ownership of Certain Beneficial Owners and Management--Shareholders Agreement."

Other Transactions With Tracinda and its Affiliates

   In connection with the rights offering in October 1998, the Tracinda Group entered into a standby agreement with us pursuant to which it exercised all of the subscription rights distributed to it in the rights offering, thus purchasing 75,933,009 shares of common stock, for an aggregate purchase price of approximately $626,447,000. In addition, the Tracinda Group agreed to purchase any shares of the common stock which were not otherwise subscribed for in the rights offering. Because the rights offering was oversubscribed, the Tracinda Group was not obliged to purchase any additional shares of the common stock.

   In February 1980 a predecessor-in-interest to us granted to a predecessor-in-interest to MGM Grand Inc. an exclusive open-ended royalty-free license, which was amended in 1992 and further amended in 1998. Pursuant to the license, MGM Grand has the right to use certain trademarks that include the letters "MGM," as well as logos and names consisting of or related to stylized depictions of a lion, in its resort hotel and/or gaming businesses and other businesses that are not related to filmed entertainment. In 1986 MGM granted MGM Grand Air, Inc. an exclusive open-ended royalty-free license to use one of its logos consisting of a stylized depiction of a lion in MGM Grand Air's airline business. We did not receive any monetary compensation for these licenses. Tracinda owns a majority of the outstanding common stock of MGM Grand, the parent of both MGM Grand Hotel and MGM Grand Air. Additionally, we and affiliates of Tracinda occasionally conduct cross-promotional campaigns, in which the company's motion pictures and the affiliates' hotels are promoted together; however, we believe that the amounts involved are immaterial.

   We and MGM Grand Hotel have an ongoing relationship whereby MGM Grand Hotel can utilize key art, still photographs of artwork and one minute film clips from certain of the company's motion picture releases on an as-needed basis. We did not receive any monetary compensation for these licenses.

   We sell to MGM Grand Hotel and certain of its affiliates, on a wholesale basis, videocassettes and other merchandise such as baseball caps, clothing, keychains and watches bearing our trademarks and logos for resale to consumers in retail shops located within MGM Grand Hotel's hotels. For the year ended December 31, 1998, we recognized revenues of $24,000 for such videocassettes and merchandise.

   From time to time, we use aircraft owned by Tracinda for use in our business. We believe that the terms of these arrangements are no less favorable than those that could be obtained from unrelated parties. For the year ended December 31, 1998 and the six months ended June 30, 1999, the aggregate of the payments made to Tracinda for the use of these aircraft was approximately $29,000 and $46,000, respectively.

Other Transactions

   We had an exclusive producer overhead arrangement with FGM Entertainment for the services of Frank Mancuso, Jr., the son of Mr. Mancuso, which was terminated in August 1999. Under the agreement which had a term ending on July 31, 2002, FGM Entertainment, a company wholly owned by Mr. Mancuso, Jr., was entitled to receive $400,000 each year, subject to five to ten percent annual increases, for overhead expenses, as well as a development fund and a production fund to pay for the costs of developing and producing projects. FGM Entertainment was required to submit all projects that it wished to produce or develop to the company and received a producing fee, as well as certain participations and royalties, for each picture that was produced under the arrangement. For the year ended December 31, 1998 and the six months ended June 30, 1999, these fees, participations and royalties, paid to Mr. Mancuso, Jr. for movies produced by him such as Species, Fled, Hoodlum and Ronin, totaled approximately $2.4 million and $0.6 million. We have the right to acquire the domestic or worldwide rights to each picture produced under the arrangement and control all remake, sequel and television rights. Pursuant to this termination agreement, the obligation to fund overhead has ceased, Mr. Mancuso Jr. has agreed to acquire "Mary Jane's Last Dance" for $3 million, and he has the right to acquire the remainder of the projects he developed pursuant to a turnaround arrangement.

   In connection with the commencement of Mr. Taylor's employment with us and to assist Mr. Taylor with his relocation to the Los Angeles area, we entered into an agreement with Mr. Taylor pursuant to which we agreed to purchase, if Mr. Taylor requested, Mr. Taylor's former residence for the amount of $390,000. The residence was sold to a third party in November 1998. Pursuant to our relocation policies, until the sale of the residence closed, we reimbursed Mr. Taylor for the mortgage payments on the residence in the amount of $2,473 per month and was responsible for the cost of maintaining the residence. For the year ended December 31, 1998, such payments aggregated $33,760. In addition, we had made an unsecured non-recourse interest-free loan in the principal amount of $130,000 in order to assist Mr. Taylor in the purchase of a residence in the Los Angeles area, which amount has been settled in accordance with the terms of such loan.

   In 1998, we acquired all of the interest of Taliafilm, Inc., a company wholly owned by the sister of Mr. Coppola, in the motion picture Never Say Never Again for $2.5 million and approximately 20 percent of the adjusted gross receipts received from the exploitation of the film. In addition, we assumed certain obligations of Taliafilm relating to such film.

   In 1995, we licensed to a subsidiary of Seven Network Limited, a former beneficial owner of more than five percent of our common stock, the right to distribute certain motion picture and television product in the Australian free television market. This agreement was amended on September 9, 1997. The product licensed includes certain library pictures and theatrical motion pictures and television series, miniseries and made-for-television movies produced or distributed by us during the term of the agreement. The license fees for the library product are at a rate which we believe is arm's-length. The term of the output portion of the agreement is 15 years. The license fees for output product television series, television movies and television mini-series are on a "most favored nations" basis with prices paid by the Seven subsidiary for comparable programming. For the year ended December 31, 1998 and the six months ended June 30, 1999, we recognized revenues of $5.7 million and $2.6 million, respectively, under this agreement.

   In 1994, in connection with the formation of Movie Network Channels, a joint venture in which the company and a subsidiary of Seven have non-controlling interests, we licensed to the joint venture certain of its current theatrical and television motion pictures, as well as a number of library pictures, for distribution on Australian pay and basic cable television. The agreement expires on June 30, 2000, with all motion pictures covered by the agreement reverting to us within one year after that date, but both MGM and Movie Network Channels have the right to extend the license for a further five years. We receive a license fee for each picture that is based on the number of Movie Network Channel's subscribers. For the year ended December 31, 1998 and the six months ended June 30, 1999, we recognized revenues of $3.7 million and $1.7 million, respectively, under this license agreement. We believe that the terms of the agreement are no less favorable to the company than those contained in our licenses with unaffiliated licensees.

   Seven has agreed to reimburse us for losses that we may incur in connection with the distribution of Joey, an Australian film with respect to which we have acquired distribution rights from an unrelated third party.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The table below sets forth the beneficial ownership of the common stock as of August 31, 1999 of (a) each of our director, (b) the "named Executive Officers" as defined in Item 402 of Regulation S-K under the Securities Act of 1933, (c) our directors and named executive officers as a group and (d) each person who at such time, to our knowledge, beneficially owned more than five percent of the outstanding shares of the common stock.

                                                         Number of  Percentage
           Name and Address of Beneficial Owner          Shares(1)   of Class
           ------------------------------------         ----------- ----------
   The Tracinda Group(2)............................... 134,997,723    89.1%
    150 S. Rodeo Drive
    Beverly Hills, CA 90212
   Alex Yemenidjian(3).................................       5,000       *
   Christopher J. McGurk(4)............................     322,500       *
   James D. Aljian(3)..................................      13,731       *
   Francis Ford Coppola(3).............................         977      --
   Willie D. Davis(3)..................................         929       *
   Alexander M. Haig, Jr.(3)...........................          --      --
   Kirk Kerkorian(3)(5)................................ 134,997,723    89.1
   Frank G. Mancuso(3)(6)..............................   2,402,694     1.6
   Jerome B. York(3)...................................      13,469       *
   William A. Jones(7).................................     135,582       *
   Daniel J. Taylor (8)................................      67,032       *
   Robert Brada(9).....................................       9,607       *
   A. Robert Pisano(10)................................     565,540       *
   Michael G. Corrigan(11).............................     181,457       *
   David G. Johnson(12)................................     210,416       *
   All directors and named executive officers as a
    group (15 persons)................................. 138,926,737    90.2

--------
 *   Less than 1 percent.

 (1) The number of shares shown includes shares over which the person named has either sole or shared voting or investment power and shares as to which certain directors and executive officers disclaim beneficial ownership. The shares of the common stock which a person has the right to acquire within 60 days of August 31, 1999 and the shares of common stock underlying options that are vested as of August 31, 1999 or that will become vested within 60 days are deemed to be outstanding for the purpose of calculating the beneficial ownership of the holder of such options or other rights, but are not deemed to be outstanding for the purpose of computing the beneficial ownership of any other person. As a result, the aggregate percentage ownership of the common stock shown above may exceed 100 percent.

 (2) Includes: 156,251 shares of the common stock issuable at a price of $6.41 per share pursuant to a presently exercisable stock option which expires on October 10, 2002 and 16,208,463 shares of the common stock acquired from Seven Network Limited on September 1, 1998 for aggregate consideration of $389 million. All of the shares of the common stock held by the Tracinda Group are pledged to a group of banks to secure a syndicated credit facility to the Tracinda Group. The Tracinda Group has indicated that it may purchase shares directly from us in the offering. The price paid for any such shares will be at a price per share equal to the per share price to the public, less the underwriting discount. At the conclusion of the offering, assuming the underwriters do not exercise the over-allotment option and 36,036,036 shares of common stock are issued, Tracinda will beneficially own approximately 72.0 percent of the shares outstanding after the offering if it does not purchase any shares, approximately 73.9 percent if it purchases 10 percent of the offered shares, and approximately 81.6 percent if it purchases 50 percent of the offered shares.

 (3) Each of Messrs. Aljian, Kerkorian and York is an employee of, and, together with Mr. Yemenidjian, was nominated to the board of directors of the company by, Tracinda. Each of Messrs. Aljian, Davis, Haig, Kerkorian, Yemenidjian and York is a director of, and Mr. Yemenidjian is also an executive officer of, MGM Grand, Inc., an affiliate of Tracinda.
      Includes: with respect to Messrs. Coppola, Davis, Mancuso and York 500, 156, 313 and 250 shares of the common stock, representing in each case the estimated number of shares of the common stock, based on a per share price of $20.00 as of August 31, 1999, to be issued under our director plan within 60 days of August 31, 1999.

 (4) Shares of the common stock granted to Mr. McGurk pursuant to his employment agreement.

 (5) Mr. Kerkorian is the chief executive officer, president, and sole shareholder and director of and was nominated to our board of directors by Tracinda. Represents 134,997,723 shares of the common stock beneficially owned by the Tracinda Group.

 (6) Includes: 1,745,680 shares of the common stock underlying options vested as of August 31, 1999 or that will become vested within 60 days of such date. Also includes 7,578 shares of the common stock which are owned by Mr. Mancuso's children and grandchildren and as to which Mr. Mancuso disclaims beneficial ownership.

 (7) Includes: 95,750 shares of the common stock underlying options vested as of August 31, 1999 or that will become vested within 60 days of such date, and 832 shares of the common stock allocated to Mr. Jones' account in our savings plan as of August 31, 1999.

 (8) Includes: 65,056 shares of the common stock underlying options vested as of August 31, 1999 or that will become vested within 60 days of such date and 824 shares of the common stock allocated to Mr. Taylor's account in our savings plan as of August 31, 1999.

 (9) Includes: 8,580 shares of the common stock underlying options vested as of August 31, 1999 or that will become vested within 60 days of such date and 796 shares of the common stock allocated to Mr. Brada's account in our savings plan as of August 31, 1999.

(10) Includes: 523,754 shares of the common stock underlying options vested as of August 31, 1999 or that will become vested within 60 days of such date and 867 shares of the common stock allocated to Mr. Pisano's account in our savings plan as of August 31, 1999. Also includes 7,052 shares of the common stock which are held by the Pisano's Children's Trust and as to which Mr. Pisano disclaims beneficial ownership.

(11) Includes: 179,168 shares of the common stock underlying options vested and exercisable as of August 31, 1999. Mr. Corrigan ceased to be employed by MGM on June 15, 1998.

(12) Includes: 179,168 shares of the common stock underlying options vested and exercisable as of August 31, 1999 and 330 shares of the common stock allocated to Mr. Johnson's account in our savings plan as of August 31, 1999. Mr. Johnson resigned from MGM effective August 20, 1998.

Shareholders Agreement

   The following is a summary description of the material terms of the amended and restated shareholders agreement dated as of August 4, 1997 by and among the company, the Tracinda Group and the current and former executives specified on the signature pages thereto. This summary description does not purport to be complete and is subject to and qualified in its entirety by reference to the definitive shareholders agreement, a copy of which is filed as an exhibit to the 10-K for fiscal year ended December 31, 1998. For purposes of the shareholders agreement, any shares of the common stock beneficially owned, directly or indirectly, by any member of the Tracinda Group will be deemed to be owned by Tracinda.

   Tag-Along Rights. The Tracinda Group has agreed to be bound by certain "tag-along" restrictions with respect to certain transfers of its shares of the common stock. Subject to certain exceptions, if any member of the Tracinda Group desires to transfer shares of the common stock beneficially owned by it, directly or indirectly, in whole or in part, then each executive who is a party to the shareholders agreement shall have the right but not the obligation, (i) to exercise certain options held by such executive pursuant to the company's 1996 incentive plan to the extent required to realize the "tag-along" rights of such executive and (ii) to elect that such member of the Tracinda Group be obligated to require, as a condition to such tag-along sale, that the proposed purchaser purchase from each such electing executive a proportional number of shares.

   Registration Rights. Subject to certain exceptions and conditions, the Tracinda Group and the executives have the right to make up to three requests, in the case of the Tracinda Group, and up to two requests with respect to all of the executives, for registration under the Securities Act of 1933 of all or part of the common stock or certain other securities held by them. Any request for a demand registration must include such registrable securities with an estimated value of no less than $50 million. Demand registration requests may be for shelf registrations, covering sales on a delayed or continuous basis.

   In addition, if we propose to register any of its equity securities under the Securities Act (other than (a) a registration on Form S-4 or Form S-8 or
(b) a registration in connection with a pro rata distribution of rights to subscribe for shares of the common stock), whether or not for sale for its own account, then, subject to certain exceptions and conditions, each member of the Tracinda Group and each of the executives shall be entitled to request that the registrable securities of the same class beneficially owned by such party be included in such registration.

   We will pay all of the expenses of any demand or piggyback registration, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from us against certain liabilities, including liabilities under the Securities Act.

   Certain Holdback Agreements. The Tracinda Group and each of the executives has agreed, under certain circumstances, if requested by us or any managing underwriters of a registration of securities of MGM, not to effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities
Act) of equity securities of the company, or any securities convertible into or exchangeable or exercisable for equity securities, for a period not to exceed the period commencing with the date seven days prior to and ending with the date 180 days after the effective date of any underwritten registration by us of our securities (except as part of such underwritten registration). We have agreed to a similar restriction (except as part of such underwritten registration or pursuant to registrations on Form S-4 or Form S-8 or any successor forms) and to use our best efforts to cause certain holders of its capital stock (other than in a registered public offering) to so agree.

                                  UNDERWRITING

   Subject to the terms and conditions of an underwriting agreement, dated
  , 1999, the underwriters named below, who are represented by Banc of America Securities LLC, Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp., ING Barings LLC and The Seidler Companies Incorporated have severally agreed to purchase from us the respective number of shares of common stock set forth opposite their names below.

                                                                      Number of
   Underwriters                                                         Shares
   ------------                                                       ----------
   Banc of America Securities LLC....................................
   Donaldson, Lufkin & Jenrette Securities Corporation...............
   Credit Suisse First Boston Corporation............................
   Deutsche Bank Securities Inc. ....................................
   Merrill Lynch, Pierce, Fenner & Smith Incorporated................
   CIBC World Markets Corp...........................................
   ING Barings LLC...................................................
   The Seidler Companies Incorporated................................
   DLJdirect Inc. ...................................................
                                                                      ----------
     Total........................................................... 36,036,036
                                                                      ==========

   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock included in this offering are subject to approval of legal matters by their counsel and to customary conditions. Except for those shares covered by the over-allotment option, the underwriters are obligated to purchase and accept delivery of all the shares of common stock if they purchase any of the shares.

   The underwriters initially propose to offer some of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares of common stock
to dealers at that price less a concession not in excess of $   per share. The
Underwriters may allow, and these dealers may re-allow, a concession not in
excess of $   per share on sales to some other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and these concessions.

   If the Tracinda Group purchases any shares in this offering, it will purchase them directly from us at a purchase price equal to the per share price to the public, less the underwriting discount. The underwriters would not participate in the sale of any shares to the Tracinda Group.

   We have granted the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 5,405,405 additional shares of common stock at the public offering price less underwriting fees. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, subject to specific conditions, to purchase a number of additional shares about proportionate to that underwriter's initial purchase commitment.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

   MGM and the executive officers and directors and some stockholders of MGM have agreed, that for a period of 180 days from the date of this prospectus supplement, they will not, subject to some exceptions, without the prior written joint consent of Donaldson, Lufkin & Jenrette Securities Corporation and Banc of

America Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock. Either of the foregoing transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock, or other securities, in cash or otherwise. In addition, for the 180 day period, we have also agreed not to file any registration statement with respect to, and each of our executive officers, directors and some stockholders has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written joint consent of Donaldson, Lufkin & Jenrette Securities Corporation and Banc of America Securities LLC.

   Affiliates of Banc of America Securities LLC acted as syndication agent for our credit facility and as lender under the bridge loan. Because more than 10% of the net proceeds of this offering may be paid to a member of the National Association of Securities Dealers, Inc. (the "NASD") or a person affiliated or associated with a member, the offering is being conducted in compliance with Rule 2710(c)(8) of the NASD conduct rules. We will use substantially all of the proceeds of this offering to repay any outstanding amounts under our bridge loan and credit facility. The Representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Banc of America Securites LLC, CIBC World Markets Corp., ING Barings LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, or their affiliates, have performed investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses.

   Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisement in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus supplement are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus supplement. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

   In connection with the offering, any of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. The underwriters may bid for and purchase shares of common stock in the open market to cover the syndicate short positions or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

   The validity of the issuance of the shares of the common stock issued hereby will be passed upon for us by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, Los Angeles, California. Certain matters in connection with this offering will be passed upon for the Underwriters by O'Melveny & Myers LLP, Los Angeles, California, which represents us with respect to unrelated matters, and may continue to do so in the future.

                                    EXPERTS

   Our financial statements for the years ended December 31, 1998 and December 31, 1997 and for the period from October 11, 1996 to December 31, 1996 and for MGM Studios for the period from January 1, 1996 to October 10, 1996 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov.

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring to our filed SEC documents. The information incorporated by reference is considered to be part of this prospectus. Information we file with the SEC after the date of this document will update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  (1) Our Annual Report on Form 10-K for the year ended December 31, 1998;

  (2) Our Quarterly Reports on Form 10-Q for the periods ended March 31, 1999 and June 30, 1999;

  (3) Our current report on Form 8-K, dated March 16, 1999;

  (4) The description of capital stock contained in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on October 14, 1997, as amended; and

  (5) Our Proxy Statement dated June 15, 1999.

   We have also filed a registration statement on Form S-3 with the SEC under the Securities Act for the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our common stock and us. The registration statement can be found in the SEC's public reference rooms or on the SEC's website referred to above, and you may request a copy of any of these filings, at no cost, by writing or calling William A. Jones, Senior Executive Vice President and Secretary of the company, at:

                            Metro-Goldwyn-Mayer Inc.
                              2500 Broadway Street
                         Santa Monica, California 90404
                                 (310) 449-3000

   You can find additional information by visiting our website at: http://www.mgm.com.

   You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Metro-Goldwyn-Mayer Inc.

Successor Consolidated Financial Statements:
  Report of Independent Public Accountants................................  F-2
  Consolidated Balance Sheets as of December 31, 1998 and 1997............  F-3
  Consolidated Statements of Operations and Comprehensive Income (Loss)
   for the Years Ended December 31, 1998, 1997 and the Period from October
   11, 1996 to December 31, 1996..........................................  F-4
  Consolidated Statements of Stockholders' Equity for the Years Ended
   December 31, 1998, 1997 and the Period from October 11, 1996 to
   December 31, 1996......................................................  F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1998, 1997 and the Period from October 11, 1996 to December 31, 1996...  F-6
  Notes to Consolidated Financial Statements..............................  F-7
  Condensed Consolidated Balance Sheets as of June 30, 1999 (Unaudited)
   and December 31, 1998.................................................. F-27
  Condensed Consolidated Statements of Operations and Comprehensive Income
   (Loss) for the Six Months ended June 30, 1999 (Unaudited) and 1998..... F-28
  Condensed Consolidated Statements of Stockholders' Equity (Unaudited)
   for the Six Months ended June 30, 1999................................. F-29
  Condensed Consolidated Statements of Cash Flows (Unaudited) for the Six
   Months ended June 30, 1999 and 1998.................................... F-30
  Notes to Unaudited Condensed Financial Statements....................... F-31

Metro-Goldwyn-Mayer Studios Inc.

Predecessor Consolidated Financial Statements:
  Report of Independent Public Accountants................................ F-37
  Consolidated Statement of Operations and Comprehensive Income (Loss) for
   the Period from January 1, 1996 to October 10, 1996.................... F-38
  Consolidated Statement of Stockholder's Equity for the Period from
   January 1, 1996 to October 10, 1996.................................... F-39
  Consolidated Statement of Cash Flows for the Period from January 1, 1996 to October 10, 1996.................................................... F-40
  Notes to Consolidated Financial Statements.............................. F-41

Financial Statement Schedules

  Report of Independent Public Accountants (Successor).................... F-47
  Report of Independent Public Accountants (Predecessor).................. F-48
  Schedule I: Condensed Financial Information of Registrant............... F-49
  Schedule II: Valuation and Qualifying Accounts.......................... F-54

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Metro-Goldwyn-Mayer Inc.:

   We have audited the accompanying consolidated balance sheets of Metro-Goldwyn-Mayer Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for the years then ended and the period from October 11, 1996 (date of commencement of principal operations) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metro-Goldwyn-Mayer Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended and the period from October 11, 1996 (date of commencement of principal operations) to December 31, 1996 in conformity with generally accepted accounting principles.

                                                            Arthur Andersen LLP

Los Angeles, California
February 23, 1999 (except with respect to the matter discussed in Note 15, as to which date is March 12, 1999)

                            METRO-GOLDWYN-MAYER INC.

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                      December 31, December 31,
                                                          1998         1997
                                                      ------------ ------------
                       ASSETS
                       ------

Cash and cash equivalents............................  $   54,839   $    3,978
Accounts and contracts receivable (net of allowance
 for doubtful accounts of $23,220 and $27,603,
 respectively).......................................     365,067      285,283
Film and television costs, net.......................   2,076,663    1,867,126
Investments and advances to affiliates...............      17,674        9,917
Property and equipment, net..........................      38,636       32,785
Excess of cost over net assets of acquired
 businesses, net.....................................     561,026      574,795
Other assets.........................................      45,073       48,770
                                                       ----------   ----------
                                                       $3,158,978   $2,822,654
                                                       ==========   ==========

        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------

Liabilities:
  Bank and other debt................................  $  715,574   $  890,508
  Accounts payable and accrued liabilities...........     100,377      147,476
  Accrued participants' share........................     232,515      216,530
  Income taxes payable...............................      34,869       31,579
  Advances and deferred revenues.....................     130,664      130,329
  Other liabilities..................................      25,322       27,677
                                                       ----------   ----------
    Total liabilities................................   1,239,321    1,444,099
                                                       ----------   ----------

Commitments and contingencies

Stockholders' equity:
  Common stock, $.01 par value, 250,000,000 shares
   authorized, 150,856,424 and 65,765,655 shares
   issued and outstanding............................       1,509          658
  Additional paid-in capital.........................   2,203,490    1,504,850
  Deficit............................................    (285,596)    (127,948)
  Accumulated other comprehensive income.............         254          995
                                                       ----------   ----------
    Stockholders' equity.............................   1,919,657    1,378,555
                                                       ----------   ----------
                                                       $3,158,978   $2,822,654
                                                       ==========   ==========


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
                       (in thousands, except share data)

                                                                 October 11 to
                                       Year Ended December 31,   December 31,
                                          1998         1997          1996
                                       -----------  -----------  -------------
Revenues.............................. $ 1,240,723  $   831,302   $  228,686
Expenses:
  Film and television production and
   distribution.......................   1,191,848      799,539      195,076
  General and administrative
   expenses...........................      92,244       87,644       18,319
  Severance and related costs.........      13,182          --           --
  Goodwill amortization...............      14,289       11,230        1,717
                                       -----------  -----------   ----------
    Total expenses....................   1,311,563      898,413      215,112
                                       -----------  -----------   ----------
Operating income (loss)...............     (70,840)     (67,111)      13,574
Other income (expense):
  Interest expense, net of amounts
   capitalized........................     (80,611)     (53,105)      (9,875)
  Interest and other income, net......       3,984        2,447          813
                                       -----------  -----------   ----------
    Total other expense...............     (76,627)     (50,658)      (9,062)
                                       -----------  -----------   ----------
Income (loss) from operations before
 provision for income taxes...........    (147,467)    (117,769)       4,512
Income tax provision..................     (10,181)     (10,345)      (4,346)
                                       -----------  -----------   ----------
Net income (loss).....................    (157,648)    (128,114)         166
Foreign currency translation
 adjustment...........................        (741)        (150)       1,145
                                       -----------  -----------   ----------
Comprehensive income (loss)........... $  (158,389) $  (128,264)  $    1,311
                                       ===========  ===========   ==========
Earnings (loss) per share:
  Basic............................... $     (2.08) $     (4.47)  $     0.01
                                       ===========  ===========   ==========
  Diluted............................. $     (2.08) $     (4.47)  $     0.00
                                       ===========  ===========   ==========
Weighted average number of common
 shares outstanding:
  Basic...............................  75,816,326   28,634,362   16,692,217
                                       ===========  ===========   ==========
  Diluted.............................  75,816,326   28,634,362   37,796,672
                                       ===========  ===========   ==========


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (in thousands, except share data)

                          Preferred Stock       Common Stock
                          ------------------ ------------------   Add'l     Retained   Accum. Other      Total
                           No. of     Par      No. of     Par    Paid-in     Earnings  Comprehensive Stockholders'
                           Shares    Value     Shares    Value   Capital    (Deficit)     Income        Equity
                          ---------  ------- ----------- ------ ----------  ---------  ------------- -------------
Beginning Balance.......        --   $  --           --  $  --  $      --   $     --      $  --       $      --
Issuance of preferred
 and common stock.......    501,006       5   16,700,342    167    901,639        --         --          901,811
Foreign currency
 translation
 adjustment.............        --      --           --     --         --         --       1,145           1,145
Net income..............        --      --           --     --         --         166        --              166
                          ---------  ------  ----------- ------ ----------  ---------     ------      ----------
Balance December 31,
 1996...................    501,006       5   16,700,342    167    901,639        166      1,145         903,122
Issuance of preferred
 and common stock.......      1,914     --    28,110,145    281    603,416        --         --          603,697
Conversion of preferred
 stock into common
 stock..................   (502,920)     (5)  20,955,168    210       (205)       --         --              --
Foreign currency
 translation
 adjustment.............        --      --           --     --         --         --        (150)           (150)
Net loss................        --      --           --     --         --    (128,114)       --         (128,114)
                          ---------  ------  ----------- ------ ----------  ---------     ------      ----------
Balance December 31,
 1997...................        --      --    65,765,655    658  1,504,850   (127,948)       995       1,378,555
Issuance of common
 stock..................        --      --    85,090,769    851    697,084        --         --          697,935
Amortization of deferred
 stock compensation.....        --      --           --     --       1,556        --         --            1,556
Foreign currency
 translation
 adjustment.............        --      --           --     --         --         --        (741)           (741)
Net loss................        --      --           --     --         --    (157,648)       --         (157,648)
                          ---------  ------  ----------- ------ ----------  ---------     ------      ----------
Balance December 31,
 1998...................        --   $  --   150,856,424 $1,509 $2,203,490  $(285,596)    $  254      $1,919,657
                          =========  ======  =========== ====== ==========  =========     ======      ==========


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                   October 11 to
                                         Year Ended December 31,   December 31,
                                            1998         1997          1996
                                         ----------- ------------  -------------
Operating activities:
  Net income (loss)....................  $ (157,648) $   (128,114)  $       166
  Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities:
   Amortization of film and television
    costs and participants' share......     751,807       429,003        83,508
   Depreciation and amortization of
    property and equipment.............       8,564         6,783         1,418
   Amortization of goodwill and
    deferred financing costs...........      19,985        16,323         2,761
   Reduction in goodwill due to
    realization of tax benefits........         --            --          1,206
   Amortization of deferred executive
    compensation.......................       1,556           --            --
   Stock contributions to employee
    savings plan.......................       1,435           --            --
   Increase in bad debt and other
    reserves...........................         467         6,382           --
   Losses (gains) on equity
    investments, net...................      10,887        17,620        (2,592)
   (Increase) decrease in accounts and
    contracts receivable and other
    assets.............................     (81,436)       35,054        12,895
   Decrease in accounts payable,
    accrued and other liabilities,
    accrued participants' share and
    domestic and foreign taxes.........    (121,264)      (99,455)      (31,542)
   Increase (decrease) in advances and
    deferred revenues..................         335       (40,468)       (6,258)
   Foreign currency exchange (gain)
    loss...............................      (1,145)        2,190          (234)
                                         ----------  ------------   -----------
   Net cash provided by operating
    activities.........................     433,543       245,318        61,328
                                         ----------  ------------   -----------
Investing activities:
  Acquisition of Metro-Goldwyn-Mayer
   Studios Inc.........................         --            --     (1,331,430)
  Acquisition of Orion Pictures
   Corporation.........................         --       (561,617)          --
  Additions to film costs, net.........    (871,271)     (703,222)      (55,814)
  Additions to property and equipment..     (14,005)       (9,555)       (2,079)
  Other investing activities...........     (18,646)      (11,280)       (1,538)
                                         ----------  ------------   -----------
  Net cash used in investing
   activities..........................    (903,922)   (1,285,674)   (1,390,861)
                                         ----------  ------------   -----------
Financing activities:
  Proceeds from issuance of equity
   securities to outside parties.......      73,185       165,000           --
  Proceeds from issuance of equity
   securities to related parties.......     623,315       438,697       901,811
  Proceeds from debt issuance..........         --        200,000       475,000
  Additions to borrowed funds..........     472,478       452,600         4,036
  Repayments of borrowed funds.........    (647,412)     (217,473)      (35,453)
  Financing costs and other............         --        (10,040)          --
                                         ----------  ------------   -----------
  Net cash provided by financing
   activities..........................     521,566     1,028,784     1,345,394
                                         ----------  ------------   -----------
Net change in cash and cash equivalents
 from operating, investing and
 financing activities..................      51,187       (11,572)       15,861
Net increase (decrease) in cash due to
 foreign currency fluctuations.........        (326)         (831)          520
                                         ----------  ------------   -----------
Net change in cash and cash
 equivalents...........................      50,861       (12,403)       16,381
Cash and cash equivalents at beginning
 of period.............................       3,978        16,381           --
                                         ----------  ------------   -----------
Cash and cash equivalents at end of the
 period................................  $   54,839  $      3,978   $    16,381
                                         ==========  ============   ===========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1998

Note 1--Basis of Presentation and Summary of Significant Accounting Policies

   Basis of Presentation. The accompanying consolidated financial statements include the accounts of Metro-Goldwyn-Mayer Inc. (formerly known as P&F Acquisition Corp.) ("MGM"), Metro-Goldwyn-Mayer Studios Inc. and its majority owned subsidiaries ("MGM Studios") and Orion Pictures Corporation and its majority owned subsidiaries ("Orion") (collectively, the "Company"). MGM is a Delaware corporation formed on July 10, 1996 specifically to acquire MGM Studios, and is majority owned by an investor group comprised of Tracinda Corporation and a corporation that is principally owned by Tracinda (collectively, "Tracinda") and certain executive officers of the Company. Until September 1, 1998 the investor group included Seven Network Limited ("Seven"), whose interest was wholly acquired by Tracinda pursuant to the Seven Sale (as defined in Note 7). The acquisition of MGM Studios by MGM was completed on October 10, 1996, at which time MGM commenced principal operations (see Note
2). The acquisition of Orion was completed on July 10, 1997 (see Notes 2 and
7). Prior to its acquisition by MGM, MGM Studios was wholly owned by MGM Group Holdings Corporation, an indirect wholly owned subsidiary of Consortium de Realisation ("CDR"). CDR is a wholly owned subsidiary of Credit Lyonnais S.A. and is controlled by the French State.

   As permitted by Statement of Financial Accounting Standards ("SFAS") No. 53, "Financial Reporting by Producers and Distributors of Motion Pictures", the Company has presented an unclassified consolidated balance sheet. Certain reclassifications have been made to amounts reported in prior periods to conform with the current presentation.

   Business. The Company is engaged primarily in the development, production and worldwide distribution of theatrical motion pictures and television programs. The Company also distributes films produced or financed, in whole or in part, by third parties. The Company's business units have been aggregated into three reportable operating segments: feature films, television programming and other operating activities (see Note 11). Operating units included in the other operating segment include licensing and merchandising, interactive media and music, as well as the Company's equity investments (see Note 4).

   Motion picture and television production and distribution is highly speculative and inherently risky. There can be no assurance of the economic success of such motion pictures and television programming since the revenues derived from the production and distribution (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon their acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The theatrical success of a motion picture is a very important factor in generating revenues from such motion picture in other media.

   The success of the Company's television programming also may be impacted by prevailing advertising rates, which are subject to fluctuation. Therefore, there is a substantial risk that some or all of the Company's motion picture and television projects will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized.

   Principles of Consolidation. The consolidated financial statements include the accounts of MGM, MGM Studios, Orion and all of their majority-owned and controlled subsidiaries. The Company's investments in related companies which represent a 20% to 50% ownership interest over which the Company has significant influence but not control are accounted for using the equity method (see Note 4). All significant intercompany balances have been eliminated.

                            METRO-GOLDWYN-MAYER INC.

   Cash and Cash Equivalents. The Company considers all highly liquid debt instruments, purchased with an initial maturity of three months or less, to be cash equivalents. Included in other assets at December 31, 1998 and 1997 is approximately $4,333,000 and $4,905,000, respectively, of cash restricted by various escrow agreements. The carrying value of the Company's cash equivalents approximated cost at each balance sheet date.

   Revenue Recognition. Revenues from theatrical distribution of feature films are recognized on the dates of exhibition. Revenues from direct home video distribution are recognized, net of an allowance for estimated returns, together with related costs, in the period in which the product is available for sale by the Company's customers. Revenues from television licensing, together with related costs, are recognized when the feature film or television program is available to the licensee for telecast. Long-term non-interest-bearing receivables arising from licensing agreements are discounted to present value.

   Accounting for Film and Television Costs. Except for purchase accounting adjustments, film costs include the costs of production, prints, pre-release and other advertising expected to benefit future periods and capitalized overhead and interest. These costs, as well as participations and talent residuals, are charged against earnings on an individual film basis in the ratio that the current year's gross film revenues bear to management's estimate of total remaining ultimate gross film revenues from all sources. The cost allocated to films revalued in purchase accounting is being amortized over their estimated economic lives not to exceed 20 years.

   Film costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Revenue and cost forecasts are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a feature film or television program will result in an ultimate loss, additional amortization is recognized to the extent required to produce a zero gross margin over the remaining life of the film or television program.

   Property and Equipment. Except for purchase accounting adjustments, property and equipment are stated at cost. Property and equipment acquired as part of the acquisitions of MGM Studios and Orion are stated at estimated fair market value. Depreciation of property and equipment is computed under the straight-line method over the expected useful lives of applicable assets, ranging from three to five years. Leasehold improvements are amortized under the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases. When property is sold or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts, and any resulting gain or loss is included in income. The costs of normal maintenance, repairs and minor replacements are charged to expense when incurred.

   Goodwill. The excess cost of acquisition over the fair market values of identifiable net assets acquired (goodwill) is amortized over an estimated useful life of 40 years using the straight-line method. The Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The carrying value of existing assets are reviewed when events or changes in circumstances indicate that an impairment test is necessary in order to determine if an impairment has occurred. When factors indicate that such assets should be evaluated for possible impairment, the Company will estimate the future cash flows expected to result from the use of the assets and their eventual disposition, and compare the amounts to the carrying value of the assets to determine if an impairment loss has occurred. For the period from October 11, 1996 to December 31, 1996, goodwill was reduced by $1,206,000 due to the utilization of certain tax assets not benefitted at the acquisition date. During the year ended December 31, 1997, the Company reduced goodwill and accrued tax reserves by $11,075,000 due to the favorable resolution of certain pre-acquisition contingencies. Accumulated amortization of goodwill was $26,716,000 and $12,947,000 as of December 31, 1998 and 1997, respectively.

                            METRO-GOLDWYN-MAYER INC.

   Income Taxes. In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recognized with respect to the tax consequences attributable to differences between the financial statement carrying values and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Further, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

   Foreign Currency Translation. Generally, foreign subsidiary assets and liabilities are translated into United States dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses of foreign subsidiaries are translated into United States dollars at the average exchange rates that prevailed during the period. The gains or losses that result from this process are included as a component of the accumulated other comprehensive income balance in stockholders' equity. Foreign currency denominated transactions are recorded at the exchange rate in effect at the time of occurrence, and the gains or losses resulting from subsequent translation at current exchange rates are included in the statement of operations.

   Financial Instruments. The carrying values of short-term trade receivables and payables approximate their estimated fair values because of the short maturity of these instruments. The carrying values of receivables with maturities greater than one year have been discounted at LIBOR plus 2.50 percent (approximately 7.57 percent and 8.31 percent at December 31, 1998 and 1997, respectively), which approximates the Company's current effective borrowing rates.

   The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate risks. The Company enters into interest rate swaps to lower funding costs, to diversify sources of funding, or to alter interest rate exposures arising from mismatches between assets and liabilities. Interest rate swaps allow the Company to raise long-term borrowings at floating rates and effectively swap them into fixed rates that are lower than those available to the Company if fixed-rate borrowings were made directly. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount.

   Accounts and Contracts Receivable. At December 31, 1998, accounts and contracts receivable aggregated $388,287,000 (before allowance for doubtful accounts), of which approximately $338,000,000 is due within one year. Concentration of credit and geographic risk with respect to accounts receivable is limited due to the large number and general dispersion of accounts which constitute the Company's customer base. The Company performs credit evaluations of its customers and in some instances requires collateral. At December 31, 1998 and 1997, there were no significant customers accounting for greater than 10 percent of the Company's accounts and contracts receivable.

   Earnings Per Share. The Company has adopted SFAS No. 128, "Earnings Per Share" ("EPS"), effective for the year ending December 31, 1997, and has restated its earnings per share disclosures for the period ended December 31, 1996 to comply with SFAS No. 128. Under SFAS No. 128, primary EPS is replaced by "Basic" EPS, which excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. "Diluted" EPS, which is computed similarly to fully diluted EPS, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. When dilutive, stock options are included as share equivalents in computing diluted earnings per share using the treasury stock method. The weighted average number of shares used in computing basic earnings
(loss) per share was 75,816,326 and 28,634,362 in the years ended December 31, 1998 and 1997, and 16,692,217 in the period from October 11, 1996 to December 31, 1996, respectively. The per share computations for all periods presented

                            METRO-GOLDWYN-MAYER INC.

reflect the 41.667 for 1 stock split (see Note 7). Basic EPS for the period from October 11, 1996 to December 31, 1996 increased by $.01 per share due to the adoption of SFAS No. 128. Included in the computation of weighted average shares for diluted EPS for the period from October 11, 1996 to December 31, 1996 are 21,104,455 shares of dilutive securities. Dilutive securities of 1,642,556 and 18,291,004 shares are not included in the calculation of diluted EPS in the years ending December 31, 1998 and 1997 because they are antidilutive.

   Comprehensive Income. The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", effective for the year ending December 31, 1998. This statement establishes standards for the reporting and display of comprehensive income and its components in financial statements and thereby reports a measure of all changes in equity of an enterprise that result from transactions and other economic events other than transactions with owners.

   Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Management estimates ultimate revenues and costs for feature films and television programs for each market based on anticipated release patterns, public acceptance and historical results for similar products. Actual results could differ from those estimates.

   New Accounting Pronouncements. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective for all quarters of fiscal years beginning after June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

   In October 1998, the FASB issued an Exposure Draft on a proposed Statement of Position (the "Proposed SOP") for "Accounting By Producers and Distributors of Films". If adopted, the Proposed SOP would establish new accounting and reporting standards for all producers and distributors that own or hold the rights to distribute or exploit films. The Proposed SOP provides that the cumulative effect of changes in accounting principles caused by adoption of the provisions of the SOP should be included in the determination of net income in conformity with Accounting Principles Board Opinion No. 20, "Accounting Changes". If adopted, the Proposed SOP, as currently drafted, would be effective for financial statements for fiscal years beginning after December 15, 1999, with earlier adoption encouraged.

   The Company will adopt these statements on their respective effective dates. The effect of these new accounting pronouncements has not yet been determined by Management.

Note 2--Acquisitions and Restructuring Charges

   On October 10, 1996, MGM completed the acquisition of all the common stock of MGM Studios (the "Acquisition") for a purchase price of $1,300,000,000 in cash, plus payment of acquisition related costs of approximately $31,430,000. In connection with an investment agreement (the "Investment Agreement") among Mr. Frank Mancuso, an investor group comprised of Tracinda and Seven (collectively, the "Investors") and MGM, Tracinda acquired $200,000,000 of the common stock of MGM (the "Common Stock") and $450,000,000 of the Series A Cumulative Convertible Preferred Stock of MGM (the "Preferred Stock"), and Seven acquired $200,000,000 of the Common Stock and $50,000,000 of the Preferred Stock, concurrent with the closing of the Acquisition. Also, in connection with the Acquisition, Tracinda and Celsus Financial Corp., an entity wholly-owned by Michael R. Gleason (a former director of the Company), were each granted an option by the Company to purchase 156,251 shares of the Common Stock at an exercise price of $6.41 per share (the options expire on October 10, 2002) and reimbursed an agreed-upon amount of $4,750,000 each for costs related to the Acquisition.

                            METRO-GOLDWYN-MAYER INC.

   On July 10, 1997, the Company acquired all the outstanding common stock of Orion, together with certain of its subsidiaries, for an aggregate purchase price of $573,000,000 (the "Orion Acquisition"). The Company financed the Orion Acquisition through (i) the issuance of 13,375,107 and 1,625,013 shares of the Common Stock to Tracinda and Seven, respectively, for aggregate net proceeds of $360,000,000, (ii) borrowings by Orion under a new $250,000,000 Orion credit facility ("Original Orion Credit Facility"), which was subsequently amended (see Note 6), and (iii) assumption of certain liabilities.

   The Orion Acquisition has been accounted for as a purchase. Orion's assets and liabilities have been recorded in the Company's financial statements at their estimated fair values at the acquisition date allocated as follows (in thousands):

   Accounts and contracts receivable.............................. $  51,015
   Film and television costs......................................   396,437
   Other assets...................................................    14,953
   Excess of cost over net assets of acquired businesses..........   294,355
   Liabilities assumed, including reserve for severance of
    $36,000.......................................................  (190,795)
   Cash on hand...................................................    (4,348)
                                                                   ---------
   Cash purchase price............................................ $ 561,617
                                                                   =========

   The results of operations of MGM Studios have been included in the consolidated financial statements from October 11, 1996, date of commencement of principal operations. The results of operations of Orion have been included in the consolidated financial statements from July 10, 1997, date of acquisition. The Company has made severance and other payments associated with the Orion Acquisition aggregating $36,000,000 from the date of acquisition to December 31, 1998. The pro forma results of operations for the years ended December 31, 1997 and 1996 as if the Acquisition, the Orion Acquisition, the
41.667 stock split and the conversion of the Preferred Stock had occurred at the beginning of each period are as follows (in thousands, except share data):

                                                             Year Ended
                                                            December 31,
                                                           1997        1996
                                                        ----------  ----------
   Revenues............................................ $  893,419  $1,315,128
   Operating income (loss)............................. $  (84,819) $ (598,742)
   Net income (loss)................................... $ (158,364) $ (669,251)
   Pro forma loss per share............................ $    (2.91) $   (12.73)
   Pro forma weighted average shares................... 54,458,427  52,567,754

   In association with a restructuring program implemented by the Company in September 1998, the Company recorded a charge of $13,782,000 representing severance and other costs, of which $9,972,000 has been paid through December 31, 1998. This charge included the termination of 114 employees across all divisions of the Company.

                            METRO-GOLDWYN-MAYER INC.

Note 3--Film and Television Costs

   Film and television costs, net of amortization, are summarized as follows (in thousands):

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
   Theatrical productions:
     Released.........................................  $2,116,007   $1,688,378
     Less: accumulated amortization...................    (750,008)    (269,932)
                                                        ----------   ----------
     Released, net....................................   1,365,999    1,418,446
     Completed not released                                 98,654        7,662
     In process and development.......................     283,242      174,386
                                                        ----------   ----------
       Subtotal: theatrical productions...............   1,747,895    1,600,494
                                                        ----------   ----------
   Television programming.............................     567,138      361,514
     Less: accumulated amortization...................    (238,370)     (94,882)
                                                        ----------   ----------
       Subtotal: television programming...............     328,768      266,632
                                                        ----------   ----------
                                                        $2,076,663   $1,867,126
                                                        ==========   ==========

   Interest costs capitalized to theatrical productions were $16,775,000, $15,242,000 and $524,000 during the years ended December 31, 1998 and 1997, and the period from October 11, 1996 to December 31, 1996, respectively.

   Based on the Company's estimates of projected gross revenues as of December 31, 1998, approximately 60% of unamortized film costs applicable to released theatrical films and released television programs will be amortized during the nine years ending December 31, 2007.

   On January 7, 1999, the Company acquired certain film libraries and film related rights containing over 1,300 feature films that were previously owned by PolyGram N.V. and its subsidiaries for $235 million. The purchase was funded through an advance on the Revolving Facility (as defined in Note 6) and utilization of cash on hand.

Note 4--Investments and Advances to Affiliates

   Distribution in foreign theatrical and certain pay television markets is performed by United International Pictures B.V. ("UIP"), in which the Company has a one-third interest. The Company's investment in UIP, which is included in investments and advances to affiliates, is stated at cost plus equity in undistributed earnings. The Company includes in its financial statements the revenues and related costs associated with its films distributed by UIP. The distribution fees paid to UIP by the Company are included in film and television production and distribution expense. Due to timing differences there are no taxable earnings and therefore, there is no tax provision on undistributed earnings. The Company's share of the net profits in UIP in the years ended December 31, 1998 and 1997, and the period from October 11, 1996 to December 31, 1996, were $7,391,000, $6,227,000 and $2,592,000, respectively.

   In May 1996, the Company entered into a joint venture agreement with Encore International, Inc., an indirect subsidiary of Telecommunications, Inc., to develop MGM Gold Networks (Asia) ("MGM Gold"), a satellite and cable delivery channel based in Asia whose operations were terminated in April 1998. In addition, in May 1998, the Company acquired a 50 percent interest in a Latin American cable programming joint venture, MGM Networks Latin America ("MGM Latin America"), for certain assets contributed by the Company to the joint venture. The Company shares equally in the profits of the venture and is obligated to

                            METRO-GOLDWYN-MAYER INC.

fund 50 percent of the joint venture's expenses up to a maximum of approximately $24,000,000, of which the Company had funded approximately $12,400,000 as of December 31, 1998. The Company's share of MGM Gold's and MGM Latin America's start-up losses in the years ended December 31, 1998 and 1997 were $9,296,000 and $11,754,000, respectively.

   Investments are summarized as follows (in thousands):

                                                     December 31, December 31,
                                                         1998         1997
                                                     ------------ ------------
   UIP..............................................   $  8,273     $  6,623
   MGM Latin America................................      6,724          --
   Others...........................................      2,677        3,294
                                                       --------     --------
                                                       $ 17,674     $  9,917
                                                       ========     ========

Note 5--Property and Equipment

   Property and equipment are summarized as follows (in thousands):

                                                     December 31, December 31,
                                                         1998         1997
                                                     ------------ ------------
   Leasehold improvements...........................   $ 20,921     $ 14,845
   Furniture, fixtures and equipment................     34,056       26,141
                                                       --------     --------
                                                         54,977       40,986
   Less accumulated depreciation and amortization...    (16,341)      (8,201)
                                                       --------     --------
                                                       $ 38,636     $ 32,785
                                                       ========     ========

Note 6--Bank and Other Debt

   Bank and other debt is summarized as follows (in thousands):

                                                     December 31, December 31,
                                                         1998         1997
                                                     ------------ ------------
   Revolving Facility...............................   $    --      $175,000
   Term Loans.......................................    700,000      700,000
   Capitalized lease obligations and other
    borrowings......................................     15,574       15,508
                                                       --------     --------
                                                       $715,574     $890,508
                                                       ========     ========

   On October 15, 1997, the Company entered into an amended and restated credit facility with a syndicate of banks aggregating $1.3 billion (the "Amended Credit Facility") consisting of a six year $600 million revolving credit facility (the "Revolving Facility"), a $400 million seven and one-half year term loan ("Tranche A Loan") and a $300 million eight and one-half year term loan ("Tranche B Loan") (collectively, the "Term Loans"). The Amended Credit Facility contains provisions allowing, with the consent of the requisite lenders and subject to syndication thereof, for an additional $200 million tranche, raising the potential amount of Amended Credit Facility to $1.5 billion. The Revolving Facility and the Tranche A Loan bear interest at 2.50 percent over the Adjusted LIBOR rate, as defined (7.94 percent at December 31, 1998). The Tranche B Loan bears interest at 2.75 percent over the Adjusted LIBOR rate (8.19 percent at December 31, 1998). Scheduled amortization of the Term Loans under the Amended Credit Facility commences with $33 million in 2001, $73 million in 2002, $103 million in 2003, $103 million in 2004 and $103 million in 2005, with the remaining balance due at maturity. The Revolving Facility matures in October 2003, subject to extension under certain conditions.

                            METRO-GOLDWYN-MAYER INC.

   The Company has entered into three year fixed interest rate swap contracts in relation to a portion of the Amended Credit Facility for a notional value of $800,000,000 at an average rate of approximately 7.5 percent, which expire in various terms no later than December 2001. At December 31, 1998, the Company would have to pay approximately $6,978,000 to terminate such swap contracts.


   The Company's borrowings under the Amended Credit Facility are secured by substantially all the assets of the Company. The Amended Credit Facility contains various covenants including limitations on dividends, capital expenditures and indebtedness, and the maintenance of certain financial ratios. The Amended Credit Facility was amended, effective March 30, 1998 and September 9, 1998, to modify certain of these financial covenants.

   Lease and other borrowings. Capitalized lease and other borrowings relate principally to contractual liabilities and computer equipment financing at interest rates of approximately 10%.

   Maturity schedule. Credit facilities, lease and other borrowings at December 31, 1998 are scheduled to mature as follows (in thousands):

       1999............................................................ $  7,334
       2000............................................................    5,009
       2001............................................................   33,123
       2002............................................................   73,695
       2003............................................................  103,774
       Thereafter......................................................  492,639
                                                                        --------
                                                                        $715,574
                                                                        ========

Note 7--Stockholders' Equity

   Recapitalization. On November 13, 1997, the Company effected a recapitalization pursuant to which the Company, immediately prior to the closing of the IPO and the Tracinda Purchase (as such terms are defined below)
(i) converted each share of its Preferred Stock into one share of Common Stock,
(ii) effected a 41.667 for 1 stock split and (iii) increased the number of authorized shares of the Common Stock from 50,000,000 to 125,000,000. Share and per share information have been retroactively restated for all periods presented to reflect this recapitalization.

   Orion Acquisition. The Company financed a portion of the Orion Acquisition through the issuance of 13,375,107 and 1,625,013 shares of the Common Stock to Tracinda and Seven, respectively, for aggregate net proceeds of $360,000,000 (see Note 2).

   Initial Public Offering and Tracinda Purchase. On November 13, 1997, the Company issued and sold 9,000,000 new shares of the Common Stock at a price per share of $20, less an underwriting discount and offering expenses, for net proceeds of $165,000,000, in an initial public offering (the "IPO"). Concurrent with the consummation of the IPO, Tracinda purchased directly from the Company 3,978,780 shares of the Common Stock, at a price per share of $20 less an amount equal to the underwriting discount per share for shares issued in the IPO, for net proceeds of $75,000,000 (the "Tracinda Purchase"). Subsequently, $190,000,000 of the net proceeds of the IPO and the Tracinda Purchase were used to repay existing bank debt and the remaining net proceeds were retained and used for working capital purposes.

   Seven Sale. On September 1, 1998, Tracinda purchased from Seven 16,208,463 shares of the Common Stock, representing all of the capital stock of the Company beneficially owned by Seven, for a price per share

                            METRO-GOLDWYN-MAYER INC.

of $24 and an aggregate purchase price of $389,003,000 (the "Seven Sale"). With the consummation of the Seven Sale, Tracinda and 250 Rodeo, Inc., an affiliate of Tracinda ("250 Rodeo"), increased their beneficial ownership of the Company to approximately 89.5 percent.

   Rights Offering. On October 26, 1998 (the "Record Date"), the Company issued to the holders of record of the Common Stock, at no charge to such holders, transferable subscription rights (the "Rights") to subscribe for 84,848,485 shares (the "Shares") of the Common Stock for $8.25 per share (the "Subscription Price") (the "Rights Offering"). Holders of the Common Stock received 1.289 Rights for each share of the Common Stock held as of the Record Date. Rights holders were allowed to purchase one share of the Common Stock at the Subscription Price for each whole Right held (the "Basic Subscription Privilege"). Rights holders who exercised the Basic Subscription Privilege in full also had the opportunity to purchase additional shares at the Subscription Price pursuant to an Oversubscription Privilege, as defined. Pursuant to the Rights Offering, Tracinda and 250 Rodeo each committed to exercise the Basic Subscription Privilege with respect to all of the Subscription Rights distributed to it (subject to certain conditions). The Rights expired on November 16, 1998. The Rights Offering was fully subscribed (including shares issued pursuant to the Oversubscription Privilege), and the Company issued the Shares for total net proceeds of $696,500,000 (gross proceeds of $700,000,000 less applicable fees and expenses of approximately $3,500,000). The net proceeds from the Rights Offering were used to repay in full the amounts outstanding under a bridge loan, and then to repay borrowings outstanding under the Revolving Facility.

   In connection with the Rights Offering, the Company also amended its Amended and Restated Certificate of Incorporation in order to increase the number of shares of the Common Stock authorized from 125,000,000 to 250,000,000 (the "Amendment"). The Amendment was approved by the Board of Directors of the Company and Tracinda (which represents a majority of the outstanding Common Stock) on October 22, 1998 and was effective prior to the closing of the Rights Offering.

   1996 Incentive Plan. The Company has an Amended and Restated 1996 Stock Incentive Plan (the "1996 Incentive Plan"). Awards under the 1996 Incentive Plan are generally not restricted to any specific form or structure and may include, without limitation, qualified or non-qualified stock options, incentive stock options, restricted stock awards and stock appreciation rights (collectively, "Awards"). Outstanding stock options under the 1996 Incentive Plan generally vest over a period of five years and are not exercisable until vested. Awards may be conditioned on continued employment, have various vesting schedules and accelerated vesting and exercisability provisions in the event of, among other things, a change in control of the Company.

   In connection with the Rights Offering, the per share exercise price of the stock options granted to certain executive officers and other key employees of the Company (the "Executive Repricing Participants") aggregating 3,164,604 options were reduced from $24.00 to $14.90, and for approximately 400 other employees the exercise price of 2,027,900 stock options was reduced from $20.00 to $14.90, for 10,400 options from $22.00 to $14.90, for 103,800 options from
$21.50 to $14.90 and for 19,800 options from $19.63 to $14.90 (the "Employee Options") (collectively, the "Options Repricing"). The options which have had their exercise price adjusted pursuant to the Options Repricing will not be exercisable until the later of (i) six months following the Rights Offering,
(ii) the date the Options Repricing is approved by the holders of 75 percent of the outstanding shares of the Common Stock and (iii) the applicable date of exercise set forth in the respective option agreement. No changes will be made to the vesting schedule or expiration date of the options subject to the Options Repricing.

                            METRO-GOLDWYN-MAYER INC.

   Stock option transactions under the 1996 Incentive Plan were as follows:

                                                                       October 11 to
                          December 31, 1998     December 31, 1997    December 31, 1996
                         -------------------- ---------------------- ------------------
                                     Weighted             Weighted             Weighted
                                     Average               Average             Average
                                     Exercise             Exercise             Exercise
                           Shares     Price    Shares       Price     Shares    Price
                         ----------  -------- ---------  ----------- --------- --------
Options outstanding at
 beginning of year......  7,683,952   $22.71  1,745,680    $24.00          --      --
Granted.................  5,973,714   $14.73  5,948,672    $22.33    1,745,680  $24.00
Cancelled............... (5,945,055)  $22.16    (10,400)   $20.00          --      --
                         ----------   ------  ---------    ------    ---------  ------
Options outstanding at
 end of year............  7,712,611   $17.25  7,683,952    $22.71    1,745,680  $24.00
                         ==========   ======  =========    ======    =========  ======
Options exercisable at
 end of year............    765,662   $24.00        --        --           --      --
                         ==========   ======  =========    ======    =========  ======

   The following table summarizes information about the outstanding options at
December 31, 1998 under the 1996 Incentive Plan:
                                              Outstanding
                                     -------------------------------
                                                          Weighted
                                                           Average
                                                          remaining
                                                          years of
                                     Exercise Number of  contractual
                                      Price    Options      life
                                     -------- ---------  -----------
                                      $11.38    285,000      9.94
                                      $14.90  5,323,595      8.39
                                      $24.00  2,104,016      7.78
                                              ---------
                                              7,712,611
                                              =========

   Senior Management Bonus Plan. The Company has a Senior Management Bonus Plan (the "Senior Management Bonus Plan") under which 2,420,685 bonus interests ("Bonus Interests") have been granted to certain key employees. Subject to certain vesting and other requirements, each Bonus Interest held by the Executive Repricing Participants entitles the holder to receive a cash payment if (a) the sum of the average closing price of Common Stock during the 20 trading days plus, in certain circumstances, per share distributions on the Common Stock (together, the "Price") preceding a Determination Date, as defined, is greater than (b) $14.90 and less than $29.80 (adjusted for stock splits, reverse stock splits and similar events). With respect to Bonus Interests held by all others, each Bonus Interest entitles the holder to receive a cash payment if the Price preceding a Determination Date, as defined, is greater than $24.00 and less than $48.00 (adjusted for stock splits, reverse stock splits and similar events). The cash payment will be equal to (i) the vested portion of the Bonus Interest at the Determination Date multiplied by
(ii) the amount by which the Price at the Determination Date is less than $29.80, with respect to Executive Repricing Participants, or $48.00 with respect to all others, multiplied by (iii) 1.61, with respect to the Executive Repricing Participants only (in each case, a maximum of $24.00 per Bonus Interest). Once a payment is made in respect of the vested portion of a Bonus Interest, no further payment is due in respect of that portion. If at any Determination Date the Price equals or exceeds $29.80, with respect to Executive Repricing Participants, or $48.00, with respect to all others, no payments will thereafter be due in respect of any then-vested portion of a Bonus Interest. Bonus Interests vested 20 percent at October 1, 1997 and 1/60 each month thereafter. Bonus Interests vested at December 31, 1998 were 1,103,301.

                            METRO-GOLDWYN-MAYER INC.

   The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting For Stock Issued to Employees," and related interpretations in accounting for its plans. Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net income (loss) would have been reduced to the following pro forma amounts:

                                                 Year Ended        October 11 to
                                                December 31,       December 31,
                                               1998       1997         1996
                                             ---------  ---------  -------------
   Net income (loss):
     As reported............................ $(157,648) $(128,114)    $  166
     Pro forma.............................. $(170,546) $(136,187)    $  (15)
     Pro forma loss per share............... $   (2.25) $   (4.76)    $(0.00)

   The fair value of each option grant was estimated using the Black-Scholes model based on the following assumptions: the weighted average fair value of stock options granted in the year ended December 31, 1998, 1997 and in the period from October 11 to December 31, 1996 was $4.62, $5.41 and $6.94, respectively. The dividend yield was 0 percent in all periods, and expected volatility was 40.5 percent for the year ended December 31, 1998 and 0 percent in all other periods. Also, the calculation uses a weighted average expected life of 5.0 years, 5.0 years and 5.5 years, and a weighted average assumed risk-free interest rate of 4.9 percent, 5.9 percent and 6.2 percent, for the years ended December 31, 1998, 1997 and the period from October 11 to December 31, 1996, respectively.

Note 8--Income Taxes

   The Company's domestic and foreign tax liability balances consist of the following (in thousands):

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
   Current............................................   $34,869      $30,879
   Deferred...........................................       --           700
                                                         -------      -------
                                                         $34,869      $31,579
                                                         =======      =======

                            METRO-GOLDWYN-MAYER INC.

   For income tax purposes, the historical tax basis of the assets and liabilities of MGM Studios and Orion have been retained following their acquisitions by the Company. The income tax effects of temporary differences between book value and tax basis of assets and liabilities are as follows (in thousands):

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
   Deferred tax assets:
     Film and television costs........................  $  32,078    $  21,143
     Participations and residuals payable.............     61,434       10,886
     Reserves and investments.........................     48,332       52,375
     Net miscellaneous tax assets.....................     26,595       34,780
     Operating loss carryforwards.....................    104,607       74,069
                                                        ---------    ---------
      Subtotal, gross deferred tax assets.............    273,046      193,253
     Valuation allowance..............................   (228,044)    (173,867)
                                                        ---------    ---------
       Total deferred tax assets......................     45,002       19,386
                                                        ---------    ---------
   Deferred tax liabilities:
     Film revenue.....................................    (41,556)     (18,709)
     Goodwill.........................................     (3,446)      (1,377)
                                                        ---------    ---------
       Total deferred tax liabilities.................    (45,002)     (20,086)
                                                        ---------    ---------
   Net deferred tax liability.........................  $     --     $    (700)
                                                        =========    =========

   As of December 31, 1998, the Company and its subsidiaries for U.S. federal income tax purposes had net operating loss carryforwards of $30,323,000, $91,511,000 and $146,388,000, which expire in 2011, 2012 and 2018, respectively. Under U.S. tax rules enacted in 1997, net operating losses generated in tax years beginning before August 6, 1997 may be carried forward for 15 years while losses generated in subsequent tax years may be carried forward 20 years. Presently, there are no limitations on the use of these carryforwards.

   At December 31, 1998, management has determined that $228,044,000 of deferred tax assets do not satisfy the recognition criteria set forth in SFAS No. 109. Accordingly, a valuation allowance has been recorded by the Company for this amount.

   Details of the provision for income taxes are as follows (in thousands):

                                                                 October 11 to
                                       Year Ended December 31,   December 31,
                                          1998         1997          1996
                                       -----------  -----------  -------------
   Current taxes:
     Foreign taxes....................    $ 10,181  $     9,645     $ 3,140
   Deferred taxes:
     Federal and state taxes
      (benefit).......................     (54,177)     (66,102)      6,055
     Adjustment for change in
      valuation allowance.............      54,177       66,802      (4,849)
                                       -----------  -----------     -------
   Total tax provision................    $ 10,181  $    10,345     $ 4,346
                                       ===========  ===========     =======

                            METRO-GOLDWYN-MAYER INC.

   The following is a summary reconciliation of the federal tax rate to the effective tax rate:

                                              Year Ended         October 11 to
                                              December 31,       December 31,
                                              1998      1997         1996
                                             ------    ------    -------------
   Federal tax rate on pre-tax book income
    (loss)..................................    (35)%     (35)%        35%
   Goodwill and other permanent
    differences.............................      3 %       3 %        14%
   Foreign taxes, net of available federal
    tax benefit.............................      7 %       8 %        45%
   Loss carryforward not benefitted.........     32 %      32 %        --%
                                             ------    ------         ---
   Effective tax rate.......................      7 %       8 %        94%
                                             ======    ======         ===

   The Company has various foreign subsidiaries formed or acquired to produce or distribute motion pictures outside the United States. In the opinion of management, the earnings of these subsidiaries are not permanently invested outside the United States. Pursuant to APB No. 23, "Accounting For Income Taxes--Special Areas," tax expense has accordingly been provided for these unremitted earnings.

Note 9--Retirement Plans

   The Company has a non-contributory retirement plan (the "Basic Plan") covering substantially all regular full-time, non-union employees. Benefits are based on years of service and compensation, as defined. In 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which revised employers' disclosures about pension and post-retirement benefit plans.

   Reconciliation of the funded status of the plans and the amounts included in the Company's consolidated balance sheets are as follows (in thousands):

                                                     December 31, December 31,
                                                         1998         1997
                                                     ------------ ------------
   Projected benefit obligations:
     Beginning obligations..........................   $10,500      $ 9,913
     Service cost...................................     1,149        1,213
     Interest cost..................................       852          841
     Actuarial gains................................     1,506          381
     Benefits paid..................................      (355)      (1,848)
                                                       -------      -------
     Ending obligations.............................   $13,652      $10,500
                                                       =======      =======
   Fair value of plan assets (primarily debt
    securities):
     Beginning fair value...........................   $ 8,741      $ 8,403
     Actual return on plan assets...................     1,107          662
     Employer contributions.........................     1,712        1,524
     Benefits paid..................................      (355)      (1,848)
     Expenses.......................................       --           --
                                                       -------      -------
     Ending fair value..............................   $11,205      $ 8,741
                                                       =======      =======

                            METRO-GOLDWYN-MAYER INC.

                                                      December 31, December 31,
                                                          1998         1997
                                                      ------------ ------------
   Funded status of the plans:
     Projected benefit obligations..................    $13,652      $10,500
     Plan assets at fair value......................     11,205        8,741
                                                        -------      -------
     Projected benefit obligations in excess of plan
      assets........................................     (2,447)      (1,759)
     Unrecognized net asset as of beginning of
      year..........................................       (140)        (160)
     Unrecognized net gain..........................      1,936          860
     Unrecognized prior service cost................       (149)        (163)
                                                        -------      -------
     Net balance sheet liability....................    $ (800)      $(1,222)
                                                        =======      =======


   Key assumptions used in the actuarial computations were as follows:

     Discount rate..................................       6.75%        7.50%
                                                        =======      =======
     Long-term rate of return on assets.............       7.25%        7.25%
                                                        =======      =======
     Rate of increase in future compensation
      levels........................................       5.00%        5.00%
                                                        =======      =======

   The unrecognized net asset is being amortized over the estimated remaining service life of 19.4 years. Domestic pension benefits and expense were determined under the entry age actuarial cost method.

   Pension cost includes the following components (in thousands):

                                                  Year ended     October 11 to
                                                 December 31,    December 31,
                                                  1998    1997       1996
                                                 ------  ------  -------------
   Service cost................................. $1,149  $1,213      $ 244
   Interest cost on projected benefit
    obligation..................................    852     841        163
   Actual (return) loss on plan assets..........   (676)   (636)       224
   Net amortization and deferral................    (34)    (34)      (330)
                                                 ------  ------      -----
   Net periodic pension cost.................... $1,291  $1,384      $ 301
                                                 ======  ======      =====

   A significant number of the Company's production employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed approximately $8,890,000, $12,366,000 and $2,824,000, respectively, for such plans in years ended December 31, 1998 and 1997 and the period from October 11, 1996 to December 31, 1996. Information from the plans' administrators is not sufficient to permit the Company to determine its share of unfunded vested benefits, if any.

   The Company also provides each of its employees, including its officers, who have completed one year of service with the Company the opportunity to participate in the MGM Savings Plan (the "Savings Plan"). The Company contributed approximately $1,435,000, $1,172,000 and $219,000, respectively, to the Savings Plan in the years ended December 31, 1998 and 1997 and the period from October 11, 1996 to December 31, 1996.

Note 10--Related Party Transactions

   In February 1980 a predecessor-in-interest to the Company granted to a predecessor-in-interest to MGM Grand, Inc. an exclusive open-ended royalty-free license, which was amended in 1992 and further amended in 1998. Pursuant to the license, as amended, MGM Grand, Inc. has the right to use certain trademarks that include the letters "MGM," as well as logos and names consisting of or related to stylized depictions of a lion, in its resort hotel and/or gaming businesses and other businesses that are not related to filmed entertainment. In

                            METRO-GOLDWYN-MAYER INC.

1986 MGM granted MGM Grand Air, Inc. ("Grand Air") an exclusive open-ended royalty-free license to use one of its logos consisting of a stylized depiction of a lion in Grand Air's airline business. The Company did not receive any monetary compensation for these licenses. Tracinda owns a majority of the outstanding common stock of MGM Grand, Inc., the parent of both MGM Grand Hotel ("Grand Hotel") and Grand Air. Additionally, the Company and affiliates of Tracinda occasionally conduct cross-promotional campaigns, in which the Company's motion pictures and the affiliates' hotels are promoted together; however, the Company believes that the amounts involved are immaterial.

   The Company and Grand Hotel have an ongoing relationship whereby Grand Hotel can utilize key art, still photographs of artwork and one minute film clips from certain of the Company's motion picture releases on an as-needed basis. The Company did not receive any monetary compensation for these licenses.

   The Company sells to Grand Hotel and certain of its affiliates, on a wholesale basis, videocassettes and other merchandise such as baseball caps, clothing, keychains and watches bearing the Company's trademarks and logos for resale to consumers in retail shops located within Grand Hotel's hotels. Grand Hotel currently is the Company's largest wholesale customer of the Company's merchandise and, consequently, receives customary volume discounts from the Company. During the years ended December 31, 1998 and 1997 and the period from October 11, 1996 to December 31, 1996, the Company recognized revenues of $24,000, $257,000 and $70,000, respectively, for such videocassettes and merchandise.

   In 1997 MGM Studios and Grand Hotel entered into a site location agreement with respect to production of a pilot episode of a television series being developed by MGM Studios. Grand Hotel was not compensated for the use of the site, but was compensated, on customary terms, for goods and services provided by Grand Hotel in the amount of $462,000 in the year ended December 31, 1997.

     From time to time, the Company charters airplanes from Tracinda for use in the Company's business. The Company believes that the terms of the charter arrangements are no less favorable to the Company than those that could be obtained from unrelated third parties. During the years ended December 31, 1998 and 1997 and the period from October 11, 1996 to December 31, 1996, the aggregate of the payments made to Tracinda for such charters were approximately $29,000, $308,000 and $10,000, respectively.

   In 1995 the Company licensed to a subsidiary of Seven, a former beneficial owner of more than 5 percent of the Company's Common Stock, the right to distribute certain motion picture and television product in the Australian free television market. This agreement was amended on September 9, 1997. The product licensed includes certain library pictures and theatrical motion pictures and television series, miniseries and made-for-television movies produced or distributed by the Company during the term of the agreement. The license fees for the library product are at a rate which the Company believes is arm's-length. The term of the output portion of the agreement is 15 years. The license fees for output product television series, television movies and television mini-series are on a "most favored nations" basis with prices paid by the Seven subsidiary for comparable programming. During the years ended December 31, 1998 and 1997 and the period from October 11, 1996 to December 31, 1996, the Company recognized revenues of $5,651,000, $4,454,000 and $1,055,000, respectively, under this agreement. Management believes that the terms of this agreement are consistent with the terms of comparable television license arrangements with third parties.

   In 1994, in connection with the formation of Movie Network Channels, a joint venture in which the Company and a subsidiary of Seven have non-controlling interests, the Company licensed to the joint venture certain of its current theatrical and television motion pictures, as well as a number of its library pictures, for distribution on Australian pay and basic cable television. The agreement expires on June 30, 2000, with all motion pictures covered by the agreement reverting to the Company within one year after that date, but both the Company and

                            METRO-GOLDWYN-MAYER INC.

Movie Network Channels have the right to extend the license for a further five years. The Company receives a license fee for each picture that is based on the number of Movie Network Channels' subscribers. The Company recognized such license fee revenues of $3,678,000, $3,056,000 and $292,000 during the years ended December 31, 1998 and 1997 and the period from October 11, 1996 to December 31, 1996, respectively. The Company believes that the terms of the agreement are no less favorable to the Company than those contained in its licenses with unaffiliated licensees.

   Seven has agreed to reimburse the Company for losses that the Company may incur in connection with the distribution of an Australian film with respect to which the Company has acquired distribution rights from an unrelated third party.

   The Company has an exclusive producer overhead arrangement with FGM Entertainment for the services of Frank Mancuso, Jr., the son of the Company's Chairman of the Board and Chief Executive Officer, which expires on July 31, 2002. FGM Entertainment, a company wholly owned by Mr. Mancuso, Jr., receives $400,000 each year, subject to five to ten percent annual increases, for overhead expenses, as well as a development fund and a production fund to pay for the costs of developing and producing projects. FGM Entertainment must submit all projects that it wishes to produce or develop to the Company and receives a producing fee, as well as certain participations and royalties, for each picture that is produced under the arrangement. The Company has the right to acquire the domestic or worldwide rights to each picture produced under the arrangement and controls all remake, sequel and television rights. Pursuant to this arrangement, the Company paid Mr. Mancuso, Jr. approximately $2,429,000, $1,916,000 and $39,000 during the years ended December 31, 1998 and 1997 and the period from October 11, 1996 to December 31, 1996, respectively.

   On January 14, 1997, MGM Studios and Tracinda entered into an agreement to share the proceeds from certain insurance claims relating to litigation which arose prior to 1991. The potential insurance proceeds were allocated 65% to MGM Studios and 35% to Tracinda based on the relative value of each company's respective claims, as determined by the parties. The Company received $8,031,000 in insurance proceeds under such policies during the year ended December 31, 1997, of which $2,811,000 was paid to Tracinda.

                            METRO-GOLDWYN-MAYER INC.

Note 11--Segment Information

   The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", for its fiscal year ended December 31, 1998, which changed the way the Company reports information about its operating segments. The Company business units have been aggregated into three reportable operating segments: feature films, television programming and other (see Note
1). The factors for determining the reportable segments were based on the distinct nature of their operations. They are managed as separate business units because each requires and is responsible for executing a unique business strategy. Earnings of industry segments and geographic areas exclude interest income, interest expense, goodwill amortization, income taxes and other unallocated corporate expenses. Identifiable assets are those assets used in the operations of the segments. Corporate assets consist of cash, certain corporate receivables and intangibles. Summarized financial information concerning the Company's reportable segments is shown in the following tables (in thousands):

                                      Feature   Television
                                       Films     Programs   Other      Total
                                     ---------- ---------- --------  ----------
Year Ended December 31, 1998:
  Revenues.......................... $1,005,747  $197,759  $ 37,217  $1,240,723
  Segment income (loss)............. $   39,748  $ 12,885  $ (3,758) $   48,875
  Identifiable assets............... $2,096,092  $400,646  $ 19,718  $2,516,456
  Capital expenditures.............. $    9,293  $  1,776  $ 18,733  $   29,802
  Depreciation expense.............. $    5,683  $  1,086  $     53  $    6,822
Year Ended December 31, 1997:
  Revenues.......................... $  699,219  $114,200  $ 17,883  $  831,302
  Segment income (loss)............. $   65,509  $ (7,201) $(26,545) $   31,763
  Identifiable assets............... $1,874,683  $311,873  $  9,414  $2,195,970
  Capital expenditures.............. $    6,346  $  1,056  $ 11,312  $   18,714
  Depreciation expense.............. $    4,505  $    749  $     23  $    5,277
October 11 to December 31, 1996:
  Revenues.......................... $  209,354  $ 14,413  $  4,919  $  228,686
  Segment income (loss)............. $   37,140  $ (4,062) $    532  $   33,610
  Identifiable assets............... $1,255,389  $166,781  $  4,573  $1,426,743
  Capital expenditures.............. $    1,471  $    195  $  1,543  $    3,209
  Depreciation expense.............. $    1,003  $    133  $      4  $    1,140

                           METRO-GOLDWYN-MAYER INC.

   The following table presents the details of other operating segment income
(loss):

                                                                  October 11 to
                                        Year Ended December 31,   December 31,
                                           1998         1997          1996
                                        -----------  -----------  -------------
   Licensing and merchandising........  $       484  $     2,526     $   801
   Interactive media..................       (9,930)     (16,828)     (1,878)
   Music..............................        4,787        2,140       1,149
   Losses on equity investments.......      (12,536)     (14,225)        --
   Profit on sale of interest in joint
    venture...........................       10,000          --          --
   Other..............................        3,437         (158)        460
                                        -----------  -----------     -------
                                        $    (3,758) $   (26,545)    $   532
                                        ===========  ===========     =======

   The following is a reconciliation of reportable segment income to consolidated income (loss) before taxes:

                                               Year Ended        October 11 to
                                              December 31,       December 31,
                                             1998       1997         1996
                                           ---------  ---------  -------------
   Segment income......................... $  48,875  $  31,763    $ 33,610
   General and administrative expenses....   (92,244)   (87,644)    (18,319)
   Severance and related costs............   (13,182)       --          --
   Goodwill amortization..................   (14,289)   (11,230)     (1,717)
                                           ---------  ---------    --------
     Operating income (loss)..............   (70,840)   (67,111)     13,574
   Interest expense, net of amounts
    capitalized...........................   (80,611)   (53,105)     (9,875)
   Interest and other income, net.........     3,984      2,447         813
                                           ---------  ---------    --------
     Consolidated income (loss) before
      taxes............................... $(147,467) $(117,769)   $  4,512
                                           =========  =========    ========

   The following is a reconciliation of reportable segment assets to consolidated total assets:

                                                Year Ended       October 11 to
                                               December 31,      December 31,
                                              1998       1997        1996
                                           ---------- ---------- -------------
   Total assets for reportable segments... $2,516,456 $2,195,970  $1,426,743
   Goodwill not allocated to segments.....    561,026    574,795     302,741
   Other unallocated amounts..............     81,496     51,889      45,184
                                           ---------- ----------  ----------
     Consolidated total assets............ $3,158,978 $2,822,654  $1,774,668
                                           ========== ==========  ==========

                            METRO-GOLDWYN-MAYER INC.

   The Company's foreign activities are principally motion picture and television production and distribution in territories outside of the United States and Canada. Net foreign assets of subsidiaries operating in foreign countries are not material in relation to consolidated net assets. Revenues earned from motion picture and television films produced in the United States by territory were as follows (in thousands):

                                                   Year Ended      October 11 to
                                                  December 31,     December 31,
                                                  1998      1997       1996
                                               ---------- -------- -------------
   United States and Canada................... $  740,480 $458,977   $137,160
   Europe.....................................    276,673  255,396     62,298
   Asia and Australia.........................    158,615   86,695     15,052
   Other......................................     64,955   30,234     14,176
                                               ---------- --------   --------
                                               $1,240,723 $831,302   $228,686
                                               ========== ========   ========

Note 12--Commitments and Contingencies

   Leases. The Company has operating leases for offices and equipment. Certain property leases include provisions for increases over base year rents as well as for escalation clauses for maintenance and other building operations. Rent expense was approximately $15,011,000, $12,915,000 and $2,936,000 for the years ended December 31, 1998 and 1997 and the period from October 11, 1996 to December 31, 1996, respectively.

   Employment Agreements. The Company has employment agreements with several principal officers and employees. The agreements provide for minimum salary levels as well as, in some cases, bonuses.

   Creative Talent Agreements. The Company has entered into contractual agreements for creative talent related to future film production. Such amounts are scheduled to be paid through 2002.

   Future minimum annual commitments under non-cancelable operating leases, employment agreements, and creative talent agreements as of December 31, 1998 are as follows (in thousands):

       1999............................................................ $ 78,746
       2000............................................................   45,923
       2001............................................................   27,246
       2002............................................................   13,013
       2003............................................................    8,075
       Thereafter......................................................    1,260
                                                                        --------
                                                                        $174,263
                                                                        ========

   Litigation. The Company, together with other major companies in the filmed entertainment industry, has been subject to numerous antitrust suits brought by various motion picture exhibitors, producers and others. In addition, various legal proceedings involving alleged breaches of contract, antitrust violations, copyright infringement and other claims are now pending, which the Company considers routine to its business activities.

   In the opinion of Company management, any liability under pending litigation is likely to be not material in relation to the Company's financial condition.

                            METRO-GOLDWYN-MAYER INC.

Note 13--Supplementary Cash Flow Information

   The Company paid interest, net of capitalized interest, of $66,887,000, $45,394,000 and $7,103,000 during the years ended December 31, 1998 and 1997 and the period from October 11, 1996 to December 31, 1996, respectively.

   The Company paid income taxes of $7,137,000, $8,425,000 and $922,000 during the years ended December 31, 1998 and 1997 and the period from October 11, 1996 to December 31, 1996, respectively. During the year ended December 31, 1997, the Company also received foreign remittance tax refunds of $12,296,000.

Note 14--Quarterly Financial Data (Unaudited)

   Certain quarterly information is presented below (in thousands):

                                        First     Second    Third     Fourth
                                       Quarter   Quarter   Quarter   Quarter
                                       --------  --------  --------  --------
   1998:
     Revenues......................... $316,460  $281,201  $259,622  $383,440
     Operating income (loss).......... $  1,929  $(33,621) $(17,402) $(21,746)
     Interest expense, net of amounts
      capitalized..................... $ 18,254  $ 20,174  $ 22,022  $ 20,161
     Net loss......................... $(18,643) $(54,994) $(40,271) $(43,740)
     Basic and diluted loss per
      share........................... $   (.28) $   (.84) $   (.61) $   (.30)
   1997:
     Revenues......................... $197,629  $153,385  $221,068  $259,220
     Operating income (loss).......... $ (1,084) $ (4,775) $  1,254  $(62,506)
     Interest expense, net of amounts
      capitalized..................... $ 11,016  $  9,583  $ 15,415  $ 17,091
     Net loss......................... $(14,193) $(14,812) $(16,560) $(82,549)
     Basic and diluted loss per
      share........................... $   (.85) $   (.88) $   (.55) $  (1.64)

Note 15--Subsequent Events

   On March 12, 1999, the Company agreed to accelerate the expiration of the right of Warner Home Video ("WHV") to distribute the Company's product in the home video marketplace under the agreement executed in 1990 (the "WHV Agreement"). In consideration for the early expiration of the WHV Agreement, the Company has agreed to pay WHV $225 million, of which $112.5 million was paid on March 12, 1999 and the remaining $112.5 million of which is payable in September 1999. The parties restructured the terms of the WHV Agreement, which will function as an interim distribution agreement (the "Transitional Video Agreement"), under which WHV will distribute certain of the Company's product in the home video marketplace while the Company establishes its own home video distribution network. The Transitional Video Agreement expires on January 31, 2000. Additionally, the Company reconveyed as of January 1, 1999 to Turner Entertainment, Co., Inc., an affiliate of WHV, the right that the Company had to distribute in the home video markets worldwide until June 1, 2001, 2,950 titles that had been serviced under the WHV Agreement. The Company intends to record a one-time pre-tax contract termination charge in the first quarter of 1999 for approximately $225 million for costs in connection with the early expiration of WHV's rights under the WHV Agreement. The Company's obligation to pay the remaining $112.5 million installment (plus interest at the rate of eight percent per year from March 1999) in September 1999 is secured by a standby letter of credit issued by one of the Company's principal lenders.

                            METRO-GOLDWYN-MAYER INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                       (in thousands, except share data)

                                                         June 30,    December 31,
                                                           1999          1998
                                                        -----------  ------------
                                                        (unaudited)
                        ASSETS
                        ------
Cash and cash equivalents.............................  $    9,965    $   54,839
Accounts and contracts receivable (net of allowance
 for doubtful accounts of $24,298 and $23,220,
 respectively)........................................     370,703       365,067
Film and television costs, net........................   2,231,277     2,076,663
Investments and advances to affiliates................      12,780        17,674
Property and equipment, net...........................      38,201        38,636
Excess of cost over net assets of acquired businesses,
 net..................................................     553,540       561,026
Other assets..........................................      44,232        45,073
                                                        ----------    ----------
                                                        $3,260,698    $3,158,978
                                                        ==========    ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------
Liabilities:
  Bank and other debt.................................  $1,189,836    $  715,574
  Contractual note payable............................     112,500           --
  Accounts payable and accrued liabilities............     190,603       100,377
  Accrued participants' share.........................     221,170       232,515
  Income taxes payable................................      32,871        34,869
  Advances and deferred revenues......................     120,399       130,664
  Other liabilities...................................      24,209        25,322
                                                        ----------    ----------
    Total liabilities.................................   1,891,588     1,239,321
                                                        ----------    ----------
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par value, 500,000,000 shares
   authorized, 151,303,086 and 150,856,424 shares
   issued and outstanding.............................       1,513         1,509
  Additional paid-in capital..........................   2,211,296     2,203,490
  Deficit.............................................    (842,023)     (285,596)
  Accumulated other comprehensive income..............         258           254
  Less: treasury stock, at cost, 132,253 shares.......      (1,934)          --
                                                        ----------    ----------
    Stockholders' equity..............................   1,369,110     1,919,657
                                                        ----------    ----------
                                                        $3,260,698    $3,158,978
                                                        ==========    ==========

     The accompanying Notes to Condensed Consolidated Financial Statements
                   are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.

              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                          COMPREHENSIVE INCOME (LOSS)

                       (in thousands, except share data)
                                  (unaudited)

                                                  Six Months Ended June 30,
                                                  ---------------------------
                                                      1999           1998
                                                  -------------  ------------
Revenues......................................... $     470,917  $    597,661
Expenses:
  Film and television production and
   distribution..................................       626,769       571,780
  General and administrative expenses............        49,129        50,651
  Severance and related costs....................        76,158           --
  Contract termination fee.......................       225,000           --
  Goodwill amortization..........................         7,486         6,922
                                                  -------------  ------------
    Total expenses...............................       984,542       629,353
                                                  -------------  ------------
Operating loss...................................      (513,625)      (31,692)
Other income (expense):
  Interest expense, net of amounts capitalized...       (41,238)      (38,428)
  Interest and other income, net.................         2,518         1,745
                                                  -------------  ------------
    Total other expense..........................       (38,720)      (36,683)
                                                  -------------  ------------
Loss from operations before provision for income
 taxes...........................................      (552,345)      (68,375)
Income tax provision.............................        (4,082)       (5,262)
                                                  -------------  ------------
Net loss.........................................      (556,427)      (73,637)
Foreign currency translation adjustment..........             4           (84)
                                                  -------------  ------------
Comprehensive loss............................... $    (556,423) $    (73,721)
                                                  =============  ============
Basic and diluted loss per share................. $       (3.69) $      (1.12)
                                                  =============  ============
Weighted average number of common shares
 outstanding.....................................   150,945,857    65,781,329
                                                  =============  ============

     The accompanying Notes to Condensed Consolidated Financial Statements
                   are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.

           CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       (in thousands, except share data)
                                  (unaudited)

                             Common Stock
                          ------------------
                                               Add'l               Accum. Other   Less:        Total
                            No. of     Par    Paid-in              Comprehensive Treasury  Stockholders'
                            Shares    Value   Capital    Deficit      Income      Stock       Equity
                          ----------- ------ ---------- ---------  ------------- --------  -------------
Balance December 31,
 1998...................  150,856,424 $1,509 $2,203,490 $(285,596)     $254      $   --     $1,919,657
Acquisition of treasury
 stock, at cost.........          --     --         --        --        --        (2,040)       (2,040)
Issuance of common
 stock..................      446,662      4      6,441       --        --           106         6,551
Amortization of deferred
 stock compensation.....          --     --       1,365       --        --           --          1,365
Foreign currency
 translation
 adjustment.............          --     --         --        --          4          --              4
Net loss................          --     --         --   (556,427)      --           --       (556,427)
                          ----------- ------ ---------- ---------      ----      -------    ----------
Balance June 30, 1999...  151,303,086 $1,513 $2,211,296 $(842,023)     $258      $(1,934)   $1,369,110
                          =========== ====== ========== =========      ====      =======    ==========


     The accompanying Notes to Condensed Consolidated Financial Statements
                   are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                  (unaudited)

                                                          Six Months Ended
                                                              June 30,
                                                         --------------------
                                                           1999       1998
                                                         ---------  ---------
Net cash provided by operating activities............... $  92,176  $ 247,213
                                                         ---------  ---------
Investing activities:
  Acquisition of PFE Libraries..........................  (236,201)       --
  Additions to film costs, net..........................  (367,458)  (477,558)
  Additions to property and equipment...................    (3,705)    (7,119)
  Other investing activities............................    (3,063)   (10,672)
                                                         ---------  ---------
  Net cash used in investing activities.................  (610,427)  (495,349)
                                                         ---------  ---------
Financing activities:
  Additions to borrowed funds...........................   499,106    304,583
  Repayments of borrowed funds..........................   (25,762)   (36,789)
                                                         ---------  ---------
  Net cash provided by financing activities.............   473,344    267,794
                                                         ---------  ---------
Net change in cash and cash equivalents from operating,
 investing and financing activities.....................   (44,907)    19,658
Net increase (decrease) in cash due to foreign currency
 fluctuations...........................................        33       (124)
                                                         ---------  ---------
Net change in cash and cash equivalents.................   (44,874)    19,534
Cash and cash equivalents at beginning of the period....    54,839      3,978
                                                         ---------  ---------
Cash and cash equivalents at end of the period.......... $   9,965  $  23,512
                                                         =========  =========



     The accompanying Notes to Condensed Consolidated Financial Statements
                   are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 June 30, 1999

Note 1--Basis of Presentation

   The accompanying unaudited condensed consolidated financial statements include the accounts of Metro-Goldwyn-Mayer Inc., Metro-Goldwyn-Mayer Studios Inc. and its majority owned subsidiaries and Orion Pictures Corporation and its majority owned subsidiaries. MGM is a Delaware corporation formed on July 10, 1996 specifically to acquire MGM Studios, and is majority owned by an investor group comprised of Tracinda Corporation and a corporation that is principally owned by Tracinda and certain current and former executive officers of the Company. The acquisition of MGM Studios by MGM was completed on October 10, 1996, at which time MGM commenced principal operations. The acquisition of Orion was completed on July 10, 1997. The Company completed the acquisition of certain film libraries and film related rights that were previously owned by PolyGram N.V. on January 7, 1999.

   The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and the instructions to Form 10-Q related to interim period financial statements. Accordingly, these condensed consolidated financial statements do not include certain information and footnotes required by generally accepted accounting principles for complete financial statements. However, the accompanying unaudited condensed consolidated financial statements contain all adjustments consisting only of normal recurring accruals which, in the opinion of management, are necessary in order to make the financial statements not misleading. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. The company's condensed consolidated financial statements should be read in conjunction with the company's audited financial statements and notes thereto included in the company's Form 10-K for the year ended December 31, 1998. As permitted by Statement of Financial Accounting Standards ("SFAS") No. 53, "Financial Reporting by Producers and Distributors of Motion Pictures," the Company has presented unclassified condensed consolidated balance sheets.

Note 2--Restructuring and Other Charges

   In the six months ended June 30, 1999, the company incurred certain restructuring and other charges, in association with a change in senior management and a corresponding review of the company's operations, aggregating $225.2 million, including (i) a $140.0 million reserve for write-downs and certain other charges regarding a re-evaluation of film properties in various stages of development and production, which has been included as a charge in film and television production and distribution expenses, and (ii) $85.2 million of severance and other related costs, of which $9.0 million has been classified in general and administrative expenses, as well as the estimated costs of withdrawing from the company's arrangements with United International Pictures B.V. ("UIP").

Note 3--WHV Contract Settlement

   On March 12, 1999, the company agreed to accelerate the expiration of the right of Warner Home Video to distribute the company's product in the home video marketplace under the agreement executed in 1990. In consideration for the early expiration of the WHV agreement, the company has agreed to pay WHV $225 million, of which $112.5 million was paid on March 12, 1999 and the remaining $112.5 million of which is payable in September 1999. The parties restructured the terms of the WHV Agreement, which will function as an interim distribution agreement, under which WHV will distribute certain of the company's product in the home video marketplace while the company establishes its own domestic home video distribution network. The Transitional Video Agreement expires on January 31, 2000. Additionally, the company reconveyed to Turner Entertainment Co., Inc., an affiliate of WHV, the right that the company had to distribute in the home video markets worldwide until June 2001, 2,950 Turner titles that had been serviced under the WHV agreement. The

                            METRO-GOLDWYN-MAYER INC.

company recorded a pre-tax contract termination charge in the six months ended June 30, 1999 for $225 million for costs in connection with the early expiration of WHV's rights under the WHV Agreement. The Company's obligation to pay the remaining $112.5 million installment (plus interest at the rate of eight percent per year from March 1999) in September 1999 is secured by a standby letter of credit issued by one of the Company's principal lenders.

Note 4--Film and Television Costs

   Film and television costs, net of amortization, are summarized as follows (in thousands):

                                                         June 30,   December 31,
                                                           1999         1998
                                                        ----------  ------------
   Theatrical productions:
     Released.......................................... $2,528,853   $2,116,007
     Less: accumulated amortization....................   (981,031)    (750,008)
                                                        ----------   ----------
     Released, net.....................................  1,547,822    1,365,999
     Completed not released, net.......................     18,212       98,654
     In process and development, net...................    319,421      283,242
                                                        ----------   ----------
       Subtotal: theatrical productions................  1,885,455    1,747,895
                                                        ----------   ----------
   Television programming..............................    652,678      567,138
     Less: accumulated amortization....................   (306,856)    (238,370)
                                                        ----------   ----------
       Subtotal: television programming................    345,822      328,768
                                                        ----------   ----------
                                                        $2,231,277   $2,076,663
                                                        ==========   ==========

   On January 7, 1999, the company acquired certain film libraries and film related rights containing over 1,300 feature films that were previously owned by PolyGram N.V. and its subsidiaries for $235 million plus acquisition related costs of approximately $1.2 million. The Company funded the PFE Library Acquisition through an advance on the Revolving Facility (as defined in Note 5) and utilization of cash on hand.

   Interest costs capitalized to theatrical productions were $9,938,000 and $7,317,000 during the six months ended June 30, 1999 and 1998, respectively.

Note 5--Bank and Other Debt

   Bank and other debt is summarized as follows (in thousands):

                             June 30,  December 31,
                               1999        1998
                            ---------- ------------
   Revolving Facility...... $  476,000   $    --
   Term Loans..............    700,000    700,000
   Capitalized lease
    obligations and other
    borrowings.............     13,836     15,574
                            ----------   --------
                            $1,189,836   $715,574
                            ==========   ========

                            METRO-GOLDWYN-MAYER INC.

   On October 15, 1997, the company entered into an amended and restated credit facility with a syndicate of banks aggregating $1.3 billion consisting of a six year $600 million revolving credit facility, a $400 million seven and one-half year term loan and a $300 million eight and one-half year term loan. The amended credit facility contains provisions allowing, with the consent of the requisite lenders and subject to syndication thereof, for an additional $200 million tranche, raising the potential amount of the amended credit facility to $1.5 billion. The revolving facility and the $400 million term loan bear interest at 2.50 percent over the Adjusted LIBOR rate, as defined (7.87 percent at June 30, 1999). The $300 million term loan bears interest at 2.75 percent over the Adjusted LIBOR rate (8.12 percent at June 30, 1999). Scheduled amortization of the term loans under the amended credit facility commences with $33 million in 2001, $73 million in 2002, $103 million in 2003, $103 million in 2004 and $103 million in 2005, with the remaining balance due at maturity. The revolving facility matures in October 2003, subject to extension under certain conditions.

   The company has entered into three year fixed interest rate swap contracts in relation to a portion of the amended credit facility for a notional value of $800 million at an average rate of approximately 7.50 percent, which expire in various terms no later than December 2001.

   The company's borrowings under the amended credit facility are secured by substantially all the assets of the company. The amended credit facility contains various covenants including limitations on dividends, capital expenditures and indebtedness, and the maintenance of certain financial ratios. In connection with the $225 million charge in the six months ended June 30, 1999 that resulted from the early termination of the WHV Agreement, the company and its lenders amended the amended credit facility, effective April 30, 1999. As of June 30, 1999, the company was in compliance with all such covenants.

Note 6--Stockholders' Equity

   Dilutive securities of 208,366 shares and 439,264 shares are not included in the calculation of diluted earnings per share in the six months ended June 30, 1999 and 1998, respectively, because they are antidilutive.

   On July 13, 1999, the following measures, among others, were approved at the company's annual meeting of stockholders: (i) an amendment to the company's amended and restated certificate of incorporation to increase the total number of shares of the company's common stock authorized from 250,000,000 to 500,000,000, (ii) the repricing of stock options of the company granted pursuant to the amended and restated 1996 stock incentive plan, (iii) an increase in the aggregate number of shares of the common stock of the Company issuable under the amended and restated 1996 stock incentive plan, (iv) an amendment to the bonus interest agreements entered into pursuant to the senior management bonus plan, and (v) the issuance of options to purchase shares of the common stock of the Company to Alex Yemenidjian, chairman of the board of directors and chief executive officer of the company, and to Christopher J. McGurk, vice chairman and chief operating officer of the company.

Note 7--Segment Information

   The company's business units have been aggregated into three reportable operating segments: feature films, television programming and other. The factors for determining the reportable segments were based on the distinct nature of their operations. They are managed as separate business units because each requires and is responsible for executing a unique business strategy. Earnings of industry segments and geographic areas exclude interest income, interest expense, goodwill amortization, income taxes and other unallocated corporate expenses. Identifiable assets are those assets used in the operations of the segments. Corporate assets consist of cash, certain corporate receivables and intangibles.

                            METRO-GOLDWYN-MAYER INC.

   Summarized financial information concerning the company's reportable segments is shown in the following tables (in thousands):

                                        Feature   Television
                                         Films     Programs   Other     Total
                                       ---------  ---------- -------  ---------
   Six Months Ended June 30:
   1999:
     Revenues......................... $ 348,008   $ 93,018  $29,891  $ 470,917
     Segment income (loss)............ $(177,273)  $  8,053  $13,368  $(155,852)
   1998:
     Revenues......................... $ 471,297   $105,839  $20,525  $ 597,661
     Segment income (loss)............ $  18,103   $  9,417  $(1,639) $  25,881

   The following is a reconciliation of the change in reportable segment assets:

                                             December 31,  Increase   June 30,
                                                 1998     (Decrease)    1999
                                             ------------ ---------- ----------
   Feature films............................  $2,096,092   $141,846  $2,237,938
   Television programs......................     400,646     22,647     423,293
   Other....................................      19,718     (5,712)     14,006
                                              ----------   --------  ----------
     Total reportable segment assets........  $2,516,456   $158,781  $2,675,237
                                              ==========   ========  ==========

   The following table presents the details of other operating segment income
(loss):

                                                            Six Months Ended
                                                                 June 30,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
   Licensing and merchandising............................. $  2,042  $   (510)
   Interactive media.......................................   (1,067)   (8,557)
   Music...................................................    3,718     1,906
   Losses on equity investments............................   (4,938)   (5,769)
   Other...................................................   13,613    11,291
                                                            --------  --------
                                                            $ 13,368  $ (1,639)
                                                            ========  ========

                            METRO-GOLDWYN-MAYER INC.

   The following is a reconciliation of reportable segment income to income
(loss) before provision for income taxes:

                                                            Six Months Ended
                                                                June 30,
                                                           -------------------
                                                             1999       1998
                                                           ---------  --------
   Segment income (loss).................................. $(155,852) $ 25,881
   General and administrative expenses....................   (49,129)  (50,651)
   Severance and related costs............................   (76,158)      --
   Contract termination fee...............................  (225,000)      --
   Goodwill amortization..................................    (7,486)   (6,922)
                                                           ---------  --------
   Operating loss.........................................  (513,625)  (31,692)
   Interest expense, net of amounts capitalized...........   (41,238)  (38,428)
   Interest and other income, net.........................     2,518     1,745
                                                           ---------  --------
   Loss before provision for income taxes................. $(552,345) $(68,375)
                                                           =========  ========

   The following is a reconciliation of reportable segment assets to consolidated total assets:

                                                        June 30,    December 31,
                                                          1999          1998
                                                       -----------  ------------
   Total assets for reportable segments...............  $2,675,237   $2,516,456
   Goodwill not allocated to segments.................     553,540      561,026
   Other unallocated amounts..........................      31,921       81,496
                                                       -----------  -----------
   Consolidated total assets..........................  $3,260,698   $3,158,978
                                                       ===========  ===========

Note 8--Commitments and Contingencies

   The company, together with other major companies in the filmed entertainment industry, has been subject to numerous antitrust suits brought by various motion picture exhibitors, producers and others. In addition, various legal proceedings involving alleged breaches of contract, antitrust violations, copyright infringement and other claims are now pending, which the company considers routine to its business activities.

   In the opinion of company management, any liability under pending litigation is likely to be not material in relation to the company's financial condition or results of operations.

Note 9--Supplementary Cash Flow Information

   The company paid interest, net of capitalized interest, of $30,655,000 and $28,192,000 during the six months ended June 30, 1999 and 1998, respectively. The company paid income taxes of $5,622,000 and $4,051,000 during the six months ended June 30, 1999 and 1998, respectively.

   Included in net cash provided by operating activities for the six months ended June 30, 1999 is a $112.5 million payment to WHV representing the initial payment in consideration for the early expiration of the WHV Agreement (see
Note 3). The remaining $112.5 million payment due to WHV (plus interest at the rate of eight percent per year) is payable in September 1999.

   During the six months ended June 30, 1999 and 1998, the company contributed 58,740 and 32,185 shares of common stock valued at $843,000 and $695,000, respectively, to the company's 401(k) savings plan. In the six months ended June 30, 1999, the company also contributed 2,184 shares of common stock valued at $31,000 to non-employee directors of the company.

                            METRO-GOLDWYN-MAYER INC.

Note 10--Subsequent Event

   On July 13, 1999, the Company filed a Form S-3 registration statement with the Securities and Exchange Commission indicating that the Company intends to seek approximately $750 million in additional equity financing, which may be in the form of a rights offering, a secondary offering of common stock, or a combination thereof.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Metro-Goldwyn-Mayer Studios Inc.:

   We have audited the accompanying consolidated statements of operations and comprehensive income (loss), stockholder's equity and cash flows for the period from January 1, 1996 to October 10, 1996 of Metro-Goldwyn-Mayer Studios Inc. (formerly known as Metro-Goldwyn-Mayer Inc.) and its subsidiaries. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company for the period from January 1, 1996 to October 10, 1996 in conformity with generally accepted accounting principles.

                                                             Arthur Andersen LLP

Los Angeles, California
December 16, 1996

                        METRO-GOLDWYN-MAYER STUDIOS INC.

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
                                 (in thousands)

                                                                  January 1 to
                                                                  October 10,
                                                                      1996
                                                                  ------------
Revenues.........................................................   $  912,706
Expenses:
 Film and television production and distribution.................      953,820
 General and administrative......................................       60,056
 Goodwill amortization...........................................       11,570
 Provision for impairment........................................      563,829
                                                                    ----------
  Total expenses.................................................    1,589,275
                                                                    ----------
Operating loss...................................................     (676,569)
Other income (expense):
 Interest expense, net of amounts capitalized....................      (71,375)
 Interest and other income, net..................................        3,179
                                                                    ----------
  Total other expense............................................      (68,196)
                                                                    ----------
Loss from operations before provision for income taxes...........     (744,765)
Income tax provision.............................................         (273)
                                                                    ----------
Net loss.........................................................     (745,038)
Other comprehensive income, net of tax:
 Foreign currency translation adjustment.........................           95
                                                                    ----------
Comprehensive loss...............................................   $ (744,943)
                                                                    ==========




  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        METRO-GOLDWYN-MAYER STUDIOS INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                       (in thousands, except share data)

                             Common Stock
                         -------------------- Additional              Accum. Other       Total
                         Number of    Par      Paid-in                Comprehensive  Stockholder's
                          Shares     Value     Capital     Deficit       Income         Equity
                         --------- ---------  ---------- -----------  -------------  -------------
Balance December 31,
 1995...................        10        $ 1 $2,132,694 $(1,472,783)         $(413)     $ 659,499
Contributions received
 from affiliate.........        --         --     89,439          --             --         89,439
Dividends declared......        --         --         --      (3,995)            --         (3,995)
Foreign currency
 translation
 adjustment.............        --         --         --          --             95             95
Net loss................        --         --         --    (745,038)            --       (745,038)
                         --------  ---------  ---------- -----------    ----------       ---------
Balance October 10,
 1996...................        10        $ 1 $2,222,133 $(2,221,816)         $(318)     $      --
                         ========  =========  ========== ===========    ==========       =========



  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        METRO-GOLDWYN-MAYER STUDIOS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                   January 1 to
                                                                   October 10,
                                                                       1996
                                                                   ------------
Operating activities:
 Net loss.........................................................  $(745,038)
 Adjustments to reconcile net loss from operations to net cash provided by operating activities:
  Amortization of film and television costs, film distribution
   organization and participants' share...........................    608,704
  Depreciation and amortization of property and equipment.........      4,645
  Provision for impairment and amortization of intangibles........    575,399
  Increase in bad debt and other reserves.........................        430
  Gains on equity investments.....................................     (1,967)
  Increase in accounts and contracts receivable, advances to
   affiliates and other assets....................................    (28,192)
  Decrease in accounts payable, accrued and other liabilities,
   accrued participants' share and domestic and foreign taxes.....    (19,970)
  Decrease in advances and deferred revenues......................    (51,199)
  Foreign currency exchange loss and other........................        325
                                                                    ---------
   Net cash provided by operating activities......................    343,137
                                                                    ---------
Investing activities:
 Additions to film costs, net.....................................   (369,148)
 Additions to property and equipment..............................     (6,901)
 Other investing activities.......................................     (4,093)
                                                                    ---------
   Net cash used in investing activities..........................   (380,142)
                                                                    ---------
Financing activities:
 Additions to borrowed funds......................................    165,866
 Repayments of borrowed funds.....................................   (114,854)
 Dividends paid...................................................     (6,160)
                                                                    ---------
   Net cash provided by financing activities......................     44,852
                                                                    ---------
Net change in cash and cash equivalents from operating, investing
 and financing activities.........................................      7,847
Net decrease in cash due to foreign currency fluctuations.........       (258)
                                                                    ---------
Net change in cash and cash equivalents...........................      7,589
Cash and cash equivalents at beginning of period..................     17,128
                                                                    ---------
Cash and cash equivalents at end of the period....................  $  24,717
                                                                    =========


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        METRO-GOLDWYN-MAYER STUDIOS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                October 10, 1996

Note 1--Basis of Presentation and Summary of Significant Accounting Policies

   Basis of Presentation. The accompanying consolidated financial statements include the accounts of Metro-Goldwyn-Mayer Studios Inc. (formerly known as Metro-Goldwyn-Mayer Inc.), and its majority-owned subsidiaries ("MGM Studios" or "the Company"). The Company is wholly owned by MGM Group Holdings Corporation ("MGM Group Holdings"), an indirect wholly owned subsidiary of Consortium de Realisation ("CDR"). CDR is a wholly owned subsidiary of Credit Lyonnais S.A. ("Credit Lyonnais") and is controlled by the French State. On October 10, 1996, the Company was sold to an unaffiliated group of investors (see Note 11). The sale transaction has not been reflected in the accompanying historical financial statements, except to reduce certain long-lived assets to their net realizable value (see Note 2).

   Business. The Company is engaged in the financing, production and worldwide distribution of theatrical motion pictures and television programming, as well as new media and interactive products. The Company also distributes films produced or financed, in whole or in part, by third parties.

   Principles of Consolidation. The consolidated financial statements include the accounts of MGM Studios and all of its majority-owned and controlled subsidiaries. The Company's investments in related companies which represent a 20% to 50% ownership interest over which the Company has significant influence but not control are accounted for using the equity method. All significant intercompany balances and transactions have been eliminated.

   Revenue Recognition. Revenues from theatrical distribution of feature films are recognized on the dates of exhibition. Revenues from direct home video distribution are recognized, net of an allowance for estimated returns, together with related costs, in the period in which the product is available for sale by the Company's customers. Revenues from television licensing, together with related costs, are recognized when the feature film or television program is available to the licensee for telecast. Generally, feature films are first made available for home video release in a particular territory six months after theatrical release in such territory; for pay television, one year after theatrical release; for initial free television, two to three years after theatrical release; and for syndication, approximately three to five years after theatrical release. Long-term non-interest-bearing receivables arising from licensing agreements are discounted to present value.

   Accounting for Film Costs. Except for purchase accounting adjustments, film costs include the costs of production, prints, pre-release and other advertising expected to benefit future periods and capitalized overhead and interest. These costs, as well as participations and talent residuals, are charged against earnings on an individual film basis in the ratio that the current year's gross film revenues bear to management's estimate of total remaining ultimate gross film revenues from all sources.

   Film costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Revenue and cost forecasts are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a feature film or television program will result in an ultimate loss, additional amortization is recognized to the extent required to produce a zero gross margin over the remaining life of the film or television program.

   The film distribution organization is an intangible asset reflecting the estimated value of the Company's investment in its worldwide distribution organization; these costs are being amortized on a straight-line basis over 40 years. During the period ended October 10, 1996, the Company recorded a charge of $404,409,000 to write off its remaining investment in the film distribution organization (see Note 2).

   Property and equipment. Property and equipment are stated at cost. Depreciation of property and equipment is computed under the straight-line method over the expected useful lives of applicable assets,

                        METRO-GOLDWYN-MAYER STUDIOS INC.

ranging from three to five years. Amortization of leasehold assets is computed under the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases. When property is sold or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts, and any resulting gain or loss is included in income. The costs of normal maintenance and repairs and minor replacements are charged to expense when incurred.

   Trademarks, Logos and Goodwill. Trademarks, logos and the excess cost of acquisitions over the fair market values of identifiable net assets acquired (goodwill) are amortized over an estimated useful life of 40 years using the straight-line method. During 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The carrying value of existing assets are reviewed when events or changes in circumstances indicate that an impairment test is necessary in order to determine if an impairment has occurred. When factors indicate that such assets should be evaluated for possible impairment, the Company will estimate the future cash flows expected to result from the use of the assets and their eventual disposition, and compare the amounts to the carrying value of the assets to determine if an impairment loss has occurred. Accordingly, the Company recorded a charge of $159,420,000 to reduce the net realizable value of goodwill (see Note 2).

   Income Taxes. In accordance with SFAS No. 109, "Accounting For Income Taxes", deferred tax assets and liabilities are recognized with respect to the tax consequences attributable to differences between the financial statement carrying values and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Further, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

   From May 7, 1992 to October 10, 1996, the Company had been included in the consolidated federal income tax return of MGM Group Holdings. The Company's income tax provision has been computed on a separate return basis, modified to allocate to MGM Studios the benefits calculated at the MGM Group Holdings level which results from the Company's tax attributes. Foreign subsidiaries file separate or consolidated returns depending on the statutes and elections available in each foreign jurisdiction.

   Foreign Currency Translation. Generally, foreign subsidiary assets and liabilities are translated into United States dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses of foreign subsidiaries are translated into United States dollars at the average exchange rates that prevailed during the period. The gains or losses that result from this process are included as a component of the cumulative translation adjustment balance in stockholder's equity. Foreign currency denominated transactions are recorded at the exchange rate in effect at the time of occurrence, and the gains or losses resulting from subsequent translation at current exchange rates are included in the statement of operations.

   Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Management estimates ultimate revenues and costs for feature films and television programs for each market based on anticipated release patterns, public acceptance and historical results for similar products. Actual results could differ from those estimates.

Note 2--Impairment of Intangible Assets

   As discussed in Note 11, the Company was sold to an unaffiliated group of investors effective on October 10, 1996. The proceeds from the sale of $1,300,000,000 were insufficient to recover the net asset value of the

                        METRO-GOLDWYN-MAYER STUDIOS INC.

Company on the date of the disposition, and were insufficient to repay the bank debt and related accrued interest due to Credit Lyonnais. In accordance with SFAS No. 121, the Company recorded a charge of $404,409,000 to write off its remaining investment in the film distribution organization and a charge of $159,420,000 to reduce its investment in goodwill to net realizable value during the period ended October 10, 1996.

Note 3--Stockholder's Equity

   An affiliate of Credit Lyonnais has agreed to pay bonuses to certain executives of the Company due upon the sale of the Company (see Note 11). Accordingly, the Company has recorded compensation expense and a corresponding contribution to capital of $9,641,000 during the period ended October 10, 1996, respectively.

Note 4--Income Taxes

   Pursuant to a tax sharing agreement, the Company computes its income tax provision and corresponding deferred tax liabilities and assets, net of a valuation allowance, on a separate tax return basis, modified as discussed above with respect to the tax basis of assets transferred in the restructuring, and further modified to reflect the allocation to the Company of any tax benefits recognized by the consolidated filing group to the extent that the Company's losses in the current period reduce the current or deferred income taxes payable.

   As of October 10, 1996, the Company and its subsidiaries had net operating loss carryforwards of $268,888,000, capital loss carryforwards of $29,616,000 and investment tax credit carryforwards of $12,836,000, before adjustments for the effect of the tax sharing agreement, which expire through 2010. These carryforwards are available for use in the U.S. consolidated tax return group, of which the Company is a member, and are subject to the tax sharing agreement between the Company and MGM Group Holdings. A portion of these losses are subject to substantial limitations on utilization because of various income tax rules.

   Details of the provision for income taxes are as follows (in thousands):

                                                                    January 1 to
                                                                    October 10,
                                                                        1996
                                                                    ------------
   Current taxes:
     Foreign taxes.................................................  $     273
   Deferred taxes:
     Federal and state taxes (benefit).............................   (241,630)
     Adjustment for change in enacted tax rate.....................         --
     Adjustment for change in valuation allowance..................    241,630
                                                                     ---------
       Total tax provision.........................................  $     273
                                                                     =========

   The following is a summary reconciliation of the effective tax rate to the assumed federal tax rate:

                                                                    January 1 to
                                                                    October 10,
                                                                        1996
                                                                    ------------
   Assumed federal tax rate on loss................................     (35)%
   Goodwill and other permanent differences........................       8 %
   Foreign taxes, net of available federal tax benefit.............       1 %
   Loss carryforward not benefited.................................      27 %
                                                                        ---
     Effective tax rate............................................       1 %
                                                                        ===

                        METRO-GOLDWYN-MAYER STUDIOS INC.

   The Company has various foreign subsidiaries formed or acquired to produce or distribute motion pictures outside the United States. In the opinion of management, the earnings of these subsidiaries are not permanently invested outside the United States. Pursuant to APB 23, tax expense has accordingly been provided for these unremitted earnings.

   Federal income tax returns for the periods ended through March 25, 1986 have been examined by the Internal Revenue Service. In the opinion of management, any adjustments which may result from the examination of subsequent periods for which the Company is responsible will not have a material effect on the Company's consolidated financial position or results of operations.

Note 5--Retirement Plans

   The Company has a non-contributory retirement plan (the "Basic Plan") covering substantially all regular full-time, non-union employees. Benefits are based on years of service and compensation, as defined.


   Pension costs includes the following components (in thousands):

                                                                    January 1 to
                                                                    October 10,
                                                                        1996
                                                                    ------------
   Service cost....................................................    $  854
   Interest cost on projected benefit obligation...................       570
   Actual return on plan assets....................................      (521)
   Net amortization and deferral...................................       148
                                                                       ------
   Net periodic pension cost.......................................    $1,051
                                                                       ======

   A significant number of the Company's production employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed approximately $5,775,000 in 1996 for such plans. Information from the plans' administrators is not sufficient to permit the Company to determine its share of unfunded vested benefits, if any.

Note 6--Related Party Transactions

   The Company has credit arrangements with CLBN and Credit Lyonnais (collectively, the "'Bank"). Interest of approximately $45,000,000 was charged by the Bank during the period ended October 10, 1996. Pursuant to the terms of its credit facilities, the Company also paid to the Bank charges related to letters of credit and other fees of approximately $19,000.

   The Company has entered into various agreements to develop and produce certain films and television programs with Hometown Films Inc., an entity controlled by Mr. Frank Mancuso, Jr., who is a relative of the Company's Chairman of the Board and Chief Executive Officer. Pursuant to these agreements, the Company paid Hometown Films Inc., approximately $1,582,000 during the period from January 1, 1996 to October 10, 1996. The agreements provide for additional producer fees and potential profit participations to be paid in the future at terms consistent with comparable development and production agreements with third parties.

   During the period ended October 10, 1996, the Company incurred legal fees of approximately $1,735,000 to White & Case, one of whose partners is also a director of the Company.

                        METRO-GOLDWYN-MAYER STUDIOS INC.

Note 7--Foreign Operations and Export Sales

   The Company's foreign activities are principally motion picture and television production and distribution in territories outside of the United States and Canada. Net foreign assets and income from subsidiaries operating in foreign countries are not material in relation to consolidated net assets or consolidated net loss.

   Revenues earned from motion picture and television films produced in the United States by territory were as follows (in thousands):

                                                                    January 1 to
                                                                    October 10,
                                                                        1996
                                                                    ------------
   United States and Canada........................................     $570,586
   Europe..........................................................      215,588
   Asia and Australia..............................................       94,133
   Other...........................................................       32,399
                                                                       ---------
                                                                        $912,706
                                                                       =========

Note 8--Commitments and Contingencies

   Leases. The Company has operating leases for offices and equipment. Certain property leases include provisions for increases over base year rents as well as for escalation clauses for maintenance and other building operations. Rent expense was approximately $8,500,000 for the period ended October 10, 1996.

   Employment Agreements. The Company has employment agreements with several principal officers and employees. The agreements provide for minimum salary levels as well as, in some cases, bonuses. In addition, the Company's shareholder is obligated to pay bonuses to certain executives in the event the value of the Company is eventually determined to exceed a defined amount. Based on the sales price of the Company, as described in Note 11, this incentive bonus amounted to $19,641,000. The Company has recorded compensation expense and a corresponding contribution to capital of $9,641,000 for the period ended October 10, 1996. Certain executives are entitled to terminate their employment agreements upon the sale of the Company.

   Creative Talent Agreements. The Company has entered into contractual agreements for creative talent related to future film production which aggregate approximately $9,449,000 at October 10, 1996. Such amounts are scheduled to be paid through 1997.

   Litigation. The Company, together with other major companies in the filmed entertainment industry, has been subject to numerous antitrust suits brought by various motion picture exhibitors, producers and others. In addition, various legal proceedings involving alleged breaches of contract, antitrust violations, copyright infringement and other claims are now pending, which the Company considers routine to its business activities.

   In the opinion of Company management, any liability under pending litigation is not material in relation to the Company's results of operations.

Note 9--Supplementary Cash Flow Information

   Total interest paid, net of capitalized interest, was $29,490,000 in the period ended October 10, 1996. Income taxes paid were $17,856,000 in the period ended October 10, 1996.

   The Company recorded a non-cash contribution of capital of $9,641,000 during the period ended October 10, 1996, respectively, from CDR due to the payment of compensation expense (see Note 8).

                        METRO-GOLDWYN-MAYER STUDIOS INC.

Note 10--Quarterly Financial Data (Unaudited)

   Certain quarterly information is presented below (in thousands):

                                                   First     Second     Third
                                                  Quarter   Quarter    Quarter
                                                 ---------  --------  ---------
   1996:
     Revenues................................... $ 286,947  $308,185  $ 317,574
     Operating loss.............................   (24,724)  (25,086)  (626,759)
     Interest expense, net......................    22,361    22,725     26,289
     Net loss...................................   (53,678)  (49,874)  (641,486)

   1996 Quarterly Results. The third quarter of 1996 includes the period from July 1, 1996 to October 10, 1996, the date of the Acquisition. In the third quarter of 1996, the Company recorded a charge of $563,829,000 to write off its remaining investment in the film distribution organization and to reduce its investment in goodwill to net realizable value (see Note 2).

Note 11--Subsequent Event

   On October 10, 1996, CDR completed the sale of all of the Company's outstanding stock to Metro-Goldwyn-Mayer Inc. (formerly P&F Acquisition Corp.) an entity formed by Tracinda Corporation, Seven Network Limited and Mr. Frank
G. Mancuso, for $1,300,000,000. In connection with the sale of the Company, Mr. Mancuso has entered into a new five year employment agreement to remain as Chief Executive Officer and Chairman of the Board of Directors of the Company. The acquisition price was financed with equity contributions of $900,000,000 and new bank debt of $400,000,000. The Company obtained $800,000,000 in Senior Secured Credit Facilities to partially finance the acquisition of the Company and to provide for ongoing operations of the Company. The Company's existing bank debt was extinguished upon the closing of the transaction. The acquisition will be accounted for as a purchase.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Metro-Goldwyn-Mayer Inc.:

   We have audited in accordance with generally accepted auditing standards, the financial statements of Metro-Goldwyn-Mayer Inc. included in this Prospectus and have issued our report thereon dated February 23, 1999. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedules are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                            Arthur Andersen LLP

Los Angeles, California
February 23, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Metro-Goldwyn-Mayer Studios Inc.:

   We have audited in accordance with generally accepted auditing standards, the financial statements of Metro-Goldwyn-Mayer Studios Inc. for the period from January 1, 1996 to October 10, 1996 included in this Prospectus and have issued our report thereon dated December 16, 1996. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule is the responsibility of the Company's management and are presented for the purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                            Arthur Andersen LLP

Los Angeles, California
December 16, 1996

           SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                            METRO-GOLDWYN-MAYER INC.
                                 (PARENT ONLY)

                                 BALANCE SHEETS
                       (in thousands, except share data)

                                                      December 31,  December
                                                          1998      31, 1997
                                                      ------------ -----------
                       ASSETS
                       ------
Investments and advances to affiliates...............  $1,919,657  $ 1,378,555
                                                       ==========  ===========

        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------
Liabilities..........................................  $      --   $       --

Commitments and contingencies

Stockholders' equity:
  Common Stock, $.01 par value, 250,000,000 shares
   authorized, 150,856,424 and 65,765,655 shares
   issued and outstanding............................       1,509          658
  Additional paid-in capital.........................   2,203,490    1,504,850
  Deficit............................................    (285,596)    (127,948)
  Accumulated other comprehensive income.............         254          995
                                                       ----------  -----------
    Stockholders' equity.............................   1,919,657    1,378,555
                                                       ----------  -----------
                                                       $1,919,657  $ 1,378,555
                                                       ==========  ===========



  The accompanying Notes to Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.
                                 (PARENT ONLY)

            STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
                       (in thousands, except share data)

                                               Year Ended         October 11 to
                                              December 31,        December 31,
                                             1998        1997         1996
                                          ----------  ----------  -------------
Revenues................................  $      --   $      --    $      --
Expenses:
  Equity in net (income) losses of
   subsidiaries.........................     157,648      94,760       (9,776)
  Interest expense, net.................         --       33,354        9,610
                                          ----------  ----------   ----------
    Total expenses......................     157,648     128,114         (166)
                                          ----------  ----------   ----------
Net income (loss).......................    (157,648)   (128,114)         166
Foreign currency translation
 adjustment.............................        (741)       (150)       1,145
                                          ----------  ----------   ----------
Comprehensive income (loss).............  $ (158,389) $ (128,264)  $    1,311
                                          ==========  ==========   ==========
Earnings (loss) per share:
  Basic.................................  $    (2.08) $    (4.47)  $     0.01
                                          ==========  ==========   ==========
  Diluted...............................  $    (2.08) $    (4.47)  $     0.00
                                          ==========  ==========   ==========
Weighted average number of common shares
 outstanding:
  Basic.................................  75,816,326  28,634,362   16,692,217
                                          ==========  ==========   ==========
  Diluted...............................  75,816,326  28,634,362   37,796,672
                                          ==========  ==========   ==========



  The accompanying Notes to Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.
                                 (PARENT ONLY)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (in thousands, except share data)

                            Preferred
                              Stock           Common Stock
                          ---------------  ------------------   Add'l     Retained   Accum. Other      Total
                           No. of    Par     No. of     Par    Paid-in    Earnings   Comprehensive Stockholders'
                           Shares   Value    Shares    Value   Capital    (Deficit)     Income        Equity
                          --------  -----  ----------- ------ ----------  ---------  ------------- -------------
Beginning Balance.......       --   $ --           --  $  --  $      --   $     --       $ --       $      --
Issuance of preferred
 and common stock.......   501,006      5   16,700,342    167    901,639        --         --          901,811
Foreign currency
 translation
 adjustment.............       --     --           --     --         --         --       1,145           1,145
Net income..............       --     --           --     --         --         166        --              166
                          --------  -----  ----------- ------ ----------  ---------      -----      ----------
Balance December 31,
 1996...................   501,006      5   16,700,342    167    901,639        166      1,145         903,122
Issuance of preferred
 and common stock.......     1,914    --    28,110,145    281    603,416        --         --          603,697
Conversion of preferred
 stock into common
 stock..................  (502,920)    (5)  20,955,168    210       (205)       --         --              --
Foreign currency
 translation
 adjustment.............       --     --           --     --         --         --        (150)           (150)
Net loss................       --     --           --     --         --    (128,114)       --         (128,114)
                          --------  -----  ----------- ------ ----------  ---------      -----      ----------
Balance December 31,
 1997...................       --     --    65,765,655    658  1,504,850   (127,948)       995       1,378,555
Issuance of common
 stock..................       --     --    85,090,769    851    697,084        --         --          697,935
Amortization of deferred
 stock compensation.....       --     --           --     --       1,556        --         --            1,556
Foreign currency
 translation
 adjustment.............       --     --           --     --         --         --        (741)           (741)
Net loss................       --     --           --     --         --    (157,648)       --         (157,648)
                          --------  -----  ----------- ------ ----------  ---------      -----      ----------
Balance December 31,
 1998...................       --   $ --   150,856,424 $1,509 $2,203,490  $(285,596)     $ 254      $1,919,657
                          ========  =====  =========== ====== ==========  =========      =====      ==========



  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.
                                 (PARENT ONLY)

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                    October 11
                                                 Year Ended             to
                                                December 31,       December 31,
                                               1998       1997         1996
                                             ---------  ---------  ------------
Operating activities:
  Net income (loss)......................... $(157,648) $(128,114) $       166
  Adjustments to reconcile net income from
   operations to net cash used by operating
   activities:
    Losses (gains) on equity investments,
     net....................................   157,648     94,760       (9,776)
    Amortization of debt issuance costs.....       --       3,934        1,068
    Increase (decrease) in accrued
     liabilities............................       --      (1,453)       1,453
                                             ---------  ---------  -----------
    Net cash used by operating activities...       --     (30,873)      (7,089)
                                             ---------  ---------  -----------
Investing activities:
  Acquisition of MGM Studios Inc............       --         --    (1,331,430)
  Acquisition of Orion Pictures
   Corporation..............................       --    (561,617)         --
                                             ---------  ---------  -----------
  Net cash used in investing activities.....       --    (561,617)  (1,331,430)
                                             ---------  ---------  -----------
Financing activities:
  Proceeds from issuance of equity
   securities to outside parties............    73,185    165,000          --
  Proceeds from issuance of equity
   securities to related parties............   623,315    438,697      901,811
  Proceeds from debt issuance...............       --         --       475,000
  Net bank repayments.......................       --    (443,750)     (31,417)
  Net intercompany advances (repayments)....  (696,500)   432,543       (6,875)
                                             ---------  ---------  -----------
  Net cash provided by financing
   activities...............................       --     592,490    1,338,519
                                             ---------  ---------  -----------
Net change in cash and cash equivalents.....       --         --           --
Cash and cash equivalents at beginning of
 period.....................................       --         --           --
                                             ---------  ---------  -----------
Cash and cash equivalents at end of the
 period..................................... $     --   $     --   $       --
                                             =========  =========  ===========



  The accompanying Notes to Financial Statements are an integral part of these statements.

                     METRO-GOLDWYN-MAYER INC. (PARENT ONLY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1998

Note 1--Basis of Presentation

   The accompanying financial statements include the accounts of Metro-Goldwyn-Mayer Inc. (formerly known as P&F Acquisition Corp.) ("MGM", or "the Company") presented on a separate company (parent only) basis. MGM is a Delaware corporation formed on July 10, 1996 specifically to acquire MGM Studios. The acquisition of MGM Studios by MGM was completed on October 10, 1996 (see Note
2), at which time MGM commenced principal operations. MGM acquired Orion Pictures Corporation and its majority owned subsidiaries on July 10, 1997. Prior to its acquisition by MGM, MGM Studios was wholly owned by MGM Group Holdings Corporation, an indirect wholly owned subsidiary of Consortium de Realisation ("CDR"). CDR is a wholly owned subsidiary of Credit Lyonnais S.A. and is controlled by the French State.

Note 2--Bank Debt

   On October 15, 1997, MGM Studios entered into an amended and restated credit facility with a syndicate of banks aggregating $1.3 billion (the "Amended Credit Facility"). Concurrent with the Amended Credit Facility, MGM Studios repaid $739,653,000 of bank debt and accrued interest on behalf of the Company. For additional information regarding the Registrant's borrowings under debt agreements and other borrowings, see Note 6 to the Consolidated Financial Statements.

                            METRO-GOLDWYN-MAYER INC.

          SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (In Thousands)

                                            Additions
                                        ------------------
                             Balance at    Charged to                  Balance
                             Beginning      Costs and                  at End
                             of Period  Expenses Acquired  Deductions of Period
                             ---------- ------------------ ---------- ---------
Year Ended December 31,
 1998:
Reserve for allowances and
 doubtful accounts..........  $27,603   $    467  $    --   $ (4,850)  $23,220
                              =======   ========  ========  ========   =======
Reserve for termination
 costs under acquisitions...  $16,380   $    --   $    --   $(16,380)  $   --
                              =======   ========  ========  ========   =======
Reserve for severance under
 corporate restructuring
 program....................  $   --    $ 13,182  $    --   $ (9,372)  $ 3,810
                              =======   ========  ========  ========   =======
Year Ended December 31,
 1997:
Reserve for allowances and
 doubtful accounts..........  $11,730   $  3,166  $ 13,600  $   (893)  $27,603
                              =======   ========  ========  ========   =======
Reserve for termination
 costs under acquisitions...  $ 9,547   $    --   $ 36,000  $(29,167)  $16,380
                              =======   ========  ========  ========   =======
For the Period from October
 11, 1996 to December 31,
 1996:
Reserve for allowances and
 doubtful accounts..........  $12,718   $    (21) $    --   $   (967)  $11,730
                              =======   ========  ========  ========   =======
Reserve for termination
 costs under acquisitions...  $   --    $    --   $ 45,384  $(35,837)  $ 9,547
                              =======   ========  ========  ========   =======
For the Period from January
 1, 1996 to October 10,
 1996:
Reserve for allowances and
 doubtful accounts..........  $18,479   $    430  $    --   $ (6,191)  $12,718
                              =======   ========  ========  ========   =======
Reserve for home video
 inventory obsolescence,
 shrinkage and
 reduplication..............  $ 1,769   $    --   $    --   $ (1,769)  $   --
                              =======   ========  ========  ========   =======

PROSPECTUS
----------

                    [LOGO OF METRO GOLDWYN MAYER TRADEMARK]

                           METRO-GOLDWYN-MAYER INC.

                                 Common Stock
                              Subscription Rights

   We may use this prospectus to offer and sell, separately or together, common stock and subscription rights.

   These securities will have an aggregate initial public offering price not to exceed $862,500,000 and will be offered and sold at prices and on terms to be determined at the time of sale. The specific terms of the securities for which this prospectus is being delivered will be set forth in an accompanying supplement to this prospectus. These terms may include, where applicable, the initial public offering price, the net proceeds to the company and whether the subscription rights, if any, will be listed on any securities exchange.

   Our common stock trades on the NYSE under the symbol "MGM." On September 7, 1999, the closing price of the common stock was $20 per share. Any subscription rights which are issued will be transferable, and we anticipate that the rights would be authorized for trading on the NYSE under the symbol "MGM rt."

   As will be described in more detail in any prospectus supplement, the securities may be offered through an underwriter or underwriting syndicates represented by one or more managing underwriters or through dealers. The securities may also be sold directly or through agents to investors. See "Plan of Distribution."

   This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is September 9, 1999.

                               Table Of Contents

                                                                            Page
                                                                            ----
About this Prospectus......................................................   2
Forward-Looking Statements.................................................   2
Use of Proceeds............................................................   3
Price Range of Common Stock................................................   4
Dividend Policy............................................................   4
The Company................................................................   4

                                                                            Page
                                                                            ----
Plan of Distribution.......................................................   5
Description of Securities..................................................   6
Legal Matters..............................................................   7
Experts....................................................................   7
Where You Can Find More Information........................................   7


                             ABOUT THIS PROSPECTUS

   This prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may from time to time over approximately the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $862,500,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" on page 7 below.

   You should rely only on the information or representations incorporated by reference or provided in this prospectus and in the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. You may obtain copies of the Registration Statement, or any document which we have filed as an exhibit to the Registration Statement or to any other SEC filing, either from the SEC or from the Secretary of the company as described below. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the accompanying prospectus supplement is accurate as of any date other than the dates printed on the front of each such document.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains or incorporates by reference forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Forward-looking statements typically can be identified by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "intend," "forecast" and the like. These statements appear in a number of places in this prospectus and the information incorporated by reference and include statements regarding our current intentions, plans, strategies, beliefs and expectations.

   Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus, or incorporated by reference, identifies important factors that could cause such differences.

                                USE OF PROCEEDS

   Unless otherwise specified in a prospectus supplement, we plan to use substantially all of the net proceeds from the sale of the offered securities to repay any outstanding amounts under our bridge loan and then to reduce amounts that we owe under the revolving portion of our $1.3 billion primary credit facility. We will use any remaining proceeds for general corporate purposes. Our business plan calls for substantial continued borrowing under this facility, subject to our compliance with its terms. For example, on September 1, 1999, we drew upon funds from the facility to make the second payment to Warner Home Video of $112.5 million, plus interest, in connection with the termination of our home video distribution arrangement. As of September 9, 1999, there was approximately $250 million outstanding under our bridge loan (which is required to be repaid out of the proceeds of any equity offering), and we owed approximately $359 million under the revolving portion of our primary credit facility, which bear interest at the rate of 7.08% and 7.75% per annum, respectively, and are due (1) in the case of the bridge loan, upon the earlier of the receipt of any net cash proceeds from the sale of the offered securities or July 2006 and (2) in the case of the revolving portion of our credit facility, in October 2003, subject to extension under certain conditions. During the past 12 months, borrowings under the bridge loan and the credit facility were used to (a) fund the PolyGram acquisition, (b) make our payments to Warner Home Video and (c) provide working capital for general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

   The common stock is listed on the NYSE and trades under the symbol "MGM." The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the NYSE.

                                                               High      Low
                                                             -------- ---------
     1998
     First Quarter.......................................... $24 3/16 $  17 3/4
     Second Quarter.........................................   26 1/2  21 15/16
     Third Quarter..........................................   22 1/8    13 7/8
     Fourth Quarter.........................................   13 3/4         8

     1999
     First Quarter.......................................... $13 9/16 $  10 3/8
     Second Quarter.........................................   18 5/8  12 11/16
     Third Quarter (through September 7)....................       22    16 1/2

   The last reported sales price of the common stock on the NYSE on September 7, 1999 was $20 per share. As of June 30, 1999, there were more than 2,000 beneficial holders.

                                DIVIDEND POLICY

   We have not paid any dividends since 1996. For the foreseeable future, we intend to retain any earnings to fund the operation of our business and to service and repay our debt rather than pay cash dividends to our stockholders. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends or other payments from our subsidiaries. Finally, our primary credit facility contains financial covenants that could restrict our ability to pay dividends. Subject to the foregoing, our Board of Directors has the sole discretion to pay cash dividends.

                                  THE COMPANY

Overview

   We develop, produce and distribute worldwide theatrical motion pictures and television programs. Our subsidiaries include Metro-Goldwyn-Mayer Studios Inc., United Artists Corporation, United Artists Films Inc. and Orion Pictures Corporation. We are one of only seven major film and television studios worldwide. Our library contains over 4,100 theatrically released feature film titles and 8,900 television episodes, and is the largest collection of post-1948 feature films in the world. Films in our library have won nearly 200 Academy Awards, including the Best Picture Award for Annie Hall, The Apartment, The Best Years of Our Lives, Dances with Wolves, Hamlet, In the Heat of the Night, Marty, Midnight Cowboy, Platoon, Rain Man, Rocky, Silence of the Lambs, Tom Jones and West Side Story. We also have in our library 20 titles in the James Bond film franchise, five titles in the Rocky film franchise and nine titles in the Pink Panther film franchise.

   As used in this prospectus, the terms "we," "our," "us," "MGM" and "the company" refer to Metro-Goldwyn-Mayer Inc. and our subsidiaries unless the context indicates otherwise.

                              PLAN OF DISTRIBUTION

   We may sell the securities being offered hereby:

  . directly to one or more purchasers;

  . through agents;

  . to or through one or more dealers;

  . to or through one or more underwriters;

  . through one or more rights offerings to our stockholders; or

  . through a combination of any such methods of sales.

   The distribution of such securities pursuant to any prospectus supplement may occur from time to time in one or more transactions either:

  . at a fixed price or prices which may be changed;

  . at market prices prevailing at the time of sale;

  . at prices related to such prevailing market prices; or

  . at negotiated prices.

   We may enter into a standby arrangement with Tracinda Corporation and one of its affiliates pursuant to which the Tracinda group would agree to buy securities being offered hereby which are not purchased by the public.

   Offers to purchase the securities being offered hereby may be solicited directly by us or by agents designated by us from time to time. Any such agent, who may be deemed to be our "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of such securities will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement.

   If a dealer is utilized in the sale of such securities, we will sell such securities to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

   If an underwriter is, or underwriters are, utilized in the sale, we will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of such shares to the public. In connection with the sale of such securities, such underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of such securities for whom they may act as agents. Underwriters may sell such shares to or though dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by us to underwriters in connection with the offering of such securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

   If we sell shares of common stock through one or more rights offerings, we will distribute to our stockholders, as of a record date to be determined, transferable rights to purchase common stock. The terms of such rights, including the period during which rights may be exercised, the exercise price, oversubscription privileges, if any, and subscription procedures, will be set forth in the applicable prospectus supplement. If a dealer manager is, or dealer managers are, utilized by us in connection with a rights offering, the applicable prospectus supplement will identify the dealer manager or dealer managers and describe the compensation arrangements with such dealer manager or dealer managers.

   Underwriters, dealers, agents, dealer managers, and other persons, including the Tracinda group, may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including the liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters, dealers, dealer managers and agents may engage in transactions with, or perform services for us in the ordinary course of business.

   If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers, dealer managers, or other persons to solicit offers by certain institutions to purchase from us securities offered hereby pursuant to contracts providing for payment and delivery on a future date or dates set forth in the applicable prospectus supplement. Institutions with which such contacts may be made may include, but are not limited to, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of such securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (b) if such securities are also being sold to underwriters, we shall have sold to such underwriters the securities offered hereby which are not sold for delayed delivery. The underwriters, dealers, dealer managers and such other persons will not have any responsibility in respect to the validity or performance of such contracts. The prospectus supplement relating to such contracts will set forth the price to be paid for such securities pursuant to such contracts, the commissions payable for solicitation of such contracts and the date or dates in the future for delivery of such shares pursuant to such contracts.

   The anticipated date of delivery of securities offered hereby will be set forth in the applicable prospectus supplement relating to each offer.

   We intend to offer the common stock covered hereby in an underwritten public offering commencing on or about September 13, 1999, and will file a prospectus supplement with the Commission in connection with such offering.

                           DESCRIPTION OF SECURITIES

Common Stock

   Our authorized common stock consists of 500,000,000 shares of common stock. All authorized shares of common stock have a par value of $0.01 per share and are entitled to one vote per share on all matters submitted to a vote of stockholders. In the event of a liquidation, dissolution or winding up of the company, the holders of the common stock are entitled to share ratably in all assets remaining after all liabilities and the liquidation preference attributable to any outstanding preferred stock have been paid. The holders of the common stock have no pre-emptive rights or cumulative voting rights and no rights to convert their common stock into any other securities.

   As of June 30, 1999, there were outstanding 151,170,833 shares of the common stock. As of June 30, 1999, there were reserved for issuance upon the exercise of options 8,437,567 shares of the common stock, of which options for 7,775,301 shares were outstanding, 4,437,155 of which were vested and exercisable or would become vested and exercisable within 60 days.

Subscription Rights

   The following description sets forth the general terms and provisions of any subscription rights which may be issued and to which any prospectus supplement may relate. The particular terms of the subscription rights and extent, if any, to which such general provisions may not apply will be described in the prospectus supplement relating to such subscription rights.

   The subscription rights will be issued in connection with one or more rights offerings. The subscription rights will be issued without charge to our stockholders and will be transferable. The number of rights to be issued for each outstanding share of our common stock as well as the subscription price will be determined at the time of the rights offering, if any, and described in the related prospectus supplement. We anticipate that the subscription rights will be traded on the New York Stock Exchange, the exchange where our common stock is traded.

   We anticipate there will be two types of subscription privileges associated with the subscription rights. Under the basic subscription privilege, a rights holder would be entitled to purchase one share of common stock for each right held. Under the oversubscription privilege, any rights holder who exercises the basic subscription privilege for all rights held would be entitled to subscribe for additional shares of common stock at the time the basic subscription privilege is exercised. Shares will be available for the oversubscription privilege to the extent that other rights holders do not exercise their basic subscription privilege in full and will be subject to proration if necessary. In each case, the rights holder must specify the number of shares to be purchased and submit the subscription price to the subscription agent.

                                 LEGAL MATTERS

   The validity of the issuance of the securities offered hereby will be passed upon for us by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, Los Angeles, California.

                                    EXPERTS

   The company's financial statements and schedules for the years ended December 31, 1998 and December 31, 1997 and for the period from October 11, 1996 to December 31, 1996 and for MGM Studios for the period from January 1, 1996 to October 10, 1996 incorporated by reference into this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov.

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring to our filed SEC documents. The information incorporated by reference is considered to be part of this prospectus. Information we file with the SEC after the date of this document will update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  (1)  Our Annual Report on Form 10-K for the year ended December 31, 1998;

  (2) Our Quarterly Reports on Form 10-Q for the periods ended March 31, 1999 and June 30, 1999;

  (3)  Our Current Report on Form 8-K dated March 16, 1999;

  (4) The description of capital stock contained in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on October 14, 1997, as amended; and

  (5)  Our Proxy Statement dated June 15, 1999.

   We have also filed a Registration Statement on Form S-3 with the SEC under the Securities Act for the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our common stock and us. The Registration Statement can be found in the SEC's public reference room or on the SEC's website referred to above, and you may request a copy of any of these filings, at no cost, by writing or calling William A. Jones, Senior Executive Vice President and Secretary of the company, at:

                            Metro-Goldwyn-Mayer Inc.
                              2500 Broadway Street
                         Santa Monica, California 90404
                                 (310) 449-3000

   You can find additional information by visiting our website at: http://www.mgm.com.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    , 1999
                            [MGM LOGO APPEARS HERE]

                       36,036,036 Shares of Common Stock

               ------------------------------------------------

                             PROSPECTUS  SUPPLEMENT

               ------------------------------------------------

                         Banc of America Securities LLC

                          Donaldson, Lufkin & Jenrette

                               ----------------

                           Credit Suisse First Boston

                           Deutsche Banc Alex. Brown

                              Merrill Lynch & Co.

                               CIBC World Markets

                                  ING Barings

                       The Seidler Companies Incorporated

                                 DLJdirect Inc.

--------------------------------------------------------------------------------

   We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus supplement and the accompanying prospectus or to make representations as to matters not stated in this prospectus supplement and the accompanying prospectus. You must not rely on unauthorized information. This prospectus supplement and the accompanying prospectus are not offers to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sales made hereunder after the date of this prospectus supplement shall create an implication that the information contained in this prospectus supplement and the accompanying prospectus or the affairs of MGM have not changed since the date hereof.

--------------------------------------------------------------------------------